02034150

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

7 May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

SEC MAIL PROCESSING SECTION RECEIVED MAY 10 2002 WASH, D.C. 164

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

PROCESSED MAY 21 2002 THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

dlw 5/20

Phyllis Ng
Company Secretary

Encl.

PN/lf

和記行（集團）有限公司

File No. 82-3990

Annex A to Letter to the SEC dated
May 7, ~~199~~ 2002 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED

1. Title: Memorandum and Articles of Association

   Date: Upon incorporation

   Entity requiring item:

   Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). — N/A

2. Title: Annual Report

   Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting

   Entity requiring item:

   The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. — see attached

3. Title: Half Yearly Report and Preliminary Announcement

   Date: Within four months of the end of half year period

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Change in Registered Office or Principal Place of Business

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notifications of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately) — see attached

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. — see attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. — see attached

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. — N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

N/A

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Directors' Notice

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interests) Ordinance.

see attached

KMC00998.DOC

Item no. 2 - Annual Report 2001
- 2001 Final Results Announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 25 April 2002

Item nos. 7 and 8 - Further Announcement on Possible Discloseable Transactions announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 28 March 2002
- Results of the Rights Issue announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 11 April 2002
- Adoption of New Share Option Scheme, Amendments to the Bye-laws of the Company and Connected Transaction announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 25 April 2002

Item no. 9 - Notice of Board Meeting dated 22 April 2002

Item no. 12 - Circular for Adoption of New Share Option Scheme, Proposed Amendments to the Bye-laws and General Mandates for Issue and Repurchase by the Company of its Own Shares
- Form of Proxy for use at the Annual General Meeting to be held on 30 May 2002 (or at any adjournment thereof)
- Form of Proxy for use at the Special General Meeting or any adjournment thereof

Item no. 14 - Notice of Annual General Meeting dated 24 April 2002

Item no. 26 - Director's notice dated 27 March 2002 (BB)
- Director's notice dated 28 March 2002 (RL)
- Director's notice dated 28 March 2002 (SS)
- Director's notice dated 3 April 2002 (YKH)
- Director's notice dated 4 April 2002 (MBL)
- Director's notice dated 9 April 2002 (LWS)
- Director's notice dated 16 April 2002 (RL)
- Director's notice dated 16 April 2002 (MBL)
- Director's notice dated 17 April 2002 (BB)
- Director's notice dated 17 April 2002 (SS)
- Director's notice dated 23 April 2002 (LWS)
- Director's notice dated 23 April 2002 (YKH)

NOTICES

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

2001 FINAL RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2001 were as follows:

BUSINESS RESULTS

	Notes	Year ended December 31, 2001 HK$'000	2000 HK$'000
Turnover	2 & 3	565,845	386,866
Cost of sales		(425,712)	(280,861)
Gross profit		140,133	106,005
Other revenue		14,737	18,142
Distribution costs		(49,527)	(54,583)
Administrative expenses		(140,175)	(115,138)
Impairment loss recognised in respect of intangible assets		(20,008)	–
Write-down of properties held for sale to net realisable value		(10,600)	–
Loss from operations	4	(65,440)	(45,574)
Finance costs	5	(16,923)	(18,195)
Investment income	6	149	5,543
Deficit on revaluation of investment properties		(11,189)	(8,412)
Net gain (loss) on disposal or liquidation of subsidiaries		2,569	(282)
Allowance against account receivable		–	(22,632)
Write-back of allowance against amounts due from associates		–	5,632
Impairment loss recognised in respect of goodwill		(3,459)	–
Share of results of associates		(4,005)	3,356
Loss before taxation		(98,298)	(80,564)
Taxation	7	(1,689)	(3,141)
Loss after taxation		(99,987)	(83,705)
Minority interests		479	(1,750)
Loss attributable to shareholders		(99,508)	(83,455)
Loss per share	8	(7.07 cents)	(6.08 cents)

Notes:

1. **Adoption of statements of standard accounting practice**

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in the financial statements. The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current and prior years.

Leases

SSAP 14 (Revised) "Leases" ("SSAP 14") has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14. Comparative amounts have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended December 31, 2000 have been amended so that they are presented on a consistent basis.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill previously charged to reserves. Accordingly, goodwill arising on acquisition prior to January 1, 2001 continues to be held in reserves, and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

2. **Turnover**

	2001 HK$'000	2000 HK$'000
Sales of goods to customers, less returns, discounts and allowance	530,619	373,651
Maintenance service income	35,226	13,215
	565,845	386,866

3. **Business and geographical segments**

Business segments

For management purposes, the Group is currently organised into six operating divisions: air-conditioning products, audio-visual equipment and other electrical products, car audio and electronic products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning and refrigeration products
Audio-visual equipment and other electrical products	Distribution of audio-visual equipment and home appliances
Car audio and electronic products	Distribution of car audio equipment and accessories
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sales

Segment information about these businesses is presented below.

2001

	Air-conditioning products HK$'000	Audio-visual equipment and other electrical products HK$'000	Car audio and electronic products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover									
External sales	176,059	59,576	52,491	243,378	34,341	–	–	–	565,845
Inter-segment sales	7,230	4,871	–	–	326	–	–	(12,427)	–
Total turnover	183,289	64,447	52,491	243,378	34,667	–	–	(12,427)	565,845
Inter-segment sales are charged at prevailing market rates.									
Result									
Segment result	10,813	(26,934)	(2,654)	5,162	(2,177)	1,234	49	(389)	(14,896)
Unallocated corporate expenses									(50,544)
Loss from operations									(65,440)
Finance costs									(16,923)
Investment income									149
Deficit on revaluation of investment properties	–	–	–	–	–	(11,189)	–	–	(11,189)
Net gain (loss) on disposal or liquidation of subsidiaries	–	59	3,340	134	–	–	(974)	–	2,569
Impairment loss recognised in respect of goodwill	–	–	–	(2,789)	(670)	–	–	–	(3,459)
Share of results of associates	813	(4,984)	–	–	–	–	167	–	(4,005)
Loss before taxation									(98,298)
Taxation									(1,689)
Loss after taxation									(99,987)
Minority interests									479
Loss attributable to shareholders									(99,508)

2000

	Air-conditioning products HK$'000	Audio-visual equipment and other electrical products HK$'000	Car audio and electronic products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover									
External sales	191,676	68,946	74,316	–	51,928	–	–	–	386,866
Inter-segment sales	1,847	1,605	–	–	231	–	–	(3,683)	–
Total turnover	193,523	70,551	74,316	–	52,159	–	–	(3,683)	386,866
Inter-segment sales are charged at prevailing market rates.									
Result									
Segment result	21,431	(12,743)	(996)	–	(18,105)	12,113	60	109	1,869
Unallocated corporate expenses									(47,443)
Loss from operations									(45,574)
Finance costs									(18,195)
Investment income									5,543
Deficit on revaluation of investment properties	–	–	–	–	–	(8,412)	–	–	(8,412)
Net loss on liquidation of subsidiaries	–	–	–	–	–	–	(282)	–	(282)
Allowance against account receivable	–	–	–	(22,632)	–	–	–	–	(22,632)
Write-back of allowance against amounts due from associates	–	–	–	5,632	–	–	–	–	5,632
Share of results of associates	13,161	(10,610)	–	1,400	–	–	(595)	–	3,356
Loss before taxation									(80,564)
Taxation									(3,141)
Loss after taxation									(83,705)
Minority interests									(1,750)
Loss attributable to shareholders									(85,455)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market 2001 HK$'000	2000 HK$'000	Contribution to operating profit 2001 HK$'000	2000 HK$'000
Hong Kong	437,386	242,786	(11,603)	(6,887)
Singapore	40,315	39,841	247	(5,554)
Malaysia	15,978	19,545	(2,434)	(1,896)
PRC	28,267	34,224	(17,031)	(167)
Macau	31,726	32,346	1,386	(942)
Others	12,173	18,124	(198)	(827)
	565,845	386,866	(29,633)	(16,273)
Other revenue			14,737	18,142
Unallocated corporate expenses			(50,544)	(47,443)
Loss from operations			(65,440)	(45,574)

4. **Loss from operations**

	2001 HK$'000	2000 HK$'000
Loss from operations has been arrived at after charging:		
Amortisation of intangible assets included in administrative expenses	1,539	3,078
Depreciation of:		
Owned assets	14,753	16,476
Assets held under finance leases	266	253
Impairment loss recognised in respect of investment securities	338	–
Loss on disposal of property, plant and equipment	7,852	501

5. **Finance costs**

	2001 HK$'000	2000 HK$'000
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	6,434	8,003
Bank loans wholly repayable after five years	2,699	2,090
Other loans wholly repayable within five years	5,286	5,112
Other loans wholly repayable after five years	2,099	2,364
	16,518	17,569
Finance lease charges	47	322
Bank charges	358	304
	16,923	18,195

6. **Investment income**

	2001 HK$'000	2000 HK$'000
Interest income from bank deposits	134	688
Interest income from trade and other receivables	13	755
Dividend income from listed equity securities	1	2
Interest income from associates	–	4,016
Gain on disposal of listed equity securities	–	82
	149	5,543

7. **Taxation**

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Profits Tax for the year:		
Hong Kong	1,224	790
Overseas taxation	155	391
	1,379	1,181
Deferred taxation	–	(12)
Taxation attributable to the Company and its subsidiaries	1,379	1,169
Share of taxation attributable to associates	310	1,972
	1,689	3,141

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **Loss per share**

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$99,508,000 (2000: HK$85,455,000) and on the weighted average number of 1,408,439,260 (2000: 1,405,444,189) ordinary shares in issue during the year.

Diluted loss per share is not presented for both years as the exercise of the outstanding share options would result in a decrease in the loss per share.

NOTICES

AUDITORS' REPORT

In their report, the auditors draw attention to the following fundamental uncertainty, and have included the following paragraphs in their report :

"Fundamental uncertainty relating to the going concern basis

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements. As mentioned in note 2 to the financial statements, the Group is dependent upon the continuing financial support from a supplier with which loan rescheduling is expected to be completed in May 2002 as explained in note 51 to the financial statements.

Provided that the loan rescheduling is successfully completed, the Directors consider that the Group will be able to meet in full its financial obligations as they fall due for the foreseeable future. The financial statements have been prepared on a going concern basis, the validity of which depends on future funding being available. The financial statements do not include any adjustment that may result from a failure to obtain such funding. In our opinion, the fundamental uncertainty has been adequately disclosed in the financial statements and our opinion is not qualified in this respect."

DIVIDENDS

No interim dividend was paid during the year (2000: nil) and the Directors do not recommend the payment of a final dividend (2000: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

- *Turnover*

  Group turnover the year at HK$565.8 million, increased by HK$179.0 million (+46.3%) over that recorded last year.

  The main contributory factor to this increase was the re-acquisition of a controlling interest in the motor vehicle and car accessories business (principally the "Ferrari" and "Maserati" brands) such that once again it becomes a subsidiary operation of the Group. Last year the business was treated as an associate, the profits from which were accounted on an equity basis only and turnover was not taken to account.

  Turnovers from the other businesses at HK$322.5 million were HK$64.4 million (-16.7%) below those of the previous year. Given the difficult economic conditions affecting the markets, all other business segments recorded lower turnovers than last year.

- *Attributable loss*

  The Group loss attributable to shareholders was HK$99.5 million which was HK$14.1 million (+16.4%) higher than the comparable figure last year. However a significant positive factor in the results was that the underlying loss from operations was much lower than last year being reduced by HK$18.7 million (41.1%), after adjusting for three exceptional, non-recurrent items which do not result from trading, being a loss of HK$8.0 million booked on the sale of a property surplus to requirements in Singapore and two items involving one-time write-offs for HK$30.6 million. The proceeds from that sale were used to reduce bank indebtedness.

  Although there was a signification reduction in the loss from continuing trading operations, it was decided by management to be prudent this year and to make any further substantial provisions and write-offs considered appropriate, and mainly in respect of properties, intangible assets and goodwill. Such provisions included a write-down on revaluation of investment properties of HK$11.2 million (2000: HK$8.4 million); a write-down on the valuations of properties held for resale of HK$10.6 million (2000: nil); a total write-off of intangible assets of HK$20.0 million (2000: nil); and a HK$3.5 million write-off of goodwill in connection with both the acquisition of an increased shareholding, in the year, in the motor vehicle group (HK$2.8 million), and also with the acquisition of the minority interests of the Mega Warehouse direct marketing operation (HK$0.7 million) and of ebuystore.com (an e-commerce and sales support facility), both of which companies became wholly-owned subsidiaries.

  The total of these provisions and write-offs amounted to HK$45.3 million which compared with a figure of only HK$8.4 million last year.

  A loss of HK$4.0 million was booked from the results of associated companies which compared with a HK$3.4 million profit last year. The reasons for this were firstly, that the two manufacturing joint-venture companies in which the Group has an equity interest in the PRC, recorded a combined profit this year of HK$0.8 million (2000: HK$2.6 million), but a special provision of HK$5.0 million against potential losses which may arise on collection of receivables, was considered prudent by the Group, although the PRC joint-ventures did not themselves consider such provisions necessary. There was no such special provision last year. Secondly, the associated company results last year included a small profit from the motor vehicle distribution business, which business is treated as a subsidiary this year.

Liquidity and Financial Resources

As in recent years, the Group in FY2001, continued to be financed by a combination of internal cash flows; trade creditor support; and bank borrowings involving both short and longer-term maturities. The Group continued to meet its bank liabilities upon due dates and the position of actual bank loans and overdrafts improved significantly in the year which at balance sheet date were HK$95.6 million (compared with HK$131.6 million at balance sheet date 2000). However, the cash being generated by the businesses was being used to pay down debt and not being re-cycled in the businesses. As a percentage of total shareholders' funds, total bank borrowings at year end were 32.5% compared with 34.2% last year.

Group net current liabilities at December 31, 2001 were HK$124.8 million which compared with HK$87.3 million at the previous year end. The primary reason for this continued to be the reclassification as short-term debt of an unsecured loan from Mitsubishi Heavy Industries Ltd ("MHI") which loan became due for repayment on December 31, 2001. **However, as was announced at the end of November 2001, in friendly and constructive negotiations between MHI and Group management, a Conditional Agreement was made between the parties. Details of this Conditional Agreement and the financial implications are given in the Annual Report 2001 headed "Post Balance Sheet Events and Pro-forma Summary Balance Sheet".**

Also, given the requirement for the Group to increase its financial resources to partly repay short-term debt and also to provide additional working capital to meet the needs of the businesses, **it was decided in February 2002 to undertake a capital reorganisation exercise which was allied to a Rights Issue and Bonus Issue. A circular and prospectus were prepared for shareholders on February 20 and March 15, 2002 respectively, and the arrangements were approved by shareholders on March 15 and completed on April 11, 2002. Again, the entire capital reorganisation exercise and the financial implications, are detailed under the section headed "Post Balance Sheet Events and Pro-forma Summary Balance Sheet of the Annual Report 2001."**

Business Reviews

- *Air conditioning products*

  The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong and Macau (all products) and the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of air-conditioning products supplied under the "LG" brand ("LG Electronics Inc." of Korea). Both are pre-eminent global brands.

  Total sales to third party customers at HK$176.1 million were 8.1% lower than the HK$191.7 million recorded in FY2000. The entire shortfall in sales, and therefore the impact on profits earned from this business which were significantly reduced, was outwith the management control. During the year, a trade dispute developed between China and Japan on an wholly unrelated area of business, but which led to an arbitrary impost of a 100% import penalty duty, imposed by the Chinese customs office on Japanese-made air-conditioning products. This lasted a full six months and wholly affected deliveries for the major selling season of this business from June 2001 onwards. The penalty tariff was lifted in December 2001. Without this disruption, sales would have been much higher.

  However, the markets throughout 2001 were difficult. In Hong Kong and Macau the economies remained depressed and sales were slow. New construction projects were at low levels, reducing product demand. Nevertheless, due to the Group's multi-channel distribution and networking, allied to the excellent support from both the MHI and "LG" principals, brand building/support increased and the products were very competitive. Given their accepted high quality position, this enabled total market shares to be maintained or increased, in some sectors. Increased distribution efforts in the mainland China are now beginning to show more business. A main office for China business was established in Dongguan, Guangdong Province to co-ordinate and integrate the functions of marketing, sales, after-sales support, and sales/product training. The project side of the business is expanding through networking and channel management of project design, contractors and tenderers.

  Operational efficiencies increased and lower unit costs were achieved through streamlined organisation, after-sales service and warehousing operations. Working capital efficiencies were also made in respect of both inventories and receivables. However, total gross margins were somewhat lower than FY2000 given the competitive market situation, and total profit contributions were only half of those achieved last year.

  For FY2002 management are now more optimistic. Sales opportunities are increasing in both Hong Kong and the mainland PRC markets; the tariff impost is no longer a factor; and the market stimulus of China's accession to the World Trade Organisation ("WTO"), will be a further positive factor. Given the operational improvements made and the commitment to increased market coverage and distribution, this business segment is forecast to grow both sales and profit contribution in the year 2002.

- *Audio-visual and other electrical products*

  The audio-visual business is now largely focused upon marketing and distribution of a range of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). The business segment also includes sales from "LG" branded domestic electrical appliance products which are now well established in the market. And finally, sales also include a post-production services business, to the film and entertainment sector, known as Best and Original Production Limited ("B&O").

  Total sales decreased 13.6%, compared with FY2000, to HK$59.6 million given a stagnant domestic market. The audio-visual products sector of the business remains extremely competitive especially given the range of innovative products offered to the market; the constantly reduced market pricing; and gross margins are narrow. Nevertheless, the range of products marketed increased in the year to include CD, VCD, DVD players and mini hi-fi systems; speakers, surround sound and home theatre systems; and Plasma display televisions. Sales of "LG" domestic appliances increased satisfactorily in the year. Distribution channels were expanded and sales and promotional campaigns were organised in a cost effective manner. Operational efficiencies and cost controls were effectively implemented with the result that, despite the lower sales compared to last year, losses were almost halved after adjusting for the write-off of intangible assets of HK$20.0 million.

  Looking at 2002, the consumer markets will still be highly competitive given a sluggish economic outlook; changing consumer tastes; and increased competition from mainland Chinese brands. Nevertheless, launch of a competitive range of products; increased distribution efforts and particularly in the markets of Hong Kong, mainland China, Singapore and Malaysia; and the increasing brand awareness of "Rogers" and "Bodysonic" following continuous marketing efforts, will all be positive. At the end of 2001 the Group sold its interest in B&O, the post-production services business, which will reduce the sales but will not affect the profitability of this business segment.

- *Car audio and electronic products*

  The business consists of marketing and distribution of products largely under the "Alpine" brand (from Japan) which is one of the leading brands in the market, together with products developed under the Group's own "Rogers" brand of motor vehicle speakers and power amplifiers. Products are distributed in Hong Kong, Macau, Singapore and Malaysia.

  Total sales were HK$52.5 million, which was a HK$21.8 million (29.4%) decline in FY2001. Across the markets, business was affected by the drop in sales of automobiles. There was intense competition on products and new product innovations, and pricing and margins were affected. The economic environment forced operational and cost efficiencies and despite the significant drop in sales, losses recorded from the business were small.

  In FY2002, "Alpine" is offering an exciting range of products with car navigation, audio and audio-visual features which are targetted at the growing larger cabin vehicle sector. "Alpine" is also a leader in products featuring integrated navigation systems and these will stimulate sales once this technology is available in the markets we serve. The business is forecasting a growth in sales and a profitable year in 2002.

- *Direct marketing*

  This business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under "Mega Warehouse" branded outlets.

  Sales to customers in the year were lower than FY2000. However, the business has been refocused in the year. At the beginning of FY2001, a large outlet in the Wo Kee Hong Building was closed and re-sited to Tsing Yi in April. Since then, a chain-store type strategy to cover Hong Kong, Kowloon and the New Territories, on a cost effective basis, has been implemented. The contributed loss in the year was significantly reduced from that recorded in FY2000 and based upon the increased number of retail outlets, Mega Warehouse is now operating profitably.

  By the end of FY2001 there were four sales outlets in Tsuen Wan, Sai Wan, Tsim Sha Tsui and Tsing Yi. In the first quarter of 2002, two further outlets have been opened in Tuen Mun and Yuen Long with another opened in North Point in April. The business model is based upon warehouse retail competitive concepts with regular promotional and key product category sales, to provide value-for-money products to customers.

  This strategy is increasing business levels, and new stores have already and will continue to be opened in FY2002 to a conservative plan. Despite a weak retail environment, there is latent consumer demand for products providing innovation and value for money. Mega Warehouse outlets are becoming recognised for providing these values. There will be an increased number of stores in differing locations throughout Hong Kong in the year; a wider range of product categories offered; increased marketing and promotion efforts; and possible sales outlets in mainland China to be considered later in the year. All of these activities will be undertaken cautiously, with a view to increasing sales, utilisation of cost and capital efficiencies; and both sales and profits are forecast to increase.

- *Motor vehicle and car accessories distribution*

  The business is the marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier luxury sports marques in Hong Kong, Macau and mainland China. In FY2001 the Group repurchased a controlling interest in the business, which interest was further increased during the year upon a recapitalisation, such that at year end the operation became a 86% controlled subsidiary.

  Total sales for the year were HK$243.4 million which was 9.8% higher than the sales achieved in FY2000, although last year the sales were not consolidated, as this business was then an associated company. The pre-tax profits were stable at similar levels to the previous year.

  "Ferrari" continues to be the premier luxury sports car available in the world today and demand for the models generally outstrips supply. Demand for the 360 Modena/Spider was high, as was demand for the 550 Maranello/Barchetta. With the introduction of the new 575M Maranello, with the popular F1 gear shift, sales are expected to continue strong in FY2002.

  The "Maserati" marque is increasing brand awareness in Hong Kong and unit deliveries increased 14% over FY2000. Exciting new "Maserati" models are lined-up for 2002 and already in February the new "Maserati" Spyder began deliveries to customers. A new Coupe was also announced for introduction from April 2002. The new Spyder GT/Cambiocorsa marks a radical shift in "Maserati" technology, incorporating a 4.2 litre engine with F1 gear shift.

  The product line-up therefore from both marques, is extremely strong and increased sales are expected in FY2002, notwithstanding a flat total market in Hong Kong for passenger vehicles (actually down 1.7% in 2001, compared with 2000). Total units delivered in FY2001 were up almost 6.5% on those delivered in 2000.

  In the year, a dedicated "Maserati" workshop was opened, as was another showroom facility dedicated to the sale of quality used cars, an important facet of the business in support of new car sales. The personnel employed in the business increased in the year especially in the parts, service and bodyshop facilities, where demand is increasing as the road population of "Ferrari" and "Maserati" grows in Hong Kong.

  China remains a difficult and small market for unit sales for high performance vehicles at this time. However, entry in the WTO has already seen a dramatic import tariff reduction from pre-WTO levels in 2001 of 80%, to 50.7% effective from January 1, 2002. Sales and service activities in key strategic cities will be established or consolidated from 2002 onwards, and we look to the mainland China market to be solid, albeit incremental business, to the Hong Kong base market operation, for a number of years.

Personnel

At the year end 2001 the total number of employees of the Group, excluding associates, was 338 (the comparable number last year, including the motor vehicle group employee, was 377 people). It was essential, as part of the profit restoration program, to further review our personnel employment contracts and to carefully review the staff required in each business and function, within the Group, as we moved into 2002. Regrettably, it has been necessary to reduce the employee headcount further with redundancies already announced, given closure or consolidation of some small business units; implementation of a retirement scheme at age 55 years; implementation of Group wide reduction in remuneration packages including the elimination of automatic Chinese New Year bonuses.

These measures are painful, but the Group is determined to restore profitability, to be competitive and ensure the Group is able to grow profitably from 2002 onwards. The Group recognises the importance of its employees and has been extremely fortunate to retain a core of loyal, experienced and dedicated people. The management team has remained stable and committed throughout the year and together, from this point on, we are confident that the businesses and the employees, will grow together for the benefit of all in subsequent years.

Prospects

Despite the tough market environment, for reasons explained for each business segment in which the Group is involved, it was really pleasing to see that the recurrent operating loss in 2001 was significantly reduced compared with the previous year.

Looking to 2002, management are of the view that the year 2001, and considering the further actions taken early in 2002, mark a turning point for the Group. The prospects for each business segment in which the Group is involved look much brighter. The Group has a long history and an established name and reputation in its markets which it cherishes. It is a market leader in marketing and distribution of consumer products in Hong Kong, Macau, mainland China and certain other markets in South East Asia. These markets are at last recovering in different ways, from the effects of the global economic downturn and we see signs of a good recovery and growth. The actions management has taken on costs and the further rationalisation measures and strategic positioning in each business, should facilitate and stimulate profitable growth. The measures taken on the supplier debt restructuring and the recently completed capital reorganisation and Rights Issue will also dramatically improve the balance sheet and financial standing of the Group and further reduce finance costs.

For all of these reasons the Board is cautiously optimistic that 2002 will at last allow the Group to record increased revenues and mark a return to profit after the work of recent years in difficult circumstances.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year ended December 31, 2001, the Company has purchased a total of 1,200,000 shares of HK$0.10 each of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") with details as follows:

Month of Repurchase	No. of Shares Repurchased	Price Per Share Highest HK$	Price Per Share Lowest HK$	Total Price Paid HK$
January 2001	200,000	0.095	0.095	19,000.00
February 2001	800,000	0.097	0.090	72,700.00
March 2001	100,000	0.092	0.092	9,200.00
April 2001	100,000	0.079	0.077	7,888.00

Saved as mentioned above, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Barry John BUTTIFANT
Managing Director

Hong Kong, April 24, 2002

Copies of the results announcement can be obtained from the Corporate Head Office of the Chief Executive Officer: Fax No.: (852) 2521-7198. The 2001 Annual Report and Accounts will be sent to shareholders on April 30, 2002.

Wo Kee Hong (Holdings) Limited
Principal Office: 5th Floor, Loke Yew Building, 50-52 Queen's Road Central, Hong Kong.
Corporate Head Office: 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, N.T.
Fax No.: (852) 2521-7198
Web site: http://www.wokeehong.com.hk

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of the Company will be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 30, 2002 at 12:00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2001.
2. To re-elect Directors and authorise the Board of Directors to fix their fees.
3. To re-appoint Messrs. Deloitte Touche Tohmatsu to be the auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, April 24, 2002

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's corporate head office at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

二零零一年度業績

和記行(集團)有限公司(「本公司」)董事會宣布本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度經審核綜合業績如下：

業績報告

	附註	截至十二月三十一日止年度 二零零一年 港幣千元	二零零零年 港幣千元
營業額	2及3	565,845	386,866
銷售成本		(425,712)	(280,861)
毛利		140,133	106,005
其他收入		14,737	18,142
分銷費用		(49,527)	(54,583)
行政費用		(140,175)	(115,138)
無形資產已確認之減值虧損		(20,008)	—
持有作出售物業減值至可變現淨值		(10,600)	—
經營虧損	4	(65,440)	(45,574)
財務費用	5	(16,923)	(18,195)
投資收益	6	149	5,543
重估投資物業之虧蝕		(11,189)	(8,412)
出售附屬公司或附屬公司清盤之盈利(虧損)淨額		2,569	(282)
應收賬款壞賬準備		—	(22,632)
回撥應收聯營公司款項壞賬準備		—	5,632
商譽之已確認減值虧損		(3,459)	—
應佔聯營公司業績		(4,005)	3,356
除稅前虧損		(98,298)	(80,564)
稅項	7	(1,689)	(3,141)
除稅後虧損		(99,987)	(83,705)
少數股東權益		479	(1,750)
股東應佔虧損		(99,508)	(85,455)
每股虧損	8	(7.07仙)	(6.08仙)

附註：

1. **採納會計實務準則**

本年度，本集團首次採納香港會計師公會頒佈之多項新訂及經修訂會計實務準則(「會計實務準則」)。採納該等準則已導致本集團多項會計政策有所變動。此外，新訂及經修訂準則已訂定額外及經修訂披露規定，而本財務報表已採納該等額外及經修訂披露規定。採納該等新訂及經修訂準則已導致本集團會計政策有以下變動，因而影響本期或過往期間所呈報之數額。

租賃

會計實務準則第14號(經修訂)「租賃」(「會計實務準則第14號」)已對融資及經營租賃會計基準及本集團租賃安排之指定披露事宜等作出部分修訂。本集團所有租賃安排之披露已經修改，藉以遵守會計實務準則第14號之規定。比較數字已經重整以達致呈報一致。

分類呈報

本年度，本集團已按會計實務準則第26號「分類呈報」規定改變可呈報分類資料之辨認基準。截至二零零零年十二月三十一日止年度之分類披露方式亦經修訂，以達致統一呈列方式。

商譽

本年度，本集團已採納會計實務準則第30號「業務合併」及已選擇不重整先前在儲備內扣除之商譽。因此，二零零一年一月一日前因收購所產生之商譽乃列作儲備項目及將於出售有關附屬公司或聯營公司或商譽確認為減損時在損益賬列作扣除項目。二零零一年一月一日後因收購所產生之任何商譽將會資本化及按其估計可使用年期以直線法攤銷。因收購聯營公司所產生之商譽列入該聯營公司之賬面值。因收購附屬公司所產生之商譽現時於資產負債表另行呈列。

2. **營業額**

	二零零一年 港幣千元	二零零零年 港幣千元
銷售商品予客戶，扣除退回，折扣及減免	530,619	373,651
保養維修服務之收入	35,226	13,215
	565,845	386,866

3. **業務及地區分類**

業務分類

就業務管理目的，本集團現時之業務可分為六個經營部份：空調產品、影音設備及其他電器產品、汽車音響及電子產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調及冷藏產品
影音設備及其他電器產品	分銷影音設備及家用產品

4. **經營虧損**

	二零零一年 港幣千元	二零零零年 港幣千元
經營虧損已扣除：		
無形資產攤銷(包括於行政費用內)	1,539	3,078
折舊：		
自置資產	14,753	16,476
融資租賃資產	266	253
證券投資已確認之減值虧損	338	—
出售物業、廠房及設備之虧損	7,852	501

5. **財務費用**

	二零零一年 港幣千元	二零零零年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	6,434	8,003
五年後全數償還之銀行貸款	2,699	2,090
五年內全數償還之其他貸款	5,286	5,112
五年後全數償還之其他貸款	2,099	2,364
	16,518	17,569
融資租賃費用	47	322
銀行費用	358	304
	16,923	18,195

6. **投資收益**

	二零零一年 港幣千元	二零零零年 港幣千元
銀行存款之利息收入	136	688
貿易往來及其他應收賬款給予之利息收入	12	755
有牌價證券之股息收入	1	2
來自聯營公司之利息收入	—	4,016
出售有牌價證券投資之盈利	—	82
	149	5,543

7. **稅項**

	二零零一年 港幣千元	二零零零年 港幣千元
支出包括：		
本年度利得稅：		
香港	1,224	790
海外稅項	155	391
	1,379	1,181
遞延稅項	—	(12)
本公司及附屬公司應佔稅項	1,379	1,169
應佔聯營公司稅項	310	1,972
	1,689	3,141

香港利得稅乃根據本年度之估計應課稅溢利按16%計算。

海外稅項乃根據各自司法權區之稅率計算。

8. **每股虧損**

每股虧損之計算方法，乃根據股東應佔虧損港幣99,508,000元(二零零零年：港幣85,455,000元)及年內已發行股份之加權平均數1,408,439,260股普通股(二零零零年：1,405,444,189股)計算。

因行使未行使之認股權會減低每股虧損，因兩年均並未計算攤薄後之每股虧損。

核數師報告書

於核數師報告書中，核數師已顧及下列基本不確定事項，並已於其報告書內載入下列段落：

「有關持續經營準則之基本不確定事項

本行作出意見時，已經考慮財務報表中之披露是否足夠。如財務報表附註2之解釋， 貴集團須依靠一個供應商財務上的繼續支持。如財務報表附註51所闡述，預期與供應商進行之債務安排將於二零零二年五月完成。

倘債務安排能順利達成，則董事認為 貴集團有能力償還將於可預見未來到期繳付的債務。財務報表已按持續經營作為基準，該基準是否有效則視乎將來 貴集團能否取得足夠資金而定。財務報表並未包括任何因不能取得足夠資金而所作的調整。本行認為在財務報表中的基本不確定事項已作出足夠的披露，而本行對此事項不持保留意見。」

股息

年內並無派付任何中期股息(二零零零年：無)，董事不建議派發末期股息(二零零零年：無)。

在呆滯的本地市場環境下，總銷售額較二零零零年財政年度減少13.6%，共計港幣59,600,000元。影音產品市場競爭相當激烈，多款創新產品面世而銷售價格一直處低水平，毛利率亦微薄。然而，推出市場的產品系列擴大至包括CD、VCD、DVD播放機及微型hi-fi系統、揚聲器、環迴立體聲及家居影院系統以及等離子顯示電視機。「LG」牌子家庭電器產品的銷售額在本年度有理想增長。我們亦以具成本效益的方式擴大分銷渠道及舉辦銷售及推廣活動。雖然銷售額較上一年度為低，但透過更高的經營效率及成本控制措施，經營虧損於調整無形資產撇銷20,000,000港元後較上一年度減半。

展望二零零二年，在暗淡的經濟前景、消費者口味不斷轉變及來自中國大陸的品牌競爭下，市場競爭將會保持激烈。然而，積極的一面包括推出具競爭力的產品系列、加強特別是香港、中國大陸、新加坡及馬來西亞市場的分銷實力，以及在持續進行市場推廣下「樂爵士」及「先力」將取得更佳的品牌知名度。於二零零一年年底本集團出售後期製作服務公司嘉耀之權益，使銷售額下降但不會影響本業務的盈利能力。

- *汽車音響及電子產品*

有關業務主要為推廣及分銷市場知名品牌日本「阿爾派」產品，以及本集團本身品牌「樂爵士」的汽車擴音器及功率放大器。該等產品均在香港、澳門、新加坡及馬來西亞作代理分銷。

在二零零一年財政年度總銷售額為港幣52,500,000元，較上一年度下降港幣21,800,000元(29.4%)。整體市場均受汽車銷售下跌影響。原有及新產品競爭激烈，價格及邊際利潤均受壓。惡劣的經濟環境迫使本集團提高營運及成本效益，因此雖然銷售額大跌，但來自業務的虧損僅屬輕微。

於二零零二年財政年度，「阿爾派」提供多款創新產品並配置汽車導航、視像及影音功能，顧客對象是較大型的汽車。「阿爾派」在導航系統產品上是市場領導者，一旦該有關技術可被應用，相信銷售額會大增。預計該業務二零零二年之銷售額及利潤將會上升。

- *直銷*

該業務包括在香港以「買家倉」命名的優惠市場直接出售消費電子及電器產品予零售顧客。

銷售額較二零零零年財政年度為低。管理層在本年度對該業務進行重整，於二零零一年財政年度初時關閉在和記行大廈的大型優惠市場，並在四月份遷往青衣區。由當時起亦實施一個具成本效益，覆蓋全香港、九龍及新界的連鎖店策略。本年度的虧損由二零零零年財政年度大幅減低，同時所增加的零售店，目前亦獲得經營利潤。

於二零零一年財政年度結束時，在荃灣、西灣、尖沙咀及青衣共有四間銷售店。在二零零二年第一季在荃灣及元朗開設兩間分店，另一間於四月份在北角開業。業務模式是根據貨場零售的競爭概念，提供全期促銷及重點產品銷售，向顧客提供物有所值的產品。

有關策略使業務量不斷增加，在二零零二年財政年度將會繼續依照審慎的計劃開設新店舖。雖然零售市場疲弱，對於創新及物有所值的產品仍然具有潛在的顧客需求。買家倉已逐漸被公眾認同為提供超值產品的優惠市場。本年度全港各區將會開設更多店舖及增加可供選擇的產品類別，提高市場推廣及宣傳力度，並且將會在本年較後時間增加在中國大陸的銷售點。上述各項將會謹慎推行，冀能藉此提高銷售額並取得成本及資本效益。預期該業務的銷售額及盈利將會上升。

- *汽車及汽車配件分銷*

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車牌子的推廣、銷售、零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。於二零零一年財政年度，本集團購回該業務的控制性權益，及後再經資本重組進一步增加其權益，使該業務在年終時成為一間86%控制權益的附屬公司。

本年度總銷售額為港幣243,400,000元，較二零零零年財政年度的銷售額上升9.8%，然而該業務在上年度因只列為聯營公司因而不予綜合其銷售額。除稅前溢利與上一年度比較大致相同。

「法拉利」在全球保持其名貴跑車的地位，需求量遠超供應。360 Modena/Spider及550 Maranello/Barchetta的需求強勁，繼將推出新款備有受歡迎的F1變速器的575M Maranello型號後，預料二零零二年財政年度對該品牌的汽車需求將會保持強勁。

「瑪莎拉蒂」在本港的知名度獲得日漸普及，相比二零零零年財政年度的付貨量增加14%。二零零二年將會推出更多款精彩新型號，於二月份「瑪莎拉蒂」Spyder新型號已開始付運給顧客。二零零二年四月製造廠商宣佈推出新款Coupe。全新Spyder GT/Cambiocorsa備有4.2公升引擎及F1變速器，標誌著「瑪莎拉蒂」又一技術革命。

預料此兩個牌子跑車的型號將會更強，雖然香港的房車市場無增長(二零零一年較二零零零年實際下降1.7%)，惟本集團將在二零零二年財政年度將締造更高的銷售數字。二零零一年財政年度總付運量較二零零零年上升近6.5%。

本年度，「瑪莎拉蒂」的專有車間開幕，另一間專門售賣二手車的陳列室亦開業，為新車銷售提供重要的支持。該業務的聘用人數在本年度有所增加，原因是車款需求上升及在香港擁有「法拉利」及「瑪莎拉蒂」跑車的車主增加，使汽車零件、服務及車身設備業務方面需要聘請更多人手。

目前在中國的高級汽車市場經營環境惡劣且市場空間不大。然而，繼中國加入世貿後，由二零零二年一月一日起，入口關稅已由二零零一年加入世貿前的水平為80%，大幅

股息（二零零零年：無），董事不建議派發末期股息（二零零零年：

及財務狀況分析

營業額錄得港幣565,800,000元，較上一個年度增加港幣179,000,000元

汽車及汽車零件業務（主要為「法拉利」及「瑪莎拉蒂」牌子）的控制集團的附屬業務。上一年度該業務被當作聯營公司處理，其盈利並無計入營業額。

額為港幣322,500,000元，較對上一個年度下降港幣64,400,000元（減場普遍受到惡劣經濟環境影響，所有其他業務環節較對上一個年

額為港幣99,500,000元，較對上一個年度的可比較數字高港幣14,100,000而，有關業績亦顯出頗為積極的一面，是該等業務的基本虧損（在產生之特殊非經常項目（即新加坡出售一項冗餘物業而錄得虧損涉及港幣30,600,000元的一次過撤賬）後）較去年度縮減港幣18,700,000所得款項已經用作減低銀行借貸。

降，然而管理層決定為在本年度就物業、無形資產及商譽作出適撇減乃屬審慎之舉。該等撥備包括就物業投資重估撇減港幣11,200,000幣8,400,000元）；持有作轉售用途物業價值撇減港幣10,600,000元（二資產撤銷港幣20,000,000元（二零零零年：無）；及來自年內購入汽港幣2,300,000元）及購入買家倉直銷業務及ebuystore.com（一項電子少數股東權益（港幣700,000元）產生的商譽撇銷港幣3,500,000元、集團全資附屬公司。

額為港幣45,300,000元，而對上年度為港幣8,400,000元。

虧損港幣4,000,0000元，相對上一年度為港幣3,400,000元盈利。其中在中國擁有股權的兩間從事製造業務的合營企業在本年度錄得合（二零零零年：港幣2,600,000元），雖然中國合營企業認為無需對虧損作出特殊撥備，本集團為審慎起見，故對合營企業作出撥備對上年度並無該特殊撥備。其次，對上一個年度聯營公司在汽車，但本年度該業務已被視為附屬公司入賬。

在二零零一年財政年度資金需求繼續由內部現金流量、貿易賬款與。本集團繼續準時償還銀行債務，本年度實際銀行貸款及透支狀為港幣95,600,000元（於二零零零年結算日為港幣131,600,000元）。然乃需用以減低債項而非再投入營運。銀行負債總額與股東資金總額對上年度為34.2%。

十一日集團流動負債淨額為港幣124,800,000元，而對比上年度結束主要原因繼續是來自三菱重工株式會社（「三菱重工」）的無抵押貸須於二零零一年十二月三十一日償還。但如二零零一年十一月底所集團管理層友好磋商，雙方已訂立有條件協議，有條件協議的詳情司二零零一年年報「結算日後事項及備考摘要資產負債表」一節。

增加財政資源償還短期債務部分款項及提供業務所需的額外營運資年二月決定進行配合供股及紅利派發的資本重組。有關通函及章程月二十日及三月十五日派發給股東，而有關安排已於三月十五日獲二年四月十一日完成。整個資本重組及相關財務影響詳情會載於本算日後事項及備考摘要資產負債表」一節。

重工株式會社（「三菱重工」）產品的市場推廣及分銷，本集團對該、澳門（所有產品）及中國大陸市場的獨家代理權。三菱重工為商用市場提供全系列的空調產品。本集團亦代理及推銷「LG」品牌（南）的全系列空調產品，兩項產品均屬全球知名的品牌。

的總金額為港幣176,100,000元，較二零零零年財政年度錄得的港幣%。銷售額下跌繼而使該業務的盈利大幅減少乃管理層意料之外。間曾發生貿易糾紛，雖然糾紛的有關行業與本集團所經營者完全對日本製造的空調產品實施100%懲罰性關稅。實施懲罰性關稅期在二零零一年六月份開始的主要銷售季節產品的付運，懲罰性關二月取消。如無該項干擾事件則銷售額將會更高。

一年全年的市況非常惡劣。香港及澳門的經濟持續衰退，銷售去貨字項目不多亦壓抑產品需求。然而，透過本集團的多渠道分銷網「LG」的鼎力支持，品牌的知名度獲進一步提高而各產品均具極高有優良的質量水平，故能維持甚至在若干環節提高市場佔有率。方面作出的努力已帶來成果。年內在中國廣東省東莞市設立主要，以協調及結合市場推廣、銷售、售後支援及銷售/產品培訓。該業項目設計、承辦商及投標者的網絡建設及渠道管理而擴大。

、售後服務及貨倉作業，經營效率得以提高且單位成本亦已下降。的營運資金效率亦獲提升。由於市場競爭激烈，毛利率較二零零而盈利貢獻只達上一年度的一半。

年財政年度感到樂觀。在香港及中國大陸湧現更多的銷售機會，而中國加入世貿組織的刺激亦提供利好因素。鑑於運作情況改善及分銷方面的不懈努力，預料空調產品業務在二零零二年度的銷售加。

品

主要側重於推廣及分銷本集團本身品牌「樂爵士」（英國品牌）及「先品。是項業務亦包括「LG」品牌的家用電器產品，目前在市場擁有外，銷售額當中亦包括由嘉耀製作有限公司（「嘉耀」）向電影公司後期製作服務。

車銷售提供重要的支持。該業務的聘用人數在本年度有所增加，原因是車款需求上升及在香港擁有「法拉利」及「馬莎拉蒂」跑車的車主增加，使汽車零件、服務及車身設備業務方面需要聘請更多人手。

目前在中國的高級汽車市場經營環境惡劣且市場空間不大。然而，鑒中國加入世貿後，由二零零二年一月一日起，入口關稅已由二零零一年加入世貿前的水平為80%，大幅下降至50.7%。自二零零二年起本集團在中國主要的策略性城市將會設立或加強銷售及服務。我們認為在未來數年中國市場將會穩步發展，補充本集團以香港為基地的業務運作。

人事

於二零零一年年終時，本集團（不包括聯營公司）總員工人數為338人（二零零一年為377人，包括汽車集團僱員）。作為重獲利潤計劃的一部份，我們在二零零二年將會慎重地檢討員工僱傭合約及小心審度本集團每項業務及各項職能的員工需求。很遺憾，管理層認為必須削減員工數目，而有關裁員計劃已經開始，另外包括關閉或合併若干較小規模業務單位、實施以五十五歲為限的退休計劃、削減集團上下的員工薪酬（包括取消慣例的農曆新年花紅）。

有關措施雖然痛苦，但本集團已決心為重獲利潤而努力，提高競爭力及確保本集團由二零零二年起出現利潤增長。管理層了解員工的重要性，並有幸能夠挽留一批忠心耿耿、經驗豐富及盡責的核心員工。年內管理層成員一直保持穩定及盡忠職守，由此可見，管理層有信心各項業務及僱員將繼續互惠並進。

展望

雖然市場環境惡劣，本集團所經營的各項業務卻基於上述的原因而使二零零一年度的經常性經營虧損較對上一個年度大幅下降。

展望二零零二年，管理層認為二零零一年乃本集團的轉捩點（進一步考慮到二零零二年初採取的措施）。本集團所經營的各項業務前景均更明朗。本集團在所經營市場的業務歷史悠久，信譽昭著。在香港、澳門、中國大陸及東南亞若干市場，本集團在推廣及分銷消費者產品方面具領導地位。現時該些市場在經歷全球經濟衰退後正在復甦當中，同時亦等市場已顯示強勁的復甦及增長跡象。憑著管理層採取的成本控制措施及對每項業務進行精簡及策略定位，本集團將會重拾盈利增長。同時，已採取的措施還包括供應商債務重整，而最近完成的資本重組及供股將會大大改善資產負債狀況及增強本集團的財政實力，財務費用亦可進一步節省。

基於上述理由，董事會對二零零二年業務展望審慎樂觀，針對近年的逆境作出各項努力後，本集團理應將可增加收入及重獲盈利。

買賣或贖回證券

於截至二零零一年十二月三十一日止年度，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司每股面值港幣0.10元股份（「股份」）合共1,200,000股，詳情如下：

購回月份	購回股份數目	每股價格 最高 港幣	每股價格 最低 港幣	支付總價格 港幣
二零零一年一月	200,000	0.095	0.095	19,000.00
二零零一年二月	800,000	0.097	0.090	72,700.00
二零零一年三月	100,000	0.092	0.092	9,200.00
二零零一年四月	100,000	0.079	0.077	7,888.00

除上述者外，本公司及其附屬公司於本年度並無購回、出售或贖回任何本公司證券。

公布進一步資料

本公司將會在適當時間於聯交所網頁刊登聯交所證券上市規則附錄16第45(1)至45(3)段規定的所有資料。

承董事會命
董事總經理
Barry John BUTTIFANT

香港，二零零二年四月二十四日

• *僅供識別*

業績公布的副本可以於行政總裁總部辦事處索取：傳真號碼：(852)2521-7198。二零零一年年報及賬目將於二零零二年四月三十日寄發給股東。

和記行（集團）有限公司
主要辦事處：香港皇后大道中50-52號陸佑行5樓
公司總辦事處：新界葵涌青山道585-609號和記行大廈A座十樓
傳真號碼：(852)2521-7198
網址：http://www.wokeehong.com.hk

股東週年大會通告

茲通告本公司謹訂於二零零二年五月三十日（星期四）中午十二時假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行二零零二年度股東週年大會，以進行下列事項：

1. 省覽本公司截至二零零一年十二月三十一日止年度財務報表及董事會與核數師報告。
2. 選舉董事連任及授權董事會釐定董事酬金。
3. 再度聘任德勤•關黃陳方會計師行為核數師及授權董事會釐定其酬金。

承董事會命
公司秘書
吳心瑜

香港，二零零二年四月二十四日

附註：

(1) 凡有權出席上述大會並於會上投票之股東，均有權委任一名或以上代表出席並代其投票。受委代表毋須為本公司股東。

(2) 為確保委託書表格之有效性，該委託書表格必須附有經正式授權之代表親筆簽署或已經公證之授權書，並於股東週年大會或其續會召開前48小時送達本公司位於香港新界葵涌青山道585至609號和記行大廈A座十樓之總辦事處。填妥及交回委託書表格後股東仍可出席大會並於會上投票。

之基準。

主要業務如下：

空調產品	分銷及安裝空調及冷藏產品
影音設備及其他電器產品	分銷影音設備及家用產品
汽車音響及電子產品	分銷汽車音響設備與配件
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家庭電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零一年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額									
外部銷售收益	176,059	59,576	52,491	243,378	34,341	–	–	–	565,845
業務之間銷售收益	7,230	4,871	–	–	326	–	–	(12,427)	–
營業總額	183,289	64,447	52,491	243,378	34,667	–	–	(12,427)	565,845

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績									
分類業績	10,813	(26,934)	(2,654)	5,162	(2,177)	1,234	49	(389)	(14,896)
未分配之公司支出									(50,544)
經營虧損									(65,440)
財務費用									(16,923)
投資收益									149
重估投資物業之虧絀	–	–	–	–	–	(11,189)	–	–	(11,189)
出售附屬公司或附屬公司清盤之盈利（虧損）淨額	–	59	3,360	124	–	–	(974)	–	2,569
商譽之已確認減值虧損	–	–	–	(2,789)	(670)	–	–	–	(3,459)
應佔聯營公司業績	812	(4,984)	–	–	–	–	167	–	(4,005)
除稅前虧損									(98,298)
稅項									(1,689)
除稅後虧損									(99,987)
少數股東權益									479
股東應佔虧損									(99,508)

二零零零年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額									
外部銷售收益	191,676	68,946	74,316	–	51,928	–	–	–	386,866
業務之間銷售收益	1,847	1,605	–	–	231	–	–	(3,683)	–
營業總額	193,523	70,551	74,316	–	52,159	–	–	(3,683)	386,866

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績									
分類業績	21,431	(12,743)	(996)	–	(18,105)	12,113	60	109	1,869
未分配之公司支出									(47,443)
經營虧損									(45,574)
財務費用									(18,195)
投資收益									5,543
重估投資物業之虧絀	–	–	–	–	–	(8,412)	–	–	(8,412)
清盤附屬公司虧損淨額	–	–	–	–	–	–	(282)	–	(282)
應收賬款壞賬準備	–	–	–	(22,632)	–	–	–	–	(22,632)
回撥應收聯營公司款項壞賬準備	–	–	–	5,632	–	–	–	–	5,632
應佔聯營公司業績	13,161	(10,610)	–	1,400	–	–	(595)	–	3,356
除稅前虧損									(80,564)
稅項									(3,141)
除稅後虧損									(83,705)
少數股東權益									(1,750)
股東應佔虧損									(85,455)

地區分類

本集團之業務分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門以外地區）（「中國」）及澳門，下表按市場地區分析本集團之銷售收益（不論物品／服務之原產地）：

	地區分類之銷售收益 二零零一年 港幣千元	地區分類之銷售收益 二零零零年 港幣千元	對經營溢利之貢獻 二零零一年 港幣千元	對經營溢利之貢獻 二零零零年 港幣千元
香港	437,386	242,786	(11,603)	(6,887)
新加坡	40,315	39,841	247	(5,554)
馬來西亞	15,978	19,545	(2,434)	(1,896)
中國	28,267	34,224	(17,031)	(167)
澳門	31,726	32,346	1,386	(942)
其他	12,173	18,124	(198)	(827)
	565,845	386,866	(29,633)	(16,273)
其他收入			14,737	18,142
未分配之公司支出			(50,544)	(47,443)
經營虧損			(65,440)	(45,574)

股息

年內並無派付任何中
無）。

管理層討論及經營

業績

- *營業額*

  本集團在本年度的
  （上升46.3%）。

  主要原因是重新
  性權益，使之成
  僅按權益基準入

  來自其他業務的
  少16.7%）。有鑒
  度均錄得較低營

- *應佔虧損*

  本集團之股東應佔
  元（上升16.4%）。
  調整三項並非因
  港幣8,000,000元及
  元(41.1%)。有關

  雖然經營虧損大
  當的進一步大幅撥
  元（二零零零年：
  零零零年:無）；
  車集團進一步股
  商貿及銷售支援
  後者兩公司均成

  該等撥備及撇銷

  聯營公司業績錄
  的原因首先是本
  併盈利港幣800,0
  應收賬款可能出
  港幣5,000,000元
  代理業務上錄得

流動資金及財務資源

正如往年一樣，本集
短期及長期銀行債項
況大幅改善，於結算
而，由業務產生的現
百分比於年底為32.5

於二零零一年十二月
時為港幣87,300,000元
款乃被列為短期貸款
公布，經三菱重工與
及財務影響會載於本

此外，鑑於本集團需
金，管理層於二零
已分別於二零零二年
股東批准，並於二零
公司二零零一年年

業務回顧

- *空調產品*

  該業務包括日本
  等產品擁有在香
  組合空調系統及
  韓「LG Electronic

  銷售予第三者客
  191,700,000元下
  因年內中國及日
  無關，但中國海
  關為時六個月，
  稅在二零零一年

  無論如何，二零
  速度緩慢。新
  絡，配合三菱重
  的競爭力。由於
  在中國爭取經銷
  的中國業務辦事
  務的規模正在

  透過精簡的組織
  在存貨及應收賬
  零年財政年度

  管理層對二零
  關稅問題已經
  在增加市場覆蓋
  及盈利貢獻將

- *影音及其他電*

  影音產品業務
  力」（日本品牌）
  良好的知名度
  及娛樂事業提

二零零零年：無），董事不建議派發末期股息（二零零零年：

務狀況分析

錄得港幣565,800,000元，較上一個年度增加港幣179,000,000元

及汽車零件業務（主要為「法拉利」及「瑪莎拉蒂」牌子）的控制
的附屬業務。上一年度該業務被當作聯營公司處理，其盈利
計入營業額。

港幣322,500,000元，較對上一個年度下降港幣64,400,000元（減
過受到惡劣經濟環境影響，所有其他業務環節較對上一個年

幣99,500,000元，較對上一個年度的可比較數字高港幣14,100,000
有關業績亦顯出頗為積極的一面，是該等業務的基本虧損（在
之特殊非經常項目（即新加坡出售一項冗餘物業而錄得虧損
港幣30,600,000元的一次過撇賬）後）較去年度縮減港幣18,700,000
款項已經用作減低銀行借貸。

然而管理層決定為在本年度就物業、無形資產及商譽作出適
乃屬審慎之舉。該等撥備包括就物業投資重估撇減港幣11,200,000
0,000元）；持有作轉售用途物業價值撇減港幣10,600,000元（二
撇銷港幣20,000,000元（二零零零年：無）；及來自年內購入汽
2,800,000元）及購入買家倉直銷業務及ebuystore.com（一項電子
數股東權益（港幣700,000元）產生的商譽撇銷港幣3,500,000元，
全資附屬公司。

港幣45,300,000元，而對上年度為港幣8,400,000元。

幣4,000,0000元，相對上一年度為港幣3,400,000元盈利。其中
國擁有股權的兩間從事製造業務的合營企業在本年度錄得合
零零零年：港幣2,600,000元），雖然中國合營企業認為無需對
作出特殊撥備，本集團為審慎起見，故對合營企業作出撥備
年度並無該特殊撥備。其次，對上一個年度聯營公司在汽車
本年度該業務已被視為附屬公司入賬。

零一年財政年度資金需求繼續由內部現金流量、貿易賬款與
集團繼續準時償還銀行債務，本年度實際銀行貸款及透支狀
95,600,000元（於二零零零年結算日為港幣131,600,000元）。然
以減低債項而非再投入營運。銀行負債總額與股東資金總額
年度為34.2%。

集團流動負債淨額為港幣124,800,000元，而對比上年度結束
因繼續是來自三菱重工株式會社（「三菱重工」）的無抵押貸
零零一年十二月三十一日償還。但如二零零一年十一月底所
理層友好磋商，雙方已訂立有條件協議，有條件協議的詳情
零一年年報「結算日後事項及備考摘要資產負債表」一節。

政資源償還短期債務部分款項及提供業務所需的額外營運資
決定進行配合供股及紅利派發的資本重組。有關通函及章程
日及三月十五日派發給股東，而有關安排已於三月十五日獲
月十一日完成。整個資本重組及相關財務影響詳情會載於本
後事項及備考摘要資產負債表」一節。

株式會社（「三菱重工」）產品的市場推廣及分銷，本集團對該
（所有產品）及中國大陸市場的獨家代理權。三菱重工為商用
提供全系列的空調產品。本集團亦代理及推銷「LG」品牌（南
全系列空調產品，兩項產品均屬全球知名的品牌。

額為港幣176,100,000元，較二零零零年財政年度錄得的港幣
銷售額下跌繼而使該業務的盈利大幅減少乃管理層意料之外。
發生貿易糾紛，雖然糾紛的有關行業與本集團所經營者完全
本製造的空調產品實施100%懲罰性關稅。實施懲罰性關稅期
零零一年六月份開始的主要銷售季節產品的付運，懲罰性關
消。如無該項干擾事件則銷售額將會更高。

年的市況非常惡劣。香港及澳門的經濟持續衰退，銷售去貨
目不多亦壓抑產品需求。然而，透過本集團的多渠道分銷網
的鼎力支持，品牌的知名度獲進一步提高而各產品均具極高
良的質量水平，故能維持甚至在若干環節提高市場佔有率。
作出的努力已帶來成果。年內在中國廣東省東莞市設立主要
調及綜合市場推廣、銷售、售後支援及銷售/產品培訓。該業
計、承辦商及投標者的網絡建設及渠道管理而擴大。

後服務及貨倉作業，經營效率得以提高且單位成本亦已下降。
運資金效率亦獲提升。由於市場競爭激烈，毛利率較二零零
利貢獻只達上一年度的一半。

年度感到樂觀。在香港及中國大陸湧現更多的銷售機會，而
加入世貿組織的刺激亦提供利好因素。鑑於運作情況改善及
方面的不懈努力，預料空調產品業務在二零零二年度的銷售

重於推廣及分銷本集團本身品牌「樂爵士」（英國品牌）及「先
是項業務亦包括「LG」品牌的家用電器產品，目前在市場擁有
肉類業中亦包括由嘉爐製作有限公司（「嘉爐」）向電影公司

車銷售提供重要的支持。該業務的聘用人數在本年度有所增加，原因是車款需求上升及在香港擁有「法拉利」及「馬莎拉蒂」跑車的車主增加，使汽車零件、服務及車身設備業務方面需要聘請更多人手。

目前在中國的高級汽車市場經營環境惡劣且市場空間不大。然而，繼中國加入世貿後，由二零零二年一月一日起，入口關稅已由二零零一年加入世貿前的水平為80%，大幅下降至50.7%。自二零零二年起本集團在中國主要的策略性城市將會設立或加強銷售及服務，我們認為在未來數年中國市場將會穩步發展，補充本集團以香港為基地的業務運作。

人事

於二零零一年年終時，本集團（不包括聯營公司）總員工人數為338人（二零零一年為377人，包括汽車集團僱員）。作為重獲利潤計劃的一部份，我們在二零零二年將會慎重地檢討員工僱傭合約及小心審度本集團每項業務及各項職能的員工需求。很遺憾，管理層認為必須削減員工數目，而有關裁員計劃已經開始，另外包括關閉或合併若干較小規模業務單位、實施以五十五歲為限的退休計劃、削減集團上下的員工薪酬（包括取消慣例的農曆新年花紅）。

有關措施雖然痛苦，但本集團已決心為重獲利潤而努力，提高競爭力及確保本集團由二零零二年起出現利潤增長。管理層了解員工的重要性，並有幸能夠挽留一批忠心耿耿、經驗豐富及盡責的核心員工。年內管理層成員一直保持穩定及盡忠職守，由此可見，管理層有信心各項業務及僱員將繼續互惠並進。

展望

雖然市場環境惡劣，本集團所經營的各項業務卻基於上述的原因而使二零零一年度的經常性經營虧損較對上一個年度大幅下降。

展望二零零二年，管理層認為二零零一年乃本集團的轉捩點（進一步考慮到二零零二年初採取的措施）。本集團所經營的各項業務前景均更明朗。本集團在所經營市場的業務歷史悠久，信譽昭著。在香港、澳門、中國大陸及東南亞若干市場，本集團在推廣及分銷消費者產品方面具領導地位。現時該些市場在經歷全球經濟衰退後正在復甦當中，同時亦等市場已顯示強勁的復甦及增長跡象。憑著管理層採取的成本控制措施及對每項業務進行精簡及策略定位，本集團將會重拾盈利增長。同時，已採取的措施還包括供應商債務重整，而最近完成的資本重組及供股將會大大改善資產負債狀況及增強本集團的財政實力，財務費用亦可進一步節省。

基於上述理由，董事會對二零零二年業務展望審慎樂觀，針對近年的逆境作出各項努力後，本集團理應將可增加收入及重獲盈利。

買賣或贖回證券

於截至二零零一年十二月三十一日止年度，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司每股面值港幣0.10元股份（「股份」）合共1,200,000股，詳情如下：

購回月份	購回股份數目	每股價格 最高 港幣	每股價格 最低 港幣	支付總價格 港幣
二零零一年一月	200,000	0.095	0.095	19,000.00
二零零一年二月	800,000	0.097	0.090	72,700.00
二零零一年三月	100,000	0.092	0.092	9,200.00
二零零一年四月	100,000	0.079	0.077	7,888.00

除上述者外，本公司及其附屬公司於本年度並無購回、出售或贖回任何本公司證券。

公布進一步資料

本公司將會在適當時間於聯交所網頁刊登聯交所證券上市規則附錄16第45(1)至45(3)段規定的所有資料。

承董事會命
董事總經理
Barry John BUTTIFANT

香港，二零零二年四月二十四日

* *僅供識別*

業績公布的副本可以於行政總裁辦事處索取：傳真號碼：(852)2521-7198。二零零一年年報及賬目將於二零零二年四月三十日寄發給股東。

和記行（集團）有限公司
主要辦事處：香港皇后大道中50-52號陸佑行5樓
公司總辦事處：新界葵涌青山道585-609號和記行大廈A座十樓
傳真號碼：(852)2521-7198
網址：http://www.wokeehong.com.hk

股東週年大會通告

茲通告本公司謹訂於二零零二年五月三十日（星期四）中午十二時假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行二零零二年度股東週年大會，以進行下列事項：

1. 省覽本公司截至二零零一年十二月三十一日止年度財務報表及董事會與核數師報告。
2. 選舉董事連任及授權董事會釐定董事酬金。
3. 再度聘任德勤．關黃陳方會計師行為核數師及授權董事會釐定其酬金。

承董事會命
公司秘書
吳心瑜

香港，二零零二年四月二十四日

附註：

(1) 凡有權出席上述大會並於會上投票之股東，均有權委任一名或以上代表出席並代其投票。受委代表毋須為本公司股東。

(2) 為確保委託書表格之有效性，該委託書表格必須附有經正式授權之代表親筆簽署或已經公證之授權書，並於股東週年大會或其續會召開前48小時送達本公司位於香港新界葵涌青山道585至609號和記行大廈A座十樓之總辦事處。填妥及交回委託書表格後股東仍可出席大會並於會上投票。

之基準。

主要業務如下：

空調產品	分銷及安裝空調及冷藏產品
影音設備及其他電器產品	分銷影音設備及家用產品
汽車音響及電子產品	分銷汽車音響設備與配件
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家庭電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零一年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總目 港幣千元
營業額									
外部銷售收益	176,059	59,576	52,491	243,378	34,341	–	–	–	565,845
業務之間銷售收益	7,230	4,871	–	–	326	–	–	(12,427)	–
營業總額	183,289	64,447	52,491	243,378	34,667	–	–	(12,427)	565,845

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總目 港幣千元
業績									
分類業績	10,813	(26,934)	(2,654)	5,162	(2,177)	1,234	49	(389)	(14,896)
未分配之公司支出									(50,544)
經營虧損									(65,440)
財務費用									(16,923)
投資收益									149
重估投資物業之虧損	–	–	–	–	–	(11,189)	–	–	(11,189)
出售附屬公司及附屬公司權益之盈利(虧損)淨額	–	59	3,360	124	–	–	(974)	–	2,569
商譽之已確認減值虧損	–	–	–	(2,789)	(670)	–	–	–	(3,459)
應佔聯營公司業績	812	(4,984)	–	–	–	–	167	–	(4,005)
除稅前虧損									(98,298)
稅項									(1,689)
除稅後虧損									(99,987)
少數股東權益									479
股東應佔虧損									(99,508)

二零零零年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總目 港幣千元
營業額									
外部銷售收益	191,676	68,946	74,316	–	51,928	–	–	–	386,866
業務之間銷售收益	1,847	1,605	–	–	231	–	–	(3,683)	–
營業總額	193,523	70,551	74,316	–	52,159	–	–	(3,683)	386,866

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車音響及電子產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總目 港幣千元
業績									
分類業績	21,431	(12,743)	(996)	–	(18,105)	12,113	60	109	1,869
未分配之公司支出									(47,443)
經營虧損									(45,574)
財務費用									(18,195)
投資收益									5,543
重估投資物業之虧損	–	–	–	–	–	(8,412)	–	–	(8,412)
出售附屬公司虧損淨額	–	–	–	–	–	–	(282)	–	(282)
應收賬款壞賬準備	–	–	–	(22,632)	–	–	–	–	(22,632)
回撥應收聯營公司款項壞賬準備	–	–	–	5,632	–	–	–	–	5,632
應佔聯營公司業績	13,161	(10,610)	–	1,400	–	–	(595)	–	3,356
除稅前虧損									(80,564)
稅項									(3,141)
除稅後虧損									(83,705)
少數股東權益									(1,750)
股東應佔虧損									(85,455)

地區分類

本集團之業務分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門以外地區)(「中國」)及澳門。下表按市場地區分析本集團之銷售收益(不論物品／服務之原產地)：

	地區分類之銷售收益 二零零一年 港幣千元	地區分類之銷售收益 二零零零年 港幣千元	對經營溢利之貢獻 二零零一年 港幣千元	對經營溢利之貢獻 二零零零年 港幣千元
香港	437,386	242,786	(11,603)	(6,887)
新加坡	40,315	39,841	247	(5,554)
馬來西亞	15,978	19,545	(2,434)	(1,896)
中國	28,267	34,224	(17,031)	(167)
澳門	31,726	32,346	1,386	(942)
其他	12,173	18,124	(198)	(827)
	565,845	386,866	(29,633)	(16,273)
其他收入			14,737	18,142
未分配之公司支出			(50,544)	(47,443)
經營虧損			(65,440)	(45,574)

股息

年內並無派付任何中期股息(二零零零年：
無)。

管理層討論及經營業績及財務狀況分析

業績

• *營業額*

本集團在本年度的營業額錄得港幣565,8
(上升46.3%)。

主要原因是重新購回汽車及汽車零件業
性權益，使之成為本集團的附屬業務。
僅按權益基準入賬而並無計入營業額。

來自其他業務的營業額為港幣322,500,00
少16.7%)。有鑒於市場普遍受到惡劣經
度均錄得較低營業額。

• *應佔虧損*

本集團之股東應佔虧損為港幣99,500,000元
元(上升16.4%)。然而，有關業績亦顯出
調整三項並非因交易產生之特殊非經常
港幣8,000,000元及兩項涉及港幣30,600,000
元(41.1%)。有關出售所得款項已經用作

雖然經營虧損大幅下降，然而管理層決
當的進一步大幅撥備及撇減乃屬審慎之舉。
元(二零零零年：港幣8,400,000元)；持
零零零年:無)；無形資產撇銷港幣20,00
車集團進一步股權(港幣2,800,000元)及
商貿及銷售支援業務)少數股東權益(港
後者兩公司均成為本集團全資附屬公司

該等撥備及撇銷總金額為港幣45,300,00

聯營公司業績錄得虧損港幣4,000,0000元
的原因首先是本集團在中國擁有股權的
併盈利港幣800,000元(二零零零年：港
應收賬款可能出現的虧損作出特殊撥備
港幣5,000,000元，而對上年度並無該特
代理業務上錄得微利，但本年度該業務

流動資金及財務資源

正如往年一樣，本集團在二零零一年財政年
短期及長期銀行債項支付。本集團繼續導
況大幅改善，於結算日為港幣95,600,000元
而，由業務產生的現金乃需用以減低債項而
百分比於年底為32.5%，對上年度為34.2%。

於二零零一年十二月三十一日集團流動負
時為港幣87,300,000元。主要原因增額是來
款乃被列為短期貸款而須於二零零一年十二
公布，經三菱重工與本集團管理層友好磋商
及財務影響會載於本公司二零零一年年報

此外，鑑於本集團需要增加財政資源償還
金，管理層於二零零二年二月決定進行配合
已分別於二零零二年二月二十日及三月十
股東批准，並於二零零二年四月十一日完
公司二零零一年年報「結算日後事項及備

業務回顧

• *空調產品*

該業務包括日本三菱重工株式會社(「三
等產品擁有在香港、澳門(所有產品)及
組合空調系統及家用市場提供全系列的
韓「LG Electronics Inc.」)的全系列空調產

銷售予第三者客戶的總金額為港幣176
191,700,000元下降8.1%。銷售額下跌
因年內中國及日本之間曾發生貿易糾紛
無關，但中國海關部對日本製造的空調
開為時六個月，影響在二零零一年六月
稅在二零零一年十二月取消。如無該項

無論如何，二零零一年全年的市況非常
速度緩慢，新落成樓宇項目不多亦壓抑
絡，配合三菱重工及「LG」的鼎力支持，
的競爭力。由於產品有優良的質量水平
在中國爭取經銷業務方面作出的努力已
的中國業務辦事處，以協調及結合市場
務的規模正在透過項目設計、承辦商及

透過精簡的組織結構、售後服務及貨倉
在存貨及應收賬方面的營運資金效率亦
零年財政年度稍降，而盈利貢獻只達

管理層對二零零二年財政年度感到樂觀
關稅問題已經解決，中國加入世貿組織
在增加市場覆蓋率及分銷方面的不懈努
及盈利貢獻將會增加。

• *影音及其他電器產品*

影音產品業務目前主要側重於推廣及分
力」(日本品牌)的產品。是項業務亦包
良好的知名度。另外，銷售額當中亦

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Further Announcement on Possible Discloseable Transactions

The completion date of the Agreement (as defined below) has been extended from 31st March 2002 to 31st May 2002.

On 30th November 2001, the Company announced that it had entered into a conditional agreement (the "**Agreement**") with Mitsubishi Heavy Industries Limited ("**MHI**") in relation to the proposed purchase by MHI of the equity interest indirectly owned by the Company in MHI-Jinling Air Conditioners Company Limited ("**MJA**") in part settlement of debts owed to MHI. MJA is a joint venture established in the People's Republic of China of which the Company indirectly owned 24.5% of the equity interest. Further, the Agreement provides that the total remaining balance of an outstanding debt of approximately HK$131.1 million owed to MHI shall be rescheduled over a 15-year period pursuant to the terms of a loan note to be issued by the Company. It was agreed under the Agreement that completion of all transactions under the Agreement would take place on or before 31st March 2002.

On 25th March 2002, the Company entered into a supplemental agreement with MHI whereby the parties agreed to extend the date of completion of the Agreement and the moratorium of existing loans due to MHI to 31st May 2002. The reason that the extension is necessary follows delay in completing all legal agreements and authorisations necessary between the parties. All relevant documents have now been completed to the satisfaction of the parties and it is therefore expected that final approvals of the relevant government authorities and the directors of the Company and MHI will be given and received by all parties before the end of the extension period. Further announcement will be made upon execution of a formal agreement relating to the transactions under the Agreement.

By order of the Board
Wo Kee Hong (Holdings) Limited
Phyllis NG
Company Secretary

Hong Kong, 27 March 2002

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)

可能須予披露交易之進一步公佈

協議(定義見下文)之完成日期已由二零零二年三月三十一日順延至二零零二年五月三十一日。

於二零零一年十一月三十日，本公司宣佈與三菱重工業株式會社(「**三菱重工**」)訂立有條件協議(「**協議**」)。協議乃有關三菱重工建議購入本公司間接擁有三菱重工金羚空調器有限公司(「**三菱重工金羚**」)之股權，作為償還部份本公司欠負三菱重工之債項。三菱重工金羚乃於中華人民共和國註冊成立之合營企業，並本公司間接擁有其24.5%股權。此外，協議規定，本公司欠負三菱重工為數約131,100,000港元之未償還債項餘款總額須根據本公司將予發行之借款票據之條款重新安排於一段15年期間內清償。根據協議，已協定協議項下之所有交易將於二零零二年三月三十一日或之前完成。

於二零零二年三月二十五日，本公司與三菱重工訂立補充協議，據此，各訂約方已同意將協議之完成日期及實行欠負三菱重工之現有貸款之延期償付期之條款順延至二零零二年五月三十一日。理由為各訂約方延遲完成所有所需之法律文件及授權書而須將日期押後。所有有關文件現已完成並獲各訂約方信納，因此，預期所有訂約方將於順延期間完結前接獲有關政府機關及本公司及三菱重工之董事發出之最終批准。本公司將在有關協議項下交易之正式協議簽訂後再作公佈。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零二年三月二十七日

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

**RIGHTS ISSUE OF 140,887,117 RIGHTS SHARES OF HK$0.01 EACH
AT HK$0.35 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY ADJUSTED SHARES
HELD ON THE RECORD DATE WITH THE BONUS SHARE ISSUE
ON THE BASIS OF THREE BONUS SHARES FOR EVERY RIGHTS SHARE
TAKEN UP PAYABLE IN FULL IN ACCEPTANCE
RESULT OF THE RIGHTS ISSUE**

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED

Kingsway Capital Limited

Underwriter

Kingsway SW Securities Limited

The Directors announce that the Company has received 136 valid acceptances for 104,384,638 Rights Shares provisionally allotted under the Rights Issue (representing approximately 74.09% of the total number of Rights Shares available for subscription under the Rights Issue) and 73 valid excess applications for 5,200,171 Rights Shares (representing approximately 3.69% of the total number of Rights Shares available for subscription under the Rights Issue), amounting to 109,584,809 Rights Shares in aggregate (representing approximately 77.78% of the total number of Rights Shares available for subscription). The Underwriter will subscribe for and/or procure subscription for the remaining balance of 31,302,308 Rights Shares in accordance with the terms of the Underwriting Agreement.

Due to the inadvertent oversight, an associate of the Controlling Shareholders has understated by 100,000 Shares or 10,000 Adjusted Shares in respect of the aggregate shareholdings of the Controlling Shareholders together with their respective associates as at the Latest Practicable Date as 801,369,291 Shares or as 80,136,928 Adjusted Shares upon the Capital Reorganisation becoming effective.

The Rights Issue became unconditional at 5:00 p.m., 10 April 2002.

Reference is made to the Company's prospectus (the "Prospectus") dated 15 March 2002 in respect of the Rights Issue and the issue of the Bonus Shares with the fully-paid Rights Shares. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Prospectus.

RESULTS OF THE RIGHTS ISSUE

The Directors announce that as at 4:00 p.m. on Thursday, 4 April 2002, being the latest time for payment and acceptance of Rights Shares, the Company has received 136 valid acceptances for 104,384,638 Rights Shares provisionally allotted under the Rights Issue (representing approximately 74.09% of the total number of Rights Shares available for subscription under the Rights Issue) and 73 valid excess applications for 5,200,171 Rights Shares (representing approximately 3.69% of the total number of Rights Shares available for subscription under the Rights Issue), amounting to 109,584,809 Rights Shares in aggregate (representing approximately 77.78% of the total number of Rights Shares available for subscription under the Rights Issue)

No excess applications have been made by the Controlling Shareholders together with their respective associates. As the Controlling Shareholders together with their respective associates have subscribed for an aggregate of 80,146,928 Rights Shares (representing approximately 56.89% of the total number of Right Shares), therefore, the Qualifying Shareholders (excluding the Controlling Shareholders together with their respective associates) have subscribed an aggregate of 24,237,710 Rights Shares provisionally allotted to them under the Rights Issue (representing approximately 17.20% of the total number of Rights Shares and approximately 39.90% of the total number of Rights Shares excluding the Rights Shares that have been subscribed by the Controlling Shareholders together with their respective associates).

As the Rights Issue is under-subscribed, the Company has fully accepted the excess applications for Rights Shares and the Underwriter will subscribe for and/or procure subscription for the remaining balance of 31,302,308 Rights Shares in accordance with the terms of the Underwriting Agreement. The Underwriter will subscribe and/or procure independent investors to subscribe for the remaining Rights Shares simultaneously with the completion of the Rights Issue, as a result of which the Underwriter will not become a substantial Shareholder of the Company immediately following the Rights Issue became unconditional at 5:00p.m., 10 April 2002.

As stated in the Prospectus, the Company would issue and allot three Bonus Shares for every fully-paid Rights Shares, therefore the total number of Bonus Shares to be issued with the Rights Shares will be 422,661,351 Adjusted Shares.

SHAREHOLDING OF THE CONTROLLING SHAREHOLDERS

As stated in the section headed "Underwriting Arrangement" of the "Letter from the Board" to the Prospectus dated 15 March 2002, the Controlling Shareholders together with their respective associates had given an irrevocable undertaking in favour of the Company to accept and subscribe for an aggregate of 80,136,928 Rights Shares, which was based on their aggregate share holdings of 801,369,291 Shares or 80,136,928 Adjusted Shares upon the Capital Reorganisation becoming effective as at the Latest Practicable Date. However, due to the inadvertent oversight, an associate of the Controlling Shareholders has understated by 100,000 Shares or 10,000 Adjusted Shares of the aggregate shareholdings of the Controlling Shareholders together with their respective associates. Therefore, as at the Latest Practicable Date, the aggregate shareholdings of the Controlling Shareholders together with their respective associates were revised to 801,469,291 Shares or 80,146,928 Adjusted Shares upon the Capital Reorganisation becoming effective.

Accordingly, as at the Record Date, the Controlling Shareholders together with their respective associates were beneficially interested in 80,146,928 Adjusted Shares, representing approximately 56.89% of the issued share of the Company. The Controlling Shareholders together with their respective associates have agreed to subscribe for an additional 10,000 Rights Shares to an aggregate of 80,146,928 Rights Shares.

The associate of the Controlling Shareholders has reported the understated shareholding of 10,000 Adjusted Shares to the Stock Exchange pursuant to the SDI Ordinance on 28 March 2002.

As at the date of this announcement, the total number of issued Adjusted Shares is 140,887,117. Immediately after completion of the Rights Issue and the issue of the Bonus Shares, the total number of issued Adjusted Shares will be 704,435,585, and the Controlling Shareholders together with their respective associates will be interested in an aggregate of 400,734,640 Shares, representing approximately 56.89% of the total issued Adjusted Shares as enlarged by the allotment and issue of the Rights Shares and Bonus Shares.

The table below shows the shareholding immediately before and after the Rights Issue and the issue of the Bonus Shares:

	Immediately before completion of the Rights Issue and the issue of the Bonus Shares		Immediately after completion of the Rights Issue and the issue of the Bonus Shares	
	Shares	%	Shares	%
Controlling Shareholders together with their respective associates	80,146,928	56.89%	400,734,640	56.89%
Other Shareholders	60,740,189	43.11%	303,700,945	43.11%
Total	140,887,117	100.00%	704,435,585	100.00%

CERTIFICATES AND DEALINGS

It is expected that share certificates in respect of the fully-paid Rights Shares and the Bonus Shares will be despatched by ordinary post to those entitled thereto at their own risk by the Hong Kong branch share registrar of the Company on Thursday, 11 April 2002. Dealings in the fully paid Rights Shares and Bonus Shares on the Stock Exchange will commence on Monday, 15 April 2002.

By order of the Board
Wo Kee Hong (Holdings) Limited
Barry John BUTTIFANT
Managing Director

Hong Kong, 10 April 2002

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

根據記錄日期每持有一股經調整股份
供一股供股股份之比例
按每股供股股份0.35港元之價格
供140,887,117股每股面值0.01港元之供股股份
以及按每股獲悉數接納之供股股份
配發三股紅股
供股結果

和記行(集團)有限公司之財務顧問

滙富融資有限公司

包銷商

滙富証券有限公司

董事謹宣佈，本公司接獲136份接納供股項下暫定配發之104,384,638股供股股份(佔根據供股可認購之供股股份總數約74.09%)之有效申請，以及73份額外認購5,200,171股供股股份(佔根據供股可認購之供股股份總數約3.69%)之有效申請，合共達109,584,809股供股股份(佔可認購之供股股份總數約77.78%)。包銷商將根據包銷協議之條款認購及／或促使他人認購餘下31,302,308股供股股份。

由於無心之失，控股股東之一名聯繫人士就最後實際可行日期控股股東連同彼等各自之聯繫人士之總股權少報100,000股股份或10,000股經調整股份為801,369,291股股份或在股本重組生效後80,136,928股經調整股份。

供股於二零零二年四月十日下午五時正成為無條件。

謹提述本公司於二零零二年三月十五日就供股連同繳足股款供股股份發行紅股刊發之供股章程(「供股章程」)。除文義另有所指外，本公佈之用語與供股章程所定義者具相同涵義。

供股結果

董事謹宣佈，於二零零二年四月四日(星期四)下午四時(即付款及接納供股股份之最後期限)，本公司接獲136份接納供股項下暫定配發之104,384,638股供股股份(佔根據供股可認購之供股股份總數約74.09%)之有效申請，以及73份額外認購5,200,171股供股股份(佔根據供股可認購之供股股份總數約3.69%)之有效申請，合共達109,584,809股供股股份(佔根據供股可認購之供股股份總數約77.78%)。

控股股東連同彼等各自之聯繫人士並無申請額外供股股份。由於控股股東連同彼等各自之聯繫人士已認購合共80,146,928股供股股份(佔供股股份總數約56.89%)，因此，合資格股東(控股股東連同彼等各自之聯繫人士除外)已認購合共24,237,710股根據供股項下暫定配發予彼等之供股股份(佔供股股份總數約17.20%，如不計控股股東連同彼等各自之聯繫人士已認購之供股股份，則佔供股股份總數約39.90%)。

由於供股認購不足，本公司已接納全部額外供股股份之申請，而包銷商將根據包銷協議之條款認購及／或促使他人認購餘下31,302,308股供股股份。包銷商將在完成供股時，同時認購及／或促使獨立投資者認購餘下之供股股份。因此包銷商將不會在緊隨二零零二年四月十日下午五時供股成為無條件後成為本公司之主要股東。

正如供股章程所述，本公司將會按每股繳足股款供股股份發行及配發三股紅股，因此連同供股股份發行之紅股將合共發行422,661,351股經調整股份。

控股股東股權

如二零零二年三月十五日之供股章程「董事會函件」中「包銷安排」一節所述，控股股東連同彼等各自之聯繫人士已向本公司作出不可撤回承諾，按於最後實際可行日期彼等合共持有801,369,291股股份或於股本重組生效時持有80,136,928股經調整股份之基準，接納及認購合共80,136,928股供股股份。然而，由於無心之失，控股股東之一名聯繫人士將控股股東連同彼等各自之聯繫人士合計之股權少報100,000股股份或10,000股經調整股份。因此，於最後實際可行日期，控股股東連同彼等各自之聯繫人士合計之股權已修訂為801,469,291股股份或在股本重組生效後80,146,928股經調整股份。

因此，於記錄日期，控股股東連同彼等各自之聯繫人士實益擁有80,146,928股經調整股份，佔本公司已發行股本約56.89%。控股股東連同彼等各自之聯繫人士已同意認購額外10,000股供股股份，認購總數合共為80,146,928股供股股份。

該名控股股東之聯繫人士已於二零零二年三月二十八日根據披露權益條例，向聯交所呈報少報之10,000股經調整股份股權。

於本公佈日期，共有140,887,117股已發行經調整股份。緊隨完成供股及發行紅股後，將共有704,435,585股已發行經調整股份，而控股股東連同彼等各自之聯繫人士將擁有合共400,734,640股股份，佔經配發及發行供股股份及紅股擴大後已發行經調整股份總數約56.89%。

下表顯示供股及發行紅股前後之股權：

	緊接完成供股及發行紅股前		緊隨完成供股及發行紅股後	
	股數	%	股數	%
控股股東連同彼等各自之聯繫人士	80,146,928	56.89%	400,734,640	56.89%
其他股東	60,740,189	43.11%	303,700,945	43.11%
合計	140,887,117	100.00%	704,435,585	100.00%

股票及買賣

預計本公司之股份過戶登記處香港分處將於二零零二年四月十一日(星期四)以平郵方式將繳足股款供股股份及紅股之股票寄發予應得人士，郵誤風險概由彼等承擔。繳足股款供股股份及紅股將於二零零二年四月十五日(星期一)開始在聯交所買賣。

承董事會命
和記行(集團)有限公司
Barry John BUTTIFANT
董事總經理

香港，二零零二年四月十日

* *僅供識別*

NOTICES

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME AMENDMENTS TO THE BYE-LAWS OF THE COMPANY AND CONNECTED TRANSACTION

The Board proposed the adoption of the New Share Option Scheme to replace the 2001 Share Option Scheme and certain amendments to be made to the Bye-Laws of the Company.

A circular containing a summary of the New Share Option Scheme and the particulars of the proposed amendments to the Bye-Laws and a notice of the SGM will be dispatched to shareholders of the Company as soon as possible.

Wo Kee Hong Finance Limited, a wholly-owned subsidiary of the Company, has agreed to advance a principal sum of HK$2,082,468.00 to Mr. Herbert Adamczyk, a connected person to the Company within the meaning of the Listing Rules.

The Transaction constituted a connected transaction of the Company under the Listing Rules and should be subject to the disclosure requirements under Rule 14.25(1) of *the Listing Rules.*

Details of the Transaction will be included in the annual report of the Company in respect of the financial year ended 31 December 2002.

NEW SHARE OPTION SCHEME

The Board notes that the Stock Exchange has on 23 August 2001 announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Board considers that it is in the interest of the Company to terminate the 2001 Share Option Scheme and to adopt the New Share Option Scheme. The purpose of the New Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group or any entity in which the Group holds any equity interest.

The New Share Option Scheme is conditional upon:

(i) the passing of an ordinary resolution at the SGM approving the adoption of the New Share Options Scheme and the termination of the 2001 Share Option Scheme;

(ii) *the Listing Committee of the Stock Exchange granting the listing of, and* permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme.

Upon termination of the 2001 Share Option Scheme, no further options will be *granted thereunder but in all other respects, the provisions of the 2001 Share Option* Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith. As at the date of this announcement, the Company had granted options to subscribe for a total of 164,121,000 Shares under the 1991 Share Option Scheme and the 2001 Share Option Scheme to certain employees and Directors, of which options to subscribe for 16,801,600 shares (equivalent to 33,603,200 Pre-adjusted Shares) have been exercised, options to subscribe for 106,735,200 Shares remained outstanding, options to subscribe for 40,584,200 Shares (equivalent to 81,168,400 Pre-adjusted Shares) have lapsed or cancelled in accordance with the terms of the 1991 Share Option Scheme.

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Board notes that the Companies (Amendment) Ordinance 2001 has come into effect on 4 January 2002 which permits the Company to offer its shareholders the chance to elect to receive, in place of the complete annual report and accounts (each, a "**Long Form Report**"), a summary financial report which is derived from and summaries the Long Form Reports ("**Summary Financial Report**"). The new law also allows the Company to offer its shareholders the opportunities to choose not to receive a printed copy of either the Long Form Report or the Summary Financial Report and to rely instead on the versions of those documents that will be published on the Company's website.

Following the aforesaid amendments to the Companies Ordinance, the Stock Exchange has on 17 February 2002 announced amendments to the Listing Rules to permit the listed issuer to distribute Summary Financial Report in place of the Long Form Report, provided that it has ascertained the wishes of its shareholders and complies with the relevant legal requirements of its own jurisdiction and provisions of its constitutional documents. The rule amendments are effect for annual reports in respect of accounting periods ending on or after 31 October 2001. The Board further notes that the Stock Exchange has on 5 February 2002 announced amendments to the Listing Rules which has come into effect on 15 February 2002 which permitted listed issuer to send or otherwise make available corporate communications to its *shareholders using electronic means with their prior approval if this would be* allowed under applicable laws and regulations and the listed issuer's own constitutional documents. The amendments to Listing Rules which allowed listed issuer to send corporate communications to shareholders either in the English language only, or the Chinese language only, or both the English and Chinese language in each case (in accordance with the stated wish of each member and securities holder) has also come into effect on 15 February 2002.

The Board therefore proposes to amend the Company's Bye-Laws to permit the Company to take advantage of new legislation which enables the Company to offer the shareholders the choice to receive and the choice to forego receipt of a printed copy of either the Long Form Report or the Summary Financial Report in favour of receiving a copy of those documents by electronic means or relying on the versions of those documents published on the Company's website and to allow notices and documents of the Company to be sent in either English language only or the Chinese language only.

The proposed amendments are subject to the approval of the shareholders of the Company by way of a special resolution in the SGM.

PROVISION OF FINANCIAL ASSISTANCE

Pursuant to the Loan Agreement entered into between the Lender and the Borrower, the Lender has agreed to advance the sum of HK$2,082,468.00 (the "**Loan**") to the Borrower.

Lender

The Lender is a company established in Hong Kong with limited liability which is engaged in money lending business. As at the date of this announcement, the Company holds 100% equity interest in the Lender.

Borrower

The Borrower is a director of Technorient and holds 13.94% equity interest in Technorient, therefore, a substantial shareholder of Technorient. The Company holds 85.98% of Technorient through a wholly-owned subsidiary.

Date of the Loan Agreement

24 April 2002

The Loan

HK$2,082,468.00

Interest Rate Payable by the Borrower

The interest is charged at the Best Lending Rate and shall be calculated on the basis of the actual number of days elapsed and a 360 days year and shall accrue from day to day.

Term

The Borrower shall repay the Loan and the interest payable to the Lender within 90 days from the issuance of demand to the Borrower.

Prepayment

The Borrower may at his option make early repayment of the Loan and the interest payable in part or in whole without attracting any penalty and/or other payments to make up for the loss of interests to the Lender.

Costs and Expenses

The Borrower shall be responsible for all legal costs and expenses incurred or to be incurred in connection with the preparation and execution of the Loan Agreement.

Reasons for the Financial Assistance

The Borrower would use the Loan to finance the business of Technorient in his respective shareholding proportion.

The Board has considered the terms of the Transaction. Taking into account of the status of the Borrower as a staff of the Group and having made an assessment on the recoverability of the loan, the Board considers that the interest rate of the loan of Best Lending Rate is comparable to the market lending rate for staff loan and that the terms of the Transaction are fair, reasonable and on normal commercial terms.

Connected Transaction

The Group is mainly engaged in the business of distributing various brand-named products. It also holds the 100% equity interest of the Lender which is engaged in *money-lending business.*

The Borrower is a director of Technorient and holds 13.94% equity interest in Technorient, therefore, a substantial shareholder of Technorient. Technorient is an indirectly 85.98%-owned subsidiary of the Company. Accordingly, the Borrower is a connected person of the Company.

The provision of financial assistance by the Lender to the Borrower is HK$2,082,468.00 which represents less than HK$10 million. Pursuant to Rule 14.25(1) of the Listing Rules, the approval of the shareholders of the Company is not required in respect of the Transaction.

Details of the Transaction are required to be disclosed by way of this press announcement.

In addition, details of the Transaction will be disclosed in the next published annual report and accounts of the Company.

GENERAL

A circular containing, inter alia, a summary of the New Share Option Scheme and the particulars of the proposed amendments to the Bye-Laws, and a notice of the SGM together with a form of proxy for use in relation to the SGM will be dispatched to shareholders of the Company as soon as possible.

DEFINITIONS

"1991 Share Option Scheme"	the share option scheme of the Company which was adopted by the Company on 22 June 1991 and expired on 21 June 2001;
"2001 Share Option Scheme"	the existing share option scheme of the Company which was adopted by the Company on 28 June 2001 and will be expired on 27 June 2011;
"Best Lending Rate"	the Best Lending Rate offered by the Hong Kong and Shanghai Banking Corporation Limited, as varied from time to time;
"Board"	*the board of Directors;*
"Borrower"	Mr. Herbert Adamczyk, a director and a substantial shareholder of Technorient;
"Bye-Laws"	the bye-laws of the Company;
"Capital Reorganisation"	the capital reduction, the share subdivision, the share consolidation, the application of an amount of approximately HK$343,542,000 standing to the credit of the share premium account of the Company as at 30 June 2001 and the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital for each issued Pre-adjusted Share to eliminate the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001 as set out in the circular of the Company dated 20 February 2002;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Lender"	Wo Kee Hong Finance Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong;
"Listing Rules"	*the Rules Governing the Listing of Securities on the* Stock Exchange;
"Loan Agreement"	the loan agreement dated 24 April 2002 entered into between the Lender and the Borrower in connection with the Transaction;
"New Share Option Scheme"	the share option scheme proposed to be adopted by the Company at the SGM;
"Pre-adujsted Shares"	shares of HK$0.1 each in the capital of the Company prior to the Capital Reorganisation and the Rights Issue and Bonus Issue of the Company;
"Rights Issue and Bonus Issue"	the issue of the rights shares and the bonus shares as set out in the prospectus of the Company dated 15 March 2002;
"SGM"	the special general meeting of the Company to be held on 30 May 2002 at 12:15 p.m. or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjustment thereof at Shatin Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, to consider and, if appropriate, to approve, inter alia, the adoption of the New Share Option Scheme, the termination of the 2001 Share Option Scheme and the proposed amendments to the Bye-Laws of the Company;
"Shares"	shares of HK$0.01 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Technorient"	Technorient Limited, an indirectly 85.98%-owned subsidiary of the Company incorporated in Hong Kong;
"Transaction"	*the agreement to grant the Loan by the Lender to the* Borrower pursuant to the Loan Agreement.

By Order of the Board
Barry John BUTTIFANT
Managing Director

Hong Kong SAR, 24 April 2002

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

採納新購股權計劃
修訂本公司之公司細則及關連交易

董事會建議採納新購股權計劃以取代二零零一年購股權計劃及對本公司之公司細則作出若干修訂。

一份載有新購股權計劃概要及建議修訂公司細則之詳情之通函及股東特別大會通告將盡快寄發予本公司股東。

本公司全資附屬公司和記電業財務有限公司已同意向Herbert Adamczyk先生（按上市規則涵義屬本公司關連人士）墊付本金額2,082,468.00港元。

該交易根據上市規則屬於本公司關連交易，及應受上市規則14.25(1)條之披露規定所規限。

交易詳情將載入本公司截至二零零二年十二月三十一日止財政年度之年報。

新購股權計劃

董事會注意到聯交所已於二零零一年八月二十三日公佈對上市規則第17章之修訂，該修訂已於二零零一年九月一日生效。遵照上市規則之修訂及聯交所之公佈，董事會認為，終止二零零一年購股權計劃及採納新購股權計劃乃符合本公司利益。新購股權計劃旨在提供獎勵或報酬予對本集團作出貢獻之計劃參與者及／或有助本集團招攬及保留優秀僱員及吸引對本集團或本集團持有任何股本權益之實體而言具有價值之人力資源。

新購股權計劃須待下列條件達成後，方可作實：

(i) 在股東特別大會通告批准採納新購股權計劃及終止二零零一年購股權計劃之普通決議案；

(ii) 聯交所上市委員會批准因根據新購股權計劃可能授出之購股權附有之認購權行使而配發及發行之任何新股份上市及買賣。

待二零零一年購股權計劃終止後，將不會再授出購股權，惟在其他方面，二零零一年購股權計劃之條文將仍然生效及計劃終止前所有授出之購股權將繼續有效及可根據條文行使。於本公佈日期，本公司已根據一九九一年購股權計劃及二零零一年購股權計劃向若干僱員及董事授予可認購合共164,121,000股股份之購股權，其中可認購16,801,600股股份（相當於33,603,200股調整前股份）之購股權已經行使，可認購106,735,200股股份之購股權尚未行使，可認購40,584,200股股份（相當於81,168,400股調整前股份）之購股權已按照一九九一年購股權計劃之條款失效或註銷。

建議修訂本公司之公司細則

董事會注意到二零零一年公司（修訂）條例已於二零零二年一月四日生效，容許本公司給予其股東機會，可選擇收取財務報告摘要以代替完整之年報及賬目（各為「詳細報告」），而財務報告摘要乃摘錄及概括詳細報告（「財務報告摘要」）。新法例亦容許本公司給予其股東機會，可選擇不收取刊印之詳細報告或財務報告摘要，而依賴將於本公司網站刊出之文件版本。

在上述之公司條例修訂後，聯交所已於二零零二年二月十七日公佈修訂上市規則以容許上市發行人分派財務報告摘要以代替詳細報告，惟上市發行人須已確定其股東意願及遵守其本身司法權區有關法律規定及其組織章程之條文。規則修訂對截至二零零一年十月三十一日或其後會計期間之年報有效。董事會進一步注意到聯交所已於二零零二年二月五日公佈上市規則修訂（已於二零零二年二月十五日生效），容許上市發行人以寄發或（如適用法規及上市發行人本身組織章程容許）使用電子方式向其股東作出公司通訊。上市規則修訂容許上市發行人按照各股東及證券持有人個別列明之意願，僅以英文、或僅以中文或同時以中英文向股東寄發公司通訊（已於二零零二年二月十五日生效）。

因此，董事會建議修訂本公司之公司細則以容許本公司享有新法例帶來之好處，即容許本公司給予股東選擇放棄收取詳細報告或財務報告摘要之刊印本，而以電子方式收取該等文件之副文或依賴在本公司網站刊發之該等文件版本及容許本公司之通告及文件僅以英文或僅以中文寄發。

建議修訂須經本公司股東在股東特別大會以特別決議案批准。

財務資助之條文

根據貸款人與借款人訂立之貸款協議，貸款人同意向借款人墊款2,082,468.00港元（「該貸款」）。

貸款人

貸款人為在香港成立之有限公司，從事放債業務。本公佈日期，本公司持有貸款人100%股本權益。

借款人

借款人為勵安一名董事及持有勵安13.94%股本權益，故為勵安之主要股東。本公司透過一家全資附屬公司持有勵安85.98%。

貸款協議日期

二零零二年四月二十四日

該貸款

2,082,468.00港元

借款人應付利率

利息按最優惠利率支付，並須按實際已消逝日數及一年360日計算，以及逐日計息。

期限

借款人須於貸款人向借款人發出通知後90日內償還該貸款及應付利息。

預付款項

借款人可按其選擇提早償還全部或部份貸款及應付利息，而不會招引任何罰款及／或其他付款以補償貸款人之利息損失。

費用及開支

借款人須負責支付與籌備及簽訂貸款協議所引致或將引致之所有法律費用及開支。

進行財務資助之理由

借款人將使用該貸款按彼於勵安之股權比例提供業務融資。

董事已考慮該交易之條款。經考慮借款人作為本集團員工之身份及對該貸款之可收回程度作出評估，董事會認為以最優惠利率計息之貸款利率與員工貸款之市場借貸利率相若，而該交易之條款乃公平合理及按一般商業訂立。

關連交易

本集團主要從事分銷多種品牌產品業務，此外，亦持有貸款人（從事放債業務）之100%股本權益。

借款人為勵安之董事，持有勵安13.94%股本權益，故為勵安之主要股東。勵安為本公司間接擁有85.98%權益之附屬公司。因此，借款人為本公司之關連人士。

貸款人向借款人提供之財務資助為2,082,468.00港元，即少於10,000,000港元。根據上市規則第14.25(1)條，該交易毋須經本公司股東批准。

該交易詳情以報章公佈方式披露。

此外，該交易詳情將於本公司下一期年報及賬目披露。

一般事項

一份其中載有新購股權計劃摘要及公司細則建議修訂之詳情及股東特別大會通告，連同適用於股東特別大會之代表委任表格將盡快寄發予本公司股東。

釋義

「一九九一購股權計劃」	指	本公司於一九九一年六月二十二日採納及已於二零零一年六月二十一日屆滿之購股權計劃
「二零零一購股權計劃」	指	本公司於二零零一年六月二十八日採納及將於二零一一年六月二十七日屆滿之現有購股權計劃
「最優惠利率」	指	香港上海滙豐銀行有限公司之最優惠貸款利率（不時變動）
「董事會」	指	董事會
「借款人」	指	Herbert Adamczyk先生，勵安之董事及主要股東
「公司細則」	指	本公司公司細則
「股本重組」	指	如本公司於二零零二年二月二十日發出之通函所載述，削減股本、股份拆細、股份合併、運用本公司於二零零一年六月三十日之股份溢價賬之貸項約343,542,000港元，以及將註銷每股已發行調整前股份之已繳股本0.099港元所帶來之139,478,000港元貸項用以抵銷本公司於二零零一年六月三十日之未經審核中期賬目內約483,020,000港元之累積虧損
「本公司」	指	和記行（集團）有限公司，為於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「貸款人」	指	和記電業財務有限公司，一家於香港註冊成立之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「貸款協議」	指	貸款人與借款人就該交易於二零零二年四月二十四日訂立之貸款協議
「新購股權計劃」	指	本公司建議在股東特別大會採納之購股權計劃
「調整前股份」	指	於本公司股本重組、供股及派發紅股前本公司股本中每股面值0.1港元之股份
「供股及派發紅股」	指	本公司於二零零二年三月十五日發出之章程所述之發行供股股份及派發紅股
「股東特別大會」	指	本公司訂於二零零二年五月三十日下午十二時十五分或緊隨於中午十二時正股東週年大會完結之後在香港新界荃灣荃華街3號悅來酒店30樓沙田廳舉行之股東特別大會，藉以考慮及（如適當）批准（其中包括）採納新購股權計劃、終止二零零一年購股權計劃及建議修訂本公司之公司細則
「股份」	指	本公司股本中每股面值0.01元之普通股份
「聯交所」	指	香港聯合交易所有限公司
「勵安」	指	勵安有限公司，為本公司所擁有85.98%股權並在香港註冊成立之附屬公司
「該交易」	指	根據貸款協議貸款人向借款人批出該貸款之協議

承董事會命
和記行（集團）有限公司
Barry John BUTTIFANT
董事總經理

香港，二零零二年四月二十四日

* *僅供識別*

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Barry John BUTTIFANT
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mdm. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Board Room, 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 24 April, 2002 at 11:00 a.m. for the following purposes:-

AGENDA

1. To approve the draft audited consolidated final results of the Group for the year ended December 31, 2001:-

   (a) To approve the draft press announcement of final results 2001
   (b) To approve the draft of Annual Report 2001
   (c) To review the contents of the management letter received from Messrs. Deloitte Touche Tohmatsu;

2. To consider the final dividend for the year ended December 31, 2001;

3. For Annual General Meeting,

   (a) to approve the draft Notice of Annual General Meeting;

   (b) to note that Mr. Richard Man Fai LEE and Ms. Kam Har YUE will retire by rotation, and that Mr. Jeff Man Bun LEE will also retire under Bye Law No. 102(B), but being eligible, will offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting; and

   (c) to consider the payment of Directors' fees; and

   (d) to note that Messrs. Deloitte Touche Tohmatsu will retire, but being eligible, will offer themselves for re-election at the forthcoming Annual General meeting.

4. For Special General Meeting,

    (a) to consider, and if thought fit, to terminate the 2001 Share Option Scheme and propose the adoption of a new Share Option Scheme;

    (b) to consider the proposed amendments to the Bye-Laws of the Company;

    (c) to approve the draft of explanatory statements relating to the General Mandates to issue and repurchase shares of the Company;

    (d) to authorise the convening of a Special General Meeting for approval the adoption of a new Share Option Scheme, amendments to the Bye-laws of the Company, and the General Mandates to directors to issue and repurchase shares of the Company; and

    (e) to discuss the loan proposed to be made to a director of a subsidiary of the Company.

5. To review the Group's Management Plan to December 31, 2002; and

6. To transaction any other business.

Dated this the 22nd day of April, 2002.

Phyllis Sum Yu NG
Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult a stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME

PROPOSED AMENDMENTS TO THE BYE-LAWS AND

GENERAL MANDATES FOR ISSUE AND REPURCHASE

BY THE COMPANY OF ITS OWN SHARES

A notice convening a special general meeting of WO KEE HONG (HOLDINGS) LIMITED to be held at Shatin Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002, Thursday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjournment thereof, is set out on pages 27 to 33 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the corporate head office of the Company, at 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not prevent shareholders from attending and voting at the meeting if they so wish.

26 April 2002

CONTENTS

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"1991 Share Option Scheme"	the share option scheme of the Company which was adopted by the Company on 22 June 1991 and expired on 21 June 2001
"2001 Share Option Scheme"	the expiring share option scheme of the Company which was adopted by the Company on 28 June 2001 and expired on 27 June 2011
"associates"	has the same meaning as ascribed in the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of the Company
"Capital Reorganisation"	the capital reduction, the share subdivision, the share consolidation, the application of an amount of approximately HK$343,542,000 standing to the credit of the share premium account of the Company as at 30 June 2001 and the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital for each issued Pre-adjusted Share to eliminate the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001 as set out in the circular of the Company dated 20 February 2002
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981 of Bermuda (as amended from time to time)
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"connected person"	has the same meaning as ascribed in the Listing Rules

"Directors"	directors of the Company
"Eligible Employees"	means any employee or proposed employee (whether full-time or part-time employee, including any executive directors but not any non-executive director) of the Company, its Subsidiaries or any Invested Entity
"Eligible Grantees"	any full-time employee of the Company or any subsidiary of the Company, including executive or non-executive director of the Company or any its subsidiaries, who accepts an offer of the grant of an option in accordance with the terms of the 1991 Share Option Scheme and the 2001 Share Option Scheme or (where the context so permits) a person entitled to any such option in consequence of the death of the original grantee who are eligible for granting Options under the 1991 Share Option Scheme and the 2001 Share Option Scheme
"General Mandates"	the general and unconditional mandates to repurchase and issue shares of the Company proposed to be granted to the Directors at the SGM
"Group"	the Company and its Subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds any equity interest
"Latest Practicable Date"	26 April 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Memorandum of Association"	the memorandum of association of the Company

"New Share Option Scheme" — the share option scheme proposed to be adopted by the Company at the SGM, a summary of the principal terms of which is set out in the Appendix I

"Option" — options granted to the Eligible Grantees under the 1991 Share Option Scheme and the 2001 Share Option Scheme or the Participants under the New Share Option Scheme, as the context requires

"Ordinary Resolutions" — the ordinary resolutions to be proposed and passed at the SGM for the adoption of the New Share Option Scheme, the termination of the 2001 Share Option Scheme and the granting of the General Mandates to the Directors as set out in the notice for the SGM

"Participants" — means any person belonging to any of the following classes of participants:

(aa) any Eligible Employee;

(bb) any non-executive director (including independent non-executive directors) of the Company, any of its Subsidiaries or any Invested Entity;

(cc) any supplier of goods or services to any member of the Group or any Invested Entity;

(dd) any customer of the Group or any Invested Entity;

(ee) any person or entity that provides research, development or other technological support to the Group or any Invested Entity;

(ff) any shareholder or any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; and

(gg) any employee, partner or director of any business partner, joint venture partner, financial adviser and legal adviser of and to any member of the Group or any Invested Entity.

"Pre-adjusted Shares"	shares of HK$0.1 each in the capital of the Company prior to the Capital Reorganisation and the Rights Issue and Bonus Issue of the Company
"Rights Issue and Bonus Issue"	the issue of the rights shares and the bonus shares as set out in the prospectus of the Company dated 15 March 2002
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"SGM"	the special general meeting of the Company to be held at Shatin Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002, Thursday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon, to consider and, if appropriate, to approve the Ordinary Resolutions and the Special Resolution, the notice of which is set out on pages 27 to 33 of this circular, or any adjournment thereof
"Special Resolution"	the special resolution to be proposed and passed at the SGM for the proposed amendments to be made to the Bye-Laws as set out in the notice for the SGM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary for the time being of the Company (within the meaning of Section 2 of the Companies Ordinance), whether incorporated in Hong Kong or elsewhere
"HK$" and "cents"	Hong Kong dollars and cents

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Chairman)*
Richard Man Fai LEE *(Vice Chairman & C.E.O.)*
Barry John BUTTIFANT *(Managing Director)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-Executive Director:
Kam Har YUE

Independent Non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House,
41 Cedar House,
Hamilton HM12,
Bermuda.

Principal place of business in Hong Kong:
5/F, Loke Yew Building,
50-52 Queen's Road Central,
Hong Kong.

26 April 2002

To the Shareholders

ADOPTION OF NEW SHARE OPTION SCHEME, PROPOSED AMENDMENTS TO THE BYE-LAWS, AND GENERAL MANDATES FOR ISSUE AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES

Dear Sir or Madam,

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the following resolutions to be proposed at the SGM of the Company to be held on 30 May 2002 relating to:

(A) adoption of the New Share Option Scheme and the termination of the 2001 Share Option Scheme;

(B) amendments to the Bye-Laws of the Company; and

(C) the granting to the Directors of the General Mandates.

2. ADOPTION OF NEW SHARE OPTION SCHEME

Introduction

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Board considers that it is in the interest of the Company to terminate the 2001 Share Option Scheme and to adopt the New Share Option Scheme. Accordingly, the Company on 24 April 2002 announced its intention to adopt the New Share Option Scheme and to terminate the 2001 Share Option Scheme.

The New Share Option Scheme

At the SGM, an ordinary resolution will be proposed for the Company to approve the adoption of the New Share Option Scheme for the Participants pursuant to which the Participants may be granted options to subscribe for Shares upon and subject to the terms and conditions of the rules of the New Share Option Scheme.

A summary of the principal terms of the rules of the New Share Option Scheme which is proposed to be approved and adopted by the Company at the SGM is set out in the Appendix I to this circular. A copy of the rules of the New Share Option Scheme is available for inspection at the corporate head office of the Company at 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours from the date hereof up to and including 30 May 2002.

On 28 June 2001, the Company adopted the 2001 Share Option Scheme for the Eligible Grantees pursuant to which options to subscribe for an aggregate of up to 10% of the issued share capital of the Company from time to time. As at the Latest Practicable Date, the issued share capital of the Company is 704,435,585 Shares. Under the 2001 Share Option Scheme, the Company can grant Options to subscribe up to 70,443,558 Shares to the Eligible Grantees, representing 10% of the issued share capital of the Company without taking into account any Shares issued and allotted pursuant to the exercise of Options granted under the 2001 Share Option Scheme. As at the Latest Practicable Date, there are Options to subscribe for up to 14,593,558 Shares available to be granted by the Directors under the 2001 Share Option Scheme.

The New Share Option Scheme is conditional upon:

(i) the passing of an ordinary resolution at the SGM approving the adoption of the New Share Options Scheme and the termination of the 2001 Share Option Scheme;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme.

The 2001 Share Option Scheme will be terminated on the New Share Option Scheme coming into effect upon the fulfillment of the conditions set out above. Upon termination of the 2001 Share Option Scheme, no further options will be granted thereunder but in all other respects, the provisions of the 2001 Share Option Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith. As at the Latest Practicable Date, the Company had granted Options to subscribe for a total of 164,121,000 Shares under the 1991 Share Option Scheme and the 2001 Share Option Scheme to the Eligible Grantees, of which Options to subscribe for 16,801,600 Shares (equivalent to 33,603,200 Pre-adjusted Shares) have been exercised, Options to subscribe for 106,735,200 Shares remained outstanding, Options to subscribe for 40,584,200 Shares (equivalent to 81,168,400 Pre-adjusted Shares) have lapsed or cancelled in accordance with the terms of the 1991 Share Option Scheme.

Based on the existing share capital of the Company as at the Latest Practicable Date and taking into account the Options that have been granted under the terms and conditions of the 2001 Share Option Scheme, Options to subscribe for up to 70,443,558 Shares may be granted to the Participants under the New Share Option Scheme under Rule 17.03(3) of the Listing Rules, should the New Share Option Scheme be adopted.

The Directors consider that it is not appropriate to state the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the New Share Option Scheme given that the variable which are critical for the calculation of the value of such Options cannot be determined. The variables which are critical for the determination of the value of such Options include, the subscription price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme and the timing of the granting of such Options, the period during which the subscription rights may be exercised, the discretion of the Board to impose any performance target that has to be achieved before the subscription right attaching to the Options can be exercised and any other conditions that the Board imposed on the Options and whether or not such Options if granted will be exercised by the

Eligible Grantees. The subscription price payable for the Shares depends on the price of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board is to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is too premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the subscription price of the Shares given the volatility the Share price may be subject to during the ten-year life span of the New Share Option Scheme. In the premises, the Directors are of the view that the value of the Options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of the Options will not be meaningful and may be misleading to Shareholders in the circumstances.

Application for listing

Application has been made to the Listing Committee of the Stock Exchange for approval of the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of any Options that may be granted under the New Share Option Scheme.

Reasons for adopting the New Share Option Scheme

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any Invested Entity.

The New Share Option Scheme permits the Company to grant Options to a wider category of Participants, and not just the Eligible Grantees as under the 2001 Share Option Scheme. Under the rules of the New Share Option Scheme, the Board has discretion to set a minimum period for which an Option has to be held before the exercise of the subscription rights attaching thereto. This discretion allows the Board to provide incentive to a Participant to remain as a Participant during the minimum period and thereby enable the Group or the relevant Invested Entity to continue to benefit from the services of such Participant during such period. This discretion, couple with the power of the Board to impose any performance target as it consider appropriate before any Option can be exercised, enable the Group to provide incentives to the Participants to use their best endeavours in assisting the growth and development of the Group. Although the New Share Option Scheme does not provide for the granting of Options with right to subscribe for Shares at a discount to the trading price of the Shares on the Stock Exchange, the Directors are of the view that the flexibility given to the Board in granting Options to

Participants, other than the Eligible Grantees and to impose minimum period for which the Options have to be held and performance targets that have to be achieved before the Options can be exercised, will place the Group in a better position to attract human resources that are valuable to the growth and development of the Group as a whole, than the 2001 Share Option Scheme.

3. AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

Introduction

Until the recently change to the Companies Ordinance, it was necessary for the Company to send each Shareholders a copy of the complete annual report and accounts (each, a "**Long Form Report**"). On 4 January 2002, Companies (Amendment) Ordinance 2001 came into force in Hong Kong which permits the Company to offer Shareholders chance to elect to receive, in place of the Long Form Report, a summary financial report ("**Summary Financial Report**"). The Summary Financial Report is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Long Form Reports. The Summary Financial Report only gives a summary of the information and particulars contained in the Long Form Reports, from which it is derived. The new law also allows the Company to offer Shareholders the opportunity to choose not to receive a printed copy of either the Long Form Report or the Summary Financial Report and to rely instead on the versions of those documents that will be published on the Company's website.

Following the aforesaid amendments to the Companies Ordinance, the Stock Exchange has on 17 February 2002 announced amendments to the Listing Rules to permit the listed issuer to distribute Summary Financial Report in place of the Long Form Report, provided that it has ascertained the wishes of its shareholders and complies with the relevant legal requirements of its own jurisdiction and provisions of its constitutional documents. The rule amendments are effect for annual reports in respect of accounting periods ending on or after 31 October 2001. The Board further notes that the Stock Exchange has on 5 February 2002 announced amendments to the Listing Rules which has come into effect on 15 February 2002 permitted the listed issuer to send or otherwise make available corporate communications to Shareholders using electronic means with their prior approval if this is allowed under applicable laws and regulations and the listed issuer's own constitutional documents. The amendments to Listing Rules which allowed listed issuer to send corporate communications to Shareholders either in the English language only, or the Chinese language only, or both the English and Chinese language in each case (in accordance with the stated wish of each member and securities holder) has also come into effect on 15 February 2002.

The proposed Amendments to the Bye-Laws

The Directors therefore propose to amend the Bye-Laws to permit the Company to take advantage of new legislation which enables the Company to offer the Shareholders the choice to receive and the choice to forego receipt of a printed copy of either the Long Form Report or the Summary Financial Report in favour of receiving a copy of those documents by electronic means or relying on the versions of those documents published on the Company's website. Even if Shareholders vote in favour of the special resolution, they will still be able to choose to receive printed copies of the Long Form Reports. Subsequent to the passing of the special resolution and the relevant amendments to the Companies Act to allow the Summary Financial Reports arrangements, it is intended that the Company will send to the Shareholders a circular to invite them to elect (i) to receive the Summary Financial Report in place of the Long Form Reports or (ii) to receive the Long Form Reports; and (i) to receive printed copies of either the Long Form Reports or the Summary Financial Report; (ii) to receive copies of those documents by electronic means; or (iii) to rely on the copies posted on the Company's website in place of being sent a printed copy of either document.

To further make use of the current change of the Listing Rules which permit all corporate communications of a listed company to be sent in either English or Chinese only, in case the Shareholders indicate to receive a printed copy of either document, the Company will also in the said circular ask the Shareholders, to elect to receive the English language version only or the Chinese language version only thereof. When sending the circular to ascertain the wishes of Shareholders the Company will take appropriate steps to comply with relevant legislation or regulation including the Company (Amendment) Ordinance 2001 and the Company (Summary of Financial Reports of Listed Company) Regulation.

In its present form, Bye-Law 162(B) of the Company does not permit the Company to distribute the Summary Financial Report to Shareholders who would prefer to receive that document in place of the Long Form Reports. Bye-Laws 162(B) and 167 also prevent any Shareholders from receiving the notice or document to be given or issued by the Company by electronic means and relying on the Company's website in preference to receiving a printed copy of either the Long Form Reports or the Summary Financial Report. Consequently, special resolution to amend Bye-Laws 162(B) and 167 will be proposed at the SGM. Related amendments would also be proposed to be made to Bye-Laws 1 and 169. It is also proposed that Bye-Law 162A to be added to the Bye-Laws to allow notice and documents to be sent in either the English language only or the Chinese language only. If this special resolution is passed and in compliance with the Listing Rules, the Company will be able to offer Shareholders the chance to receive the Summary Financial Report in place of the Long Form Reports and to receive notices or documents to be given or issued by the Company by electronic means as well as the opportunity to

rely on the versions of the Summary Financial Report and the Long Form Reports that will be published on the Company's website rather than receiving a printed copy of either document.

Reasons for amendments to the Bye-Laws

Last year's Directors' report and Auditor's report (together the "**Annual Report**") (both English and Chinese versions) ran to about 156 pages and the costs to the Company of printing, dispatching and posting the Annual Report to Shareholders and others have previously been high. The Company wishes to save costs for the benefit of the Shareholders. Significant costs savings could be enjoyed by the Company by virtue of adopting the amendments contained in the new legislation.

The special resolution will be passed if it is passed by not less than 75% of the votes cast by such members as, being entitled so to do, vote in person or by proxy at the SGM.

4. GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES

Introduction

It is also proposed that general and unconditional mandates to repurchase and issue shares of the Company be granted to the Directors.

General Mandates

At the SGM, ordinary resolutions will be proposed to grant to the Directors the general and unconditional mandates to:

(i) allot and issue shares representing up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolutions;

(ii) repurchase such number of shares which represents up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolution ("**Repurchase Mandate**");

(iii) add to the general mandate for issuing shares set out in (i) above the number of shares repurchased by the Company pursuant to the Repurchase Mandate.

The General Mandates will end on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law or the Company's Bye-Laws, or the date upon which such authority is revoked or varied by ordinary resolution of the Company in general meeting.

An explanatory statement containing all the relevant information relating to the proposed Repurchase Mandate is set out in the Appendix II to this circular. The information in the explanatory statement is to provide the information reasonably necessary to enable Shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolutions.

5. SPECIAL GENERAL MEETING

A notice convening the SGM of the Company to be held at Shatin Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories Hong Kong on 30 May 2002, Thursday at 12:15 p.m. or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjournment thereof, and a form of proxy for use at the SGM is therein enclosed.

There is enclosed a form of proxy for use at the SGM. Whether or not the Shareholders intend to be present at the SGM, they are requested to complete the form of proxy and return it to the corporate head office of the Company, at 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the SGM. Completion and delivery of the form of proxy will not prevent the Shareholders from attending, and voting at the SGM if they so wish.

6. RECOMMENDATION

Having considered the reasons set out herein, the Directors consider that the proposed ordinary resolution for the adoption of the New Share Option Scheme, the proposed special resolution for the amendments to the Bye-Laws and the proposed ordinary resolutions for the granting of the General Mandates to the Directors are in the interests of the Company, and in particular, the Group as a whole. The Directors therefore recommend the Shareholders to vote in favour of the Ordinary Resolutions and the Special Resolution.

7. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
Barry John BUTTIFANT
Managing Director

This Appendix I summaries the principal terms of the New Share Option Scheme but does not form part of, nor was it intended to be, part of the New Share Option Scheme nor should it be taken as effecting the interpretation of the rules of the New Share Option Scheme.

(a) Purpose of the scheme

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any Invested Entity.

(b) Who may join

The Directors may, at their absolute discretion, invite any person belonging to any of the following classes of Participants, to take up options to subscribe for Shares:

(aa) any Eligible Employee;

(bb) any non-executive director (including independent non-executive directors) of the Company, any of its subsidiaries or any Invested Entity;

(cc) any supplier of goods or services to any member of the Group or any Invested Entity;

(dd) any customer of the Group or any Invested Entity;

(ee) any person or entity that provides research, development or other technological support to the Group or any Invested Entity;

(ff) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; and

(gg) any employee, partner or director of any business partner, joint venture partner, financial adviser and legal adviser of and to any member of the Group or any Invested Entity

and, for the purposes of the New Share Option Scheme, the options may be granted to any company wholly owned by one or more persons belonging to any of the above classes of Participants or any discretionary object of a Participant which is a discretionary trust. For the avoidance of doubt, the grant of any Options by the Company for the subscription of Shares or other securities of the Group to any person who fall within any of the above classes of Participants shall not, by itself, unless the Directors otherwise determined, be construed as a grant of Option under the New Share Option Scheme.

The basis of eligibility of any of the above class of Participants to the grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group and any Invested Entity.

(c) Maximum number of Shares

(aa) The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time.

(bb) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 70,443,558 Shares, being 10% of the Shares in issue as at the day of the passing of the Ordinary Resolution (the "**General Scheme Limit**").

(cc) The Company may seek approval of the Shareholders in general meeting to refresh the General Scheme Limit provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme of the Company must not exceed 10% of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit, options previously granted under the New Share Option Scheme or any other share option scheme of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(dd) The Company may issue a circular to the Shareholders and seek separate Shareholders' approval in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (cc) above to Participants specifically identified by the Company before such approval is sought.

(d) Maximum entitlement of each Participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including both exercised or outstanding options) to each Participant in any 12-month period shall not exceed 1% of the issued share capital of the Company for the time being (the "**Individual Limit**"). Any further grant of options in excess of the Individual Limit in any 12-

month period up to and including the date of such further grant, shall be subject to the issue of a circular to the Shareholders and the Shareholders' approval in general meeting of the Company with such Participant and his associates abstaining from voting.

(e) Grant of options to connected persons

(aa) Any grant of Options under the New Share Option Scheme to a director, chief executive (other than a proposed director or a proposed chief executive of the Company) or substantial shareholder of the Company or any of their respective associates must be approved by independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Options).

(bb) In the event of any change in the terms of Options granted to a substantial shareholder or an independent non-executive of the Company or any of their respective associates; or where any grant of options to a substantial shareholder or an independent non-executive Director, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such further grant of options must be approved by the Shareholders. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such options must be taken on a poll.

(f) Time of acceptance and exercise of an option

An offer of grant of an Option may be accepted by a Participant within 28 days from the date of the offer of grant of the Option. A consideration of HK$1 is payable on acceptance of the offer of grant of an Option.

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined and notified by the Directors to each grantee, which period may commence on the date on which the offer for the grant of Options is made but shall end in any event not later than 6 years from the date of grant of the Option subject to the provisions for early termination thereof.

(g) Performance targets

Unless the Directors otherwise determined and stated in the offer of the grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.

(h) Subscription price for Shares

The subscription price for Shares under the New Share Option Scheme shall be a price determined by the Directors, but shall not be lower than the higher of (i) the closing price of Shares as stated in the Stock Exchange's daily quotation sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of Shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a Share. Without prejudice to the generality of the foregoing, the Directors may grant Options in respect of which the subscription price is fixed at different prices for each different period during the option period provided that the subscription price for Share for each of the different period shall not be less than the subscription price determined in the aforesaid manner.

(i) Ranking of Shares

(aa) Shares allotted upon the exercise of an Option will be subject to all the provisions of the bye-law of the Company and will rank pari passu in all respects with the fully paid Shares in issue as from the day when the name of the grantee is registered on the register of members of the Company and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date when the name of the grantee is registered on the register of members of the Company other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date when the name of the grantee is registered on the register of members of the Company, provided always that when the date of exercise of the Option falls on a day upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened. A Share allotted upon the exercise of an Option shall not carry voting rights until the completion of the registration of the grantee as the holder thereof.

(bb) Unless the context otherwise requires, references to "Shares" in this paragraph include references to shares in the ordinary equity share capital of the Company of such nominal amount as shall result from a sub-division, consolidation, re-classification or reduction of the share capital of the Company from time to time.

(j) Restrictions on the time of grant of Options

No offer for grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the Stock Exchange and ending on the date of the announcement of the results, no Option may be granted.

The Directors may not grant any Option to a Participant who is a Director during the periods or times in which Directors are prohibited from dealing in shares pursuant to the Model Code for Securities Transactions by Directors of Listed Companies prescribed by the Listing Rules or any corresponding code or securities dealing restrictions adopted by the Company.

(k) Period of the New Share Option Scheme

The New Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the New Share Option Scheme becomes unconditional.

(l) Rights on ceasing employment

If the grantee of an Option is an Eligible Employee and ceases to be an Eligible Employee for any reason other than death or for serious misconduct or other grounds referred to in sub-paragraph (n) below before exercising his option in full, the grantee may exercise the Option up to his or her entitlement at the date of cessation within the period of 3 months following the date of cessation in whole or in part (to the extent not already exercised) which date of cessation will be taken to be the last actual working day of the Eligible Employee with the Group or the Invested Entity whether salary is paid in lieu of notice or not.

(m) Rights on death

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason of his or her death before exercising the Option in full, his or her personal representative(s) may exercise the Option (to the extent which has become exercisable not already exercised) in whole or in part within a period of 6 months, following the date of death or such longer period as the Board may determine, (in any event, no longer than 6 years) or if appropriate, his or her personal representative(s) may make an election pursuant to sub-paragraph (p), (q) and (r).

(n) Rights on dismissal

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason that he has been guilty of misconduct or has committed an act of bankruptcy or has become insolvent or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board) on any ground on which an employer would be entitled to terminate his or her employment at common law or pursuant to any applicable laws or under the Eligible Employee's service contract with the Company or the relevant Subsidiary or the relevant Invested Entity, his or her Option will lapse automatically on the date the Eligible Employee ceases to be an Eligible Employee.

(o) Rights on breach of contract

If the Directors will at their absolute discretion determine that the grantee of any Option (other than an Eligible Employee) or his or her associate has committed any breach of any contract entered into between the grantee or his or her associate on the one part and the Group or any Invested Entity on the other part or that the grantee has committed any act of bankruptcy or has become insolvent or is subject to any winding-up, liquidation or analogous proceedings or has made any arrangement or composition with his or her creditors generally, the Directors shall determine that the outstanding Option granted to the grantee shall lapse. In such event, his or her option will lapse automatically and will not in any event be exercisable on or after the date on which the Directors have so determined.

(p) Rights on a general offer

Subject to sub-paragraph (m) above, if a general or partial offer, whether by way of take-over offer or share re-purchase offer, is made to all the holders of Shares, or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the Company shall use all reasonable endeavours to procure that such offer is extended to all the grantees on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the Options granted to them, shareholders of the Company. If the terms of such offer having been approved by the holders of not less than nine-tenths in value of the Shares comprised in the offer within four months and the offeror thereafter gives a notice pursuant to the Companies Act to acquire the remaining Shares, the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company within 21 days of such notice exercise the Option to its full extent or to the extent specified in such notice. Subject to the above, an Option will lapse automatically (to the extent not exercised) on the date on which such offer (or, as the case may be, revised offer) closes.

(q) Rights on winding up

Subject to sub-paragraph (m) above, in the event of an effective resolution being passed for the voluntarily winding-up of the Company, each grantee (or where permitted under sub-paragraph (m) above, his or her legal personal representative(s)) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if the Option had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the subscription price which would otherwise have been payable in respect thereof. Subject to the above, an Option will lapse automatically (to the extent not exercised) on the date of the commencement of the winding-up of the Company.

(r) Rights on compromise or arrangement between the Company and its creditors

Subject to sub-paragraph (m) above, in the event of a general offer by way of scheme of arrangement is made to all the holders of Shares with the scheme having been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her legal representative(s)) may thereafter (but before such time as shall be notified by the Company) exercise the Option to its full extent or to the extent specified in such notice. Subject to the above, an Option will lapse automatically on the date the proposed compromise or arrangement becomes effective.

(s) Adjustments to the subscription price

In the event of any alteration in the capital structure (including a capitalisation of profits or reserves, rights issue, consolidation, sub-division or reduction of the share capital of the Company) of the Company whilst an option remains exercisable, such corresponding alterations (if any) certified by the auditors for the time being or an independent financial adviser to the Company as fair and reasonable will be made to the number of Shares subject to the option so far as unexercised and/or the subscription price for Shares and/or the method of exercise of the option concerned and/or the maximum number of shares referred to in Clauses (c) and (d) herein, provided that (i) any alteration shall give a grantee the same proportion of the issued share capital to which he was entitled prior to such alteration and that the aggregate subscription price payable by a grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event; (ii) no alteration shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such adjustment will be required in circumstances whether there is an issue of Shares or other securities of the Group as consideration in a transaction. In addition, in respect of any such alteration, other than any made on a capitalisation issue, such auditors or independent financial adviser must confirm to the Directors in writing that the alteration satisfy the requirements of the relevant provision of the Listing Rules.

(t) Cancellation of Options

Any cancellation of Options granted but not exercised must be approved by the Board and the Shareholders in general meeting, with Participants and their associates abstaining from voting. In the event that prior consent in writing has been obtained by the relevant grantee, Options granted to such grantee may be cancelled upon the approval of the Board.

(u) Termination of the New Share Option Scheme

The Company may by resolution in general meeting at any time terminate the New Share Option Scheme and in such event no further Options shall be offered but in all other respects the provisions of the New Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme.

(v) Rights are personal to the grantee

An Option is personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such grantee.

(w) Lapse of option

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(aa) the expiry of the period referred to paragraph (l) and (m);

(bb) the expiry of the periods or dates referred to in paragraphs (k), (n), (o), (p), (q) and (r); and

(cc) the date on which a breach of the provision restriction on transfer and assignment of an Option referred to in paragraph (v) is committed.

(x) Others

(aa) The terms and conditions of the New Share Option Scheme relating to the matters set out in Rule 17.03 of the Listing Rules shall not be altered except with the approval of the Shareholders in general meeting.

(bb) Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(cc) The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(dd) Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme shall be approved by the Shareholders in general meeting.

This Appendix II serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal to permit the granting of the General Mandates given to the Directors to repurchase Shares.

1. LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the more important of which are summarized below. The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its own Shares.

Source of funds

Repurchase must be funded out of funds which are legally available for the purpose and in accordance with the Memorandum of Association and Bye-Laws and the Companies Act. Under the Listing Rules, the Company shall not repurchase its Shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time. Under the Companies Act, a company may only repurchase its Shares out of capital paid up on the Shares to be repurchased or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any amount of premium payable on a repurchase over the par value of the Shares may only effected out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

Connected parties

The Listing Rules prohibit a company from knowingly purchasing shares on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the Company or their associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his shares to the Company.

2. EXERCISE OF THE REPURCHASE MANDATES

As at the Latest Practicable Date, the issued share capital of the Company comprised 704, 435,585 Shares of HK$0.01 each. Exercise in full of the Repurchase Mandates could therefore result in up to 70,443,558 shares being repurchased by the Company during the period up to (i) the conclusion of the next general meeting of the Company; or (ii) the revocation or variation of the Repurchase Mandate by ordinary resolution of the Company in general meeting, whichever occurs first.

Subject to the passing of the Repurchase Resolution and on the basis that no Shares are issued or repurchased by the Company prior to the annual general meeting, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 70,443,558 Shares of HK$0.01 each.

3. REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purposes in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Bermuda.

5. GENERAL

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 December 2001, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

6. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to Repurchase Mandate in accordance with the Listing Rules, the laws of Hong Kong and all applicable laws of Bermuda and in accordance with the regulations set out in the Memorandum of Association and Bye-Laws.

To the best of their knowledge and having made all reasonable enquiries, none of the Directors or any of their associates currently intend to sell any Shares to the Company or its subsidiaries.

As at 26 April 2002, being the Latest Practicable Date, no connected person of the Company has notified the Company that he has a present intention to sell any Shares to the Company nor has any such connected person undertaken not to sell any of the Shares held by him to the Company in the event that the ordinary resolution relating to the granting of the General Mandates is passed.

7. TAKEOVER CODE

If a shareholder's proportionate interest in the voting capital of the Company increases as a result of a repurchase of Shares, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "**Code**"). As a result, a shareholder, or a group of shareholders acting in concert, depending on the level of increase in the shareholder's interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the following substantial shareholders have direct or indirect interest in 10% or more of the issued share capital of the Company:

Shareholder	**Approximate effective interest**
Mr. Wing Sum LEE	52.85%

In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the percentage shareholdings of the above substantial shareholders in the Company would be as follows:

Shareholder	**Approximate effective interest**
Mr. Wing Sum LEE	58.73%

To the best knowledge and belief of the Directors, such increase would give rise to an obligation to make a mandatory offer under the Code. The Directors have no present intention to repurchase the Shares to the extent that it will trigger the obligations under the Code to make a mandatory offer.

Such an increase would not result in the aggregate amount of the share capital of the Company in public hands being reduced to less than 25% and would not give rise to an obligation to make a mandatory offer in accordance with Rules 26 and 32 of the Code.

8. SHARE PURCHASE MADE BY THE COMPANY

No securities have been repurchased by the Company or any of its subsidiaries during the last six months.

9. SHARE PRICES

The highest and lowest prices at which the Shares traded on the Stock Exchange in each of the previous twelve months since the date of listing and before the printing of this circular are as follows:

	Price per Share *(Note)* Highest *HK$*	Lowest *HK$*
2001		
April	0.088	0.070
May	0.098	0.074
June	0.090	0.070
July	0.075	0.065
August	0.080	0.060
September	0.064	0.042
October	0.054	0.038
November	0.060	0.042
December	0.074	0.045
2002		
January	0.074	0.050
February	0.045	0.019
March	0.22	0.1

Note: The shares referred herein during the period from April 2001 to February 2002 are the Pre-adjusted Shares.

The Shares referred in March 2002 herein are the shares in the capital of the Company after the Capital Reorganisation becoming effective.

10. SHAREHOLDERS' APPROVAL

The Listing Rules provides that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED ("**Company**") will be held at Shatin Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002, Thursday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company:

1. **AS ORDINARY RESOLUTION NO. 1**

   "**THAT** conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the listing of, and permission to deal in, the shares of HK$0.01 each in the capital of the Company ("**Shares**") which may fall to be issued pursuant to the share option scheme, (a copy of which is produced to the meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) ("New Share Option Scheme") the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and coming into effect, the existing share option scheme of the Company which was adopted by the Company on 28 June 2001 be terminated therefrom and the directors of the Company ("**Directors**") be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of options thereunder or approving the allotment and issue of Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s)."

2. **AS ORDINARY RESOLUTION NO. 2**

"THAT:–

(i) subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) above shall be in addition to any other authorization given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors during the Relevant Period pursuant to paragraph (i) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or the exercise of subscription rights attaching to any warrants issued by the Company, shall not exceed the aggregate of 20% of the aggregate nominal amount of shares in the capital of the Company in issue as at the date of passing this Resolution;

(iv) for the purpose of this Resolution:–

(a) "**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(b) "**Rights Issue**" means an offer of shares in the capital of the Company open for a period fixed by the Directors to holders of shares in the capital of the Company whose names appear on the Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

3. **AS ORDINARY RESOLUTION NO. 3**

"THAT:–

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on the Stock Exchange or on any other stock exchange on which the shares may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the Share which may be repurchased pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution, and the said approval shall be limited accordingly;

(iii) subject to the passing of each of the paragraphs (i) and (ii) of this Resolution, any prior approvals of the kind referred to in paragraphs (i) and (ii) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(iv) for the purpose of this Resolution:–

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

4. **AS ORDINARY RESOLUTION NO. 4**

"THAT conditional upon the passing of the Ordinary Resolutions numbered 2 and 3 as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional shares of the Company pursuant to the Ordinary Resolution numbered 2 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 3 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution."

5. **AS SPECIAL RESOLUTION NO. 1**

(i) "THAT the following definitions be added to the Bye-Law 1 of the Company:

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time).

"Summary Financial Reports" shall mean the summary financial report which is derived from and summaries the complete annual Directors' report and the Auditors' report and as defined in the Companies Ordinance, Chapter 32 of Laws of Hong Kong.

(ii) THAT Bye-Law 162(B) of the Company be deleted and replaced with the following Bye-Law:

(B) (i) Every balance sheet of the Company shall be signed on behalf of the Board by two Directors and subject to paragraph (ii), a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors' report and a copy of the Auditors' report or a Summary Financial Report in place of the Directors' report and the Auditors' report (provided that prior consent

has been obtained from the member and to the extent as permissible under the Companies Act and other applicable laws, rules, regulations and the Listing Rules), shall not less than twenty-one days before the date of the meeting be sent using electronic means (provided that prior consent has been obtained from the member) or by post in a prepaid letter, envelope or wrapper or by delivery or by leaving it at such registered address as appearing in the register or served personally or otherwise made available by the Company using electronic means to every member of, and every holder of debentures of, the Company and every person registered under Bye-Law 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Bye-Law shall not require a copy of those documents to be sent, served or otherwise made available to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member or holder of debentures to whom a copy of those documents has not been sent, served or otherwise made available to shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

(ii) Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, where a member (a "**Consenting Member**") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the balance sheet, the profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report on the Company's computer network as discharging the Company's obligation under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, to send a copy of the relevant balance sheet, profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report, then publication by the Company, in accordance with legislation, on the Company's computer network of the relevant balance sheet, profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report at least twenty-one days before the date of the general meeting shall, in relation to each Consenting Member, be deemed to discharge the Company's obligations under paragraph (i).

(iii) THAT by adding the following as Bye-Law 162A after Bye-Law 162:

Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, any notice or document, including the Directors' report, the Auditors' report and the Summary Financial Report, may be given to a member either in the English language or the Chinese language.

(v) THAT Bye-Law 167 of the Company be deleted and replaced with the following Bye-Law:

Subject to the Companies Act, applicable laws, rules and regulations and the Listing Rules, any notice or document to be given or issued under these Bye-Laws shall be in writing, and may be served by the Company on any member either personally or by sending it through electronic means at his electronic address or by publishing it in accordance with the Companies Act, any applicable laws, rules, regulations and the Listing Rules, on the Company's computer network, by post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in the Newspapers. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(vi) THAT Bye-Law 169 of the Company be deleted and replaced with the following Bye-Law:

(A) Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within the Relevant Territory and in proving such service it shall be sufficient to prove that the envelope or wrapper containing notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof.

(B) Any notice or document sent by electronic means shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent; and in proving such service or delivery it shall be sufficient to prove that any notice or document published on the Company's computer network on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network shall be conclusive evidence thereof."

By order of the Board
Phyllis NG
Company Secretary

Hong Kong, 26 April 2002

Registered office:
Cedar House,
41 Cedar House,
Hamilton HM 12,
Bermuda.

Principal place of business in Hong Kong:
5/F, Loke Yew Building,
50-52 Queen's Road Central,
Hong Kong.

Notes:–

1. A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the corporate head office of the Company, at 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting
to be held on May 30, 2002 at 12:00 noon (or at any adjournment thereof)

I/We[1], ____

of ____

being the registered holder(s) of [2] ______________________ shares of HK$0.01 each in the capital of Wo Kee Hong (Holdings) Limited (the "Company"), HEREBY appoint[3] the Chairman of the Meeting or ____

of ____

or, failing him, ____

of ____

to act as my/our proxy to attend the Annual General Meeting (and at any adjournment thereof) of the Company to be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on May 30, 2002 at 12:00 noon and to vote for me/us and on my/our behalf in respect of the undermentioned resolutions as directed below.

RESOLUTIONS			FOR [4]	AGAINST [4]
1.	To adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2001			
2.	To re-elect the following Directors:	(a) Mr. Richard Man Fai LEE		
		(b) Ms. Kam Har YUE		
		(c) Mr. Jeff Man Bun LEE		
	To authorise the Directors to fix their fees			
3.	To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration			

Dated the ______________ day of ______________ 2002

Signature(s)[5]: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.01 each of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy(ies) other than the Chairman of the Meeting is preferred, strike out the relevant reference to the Chairman of the Meeting and insert the name(s) and address(es) desired in the space(s) provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. Please indicate with a "✓" in the appropriate space beside each of the resolutions how you wish your votes to be cast. If no indication is given, the proxy will have discretion as to whether and how to vote. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised.
6. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the corporate head office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Completion and return of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand on the register of members.
8. A proxy need not be a member of the Company but must attend the Meeting in person to represent you.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Special General Meeting or any adjournment thereof

I/We[1] ____

of ____

being holder(s) of ______________________________[2] shares of HK$0.01 each in the capital of WO KEE HONG (HOLDINGS) LIMITED (the "Company"), HEREBY APPOINT the Chairman of the meeting[3] or ____

of ____

as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company, to be held at Shatin Room, 30/F. Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002, Thursday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/ our name(s) in respect of the resolutions set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	For[4]	Against[4]
1. "**THAT** conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the listing of, and permission to deal in, the shares of HK$0.01 each in the capital of the Company ("**Shares**") which may fall to be issued pursuant to the share option scheme, (a copy of which is produced to the meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) ("New Share Option Scheme") the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and coming into effect, the existing share option scheme of the Company which was adopted by the Company on 28 June 2001 be terminated therefrom and the directors of the Company ("**Directors**") be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of options thereunder or approving the allotment and issue of Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s)."		
2. To give a general mandate to the Directors of the Company to allot, issue and deal with unissued shares.		
3. To give a general mandate to the Directors to repurchase the shares of the Company.		
4. To add repurchased shares of the Company to the shares issue general mandate.		
5. To amend the Bye-Laws of the Company.		

Signature[5] ______________________ Dated ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the corporate head office of the Company at, 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

此乃要件　請即處理

閣下對本通函或應採取之行動**如有任何疑問**，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**和記行(集團)有限公司**之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

採納新購股權計劃
建議修訂公司細則
本公司發行及購回本身股份
之一般授權

和記行(集團)有限公司謹訂於二零零二年五月三十日(星期四)下午十二時十五分或緊隨於同日中午十二時正股東週年大會或其任何續會結束後假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行股東特別大會，大會通告載於本通函第27至33頁。

無論　閣下能否出席大會，務請將代表委任表格按其上印列之指示填妥，並儘早交回本公司之總辦事處，地址為香港新界葵涌青山公路585-609號和記行大廈A座10樓，該表格無論如何最遲須於大會指定舉行時間前48小時交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

*僅供識別

二零零二年四月二十六日

目 錄

頁次

責任聲明

本文件乃遵照上市規則提供有關本集團之資料。各董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後認，就彼等所知及確信，本文件無遺漏任何其他事實，致令其內容有所誤導。

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「一九九一購股權計劃」	指	本公司於一九九一年六月二十二日採納及已於二零零一年六月二十一日屆滿之購股權計劃
「二零零一購股權計劃」	指	本公司於二零零一年六月二十八日採納及將於二零一一年六月二十七日屆滿之現有購股權計劃
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「公司細則」	指	本公司公司細則
「股本重組」	指	如本公司於二零零二年二月二十日發出之通函所載述，削減股本、股份拆細、股份合併、運用本公司於二零零一年六月三十日之股份溢價賬之貸項約343,542,000港元，以及將註銷每股已發行調整前股份之已繳股本0.099港元所帶來之139,478,000港元貸項以抵銷本公司於二零零一年六月三十日之未經審核中期賬目內約483,020,000港元之累積虧損
「本公司」	指	**和記行(集團)有限公司**，為於百慕達註冊成立之有限公司，其股份於聯交所上市
「公司法」	指	百慕達一九八一年公司法(經不時修訂)
「公司條例」	指	香港法例第32章公司條例
「關連人士」	指	上市規則所賦予之涵義

「董事」	指	本公司董事
「合資格僱員」	指	本公司、其附屬公司或任何投資實體之任何僱員或準僱員(不論全職或兼職僱員，包括任何執行董事但不包括任何非執行董事)
「合資格承受人」	指	任何接納根據一九九一年購股權計劃及二零零一年購股權計劃之條款授出購股權之要約之本公司或任何附屬公司全職僱員，包括本公司或其任何附屬公司之執行或非執行董事，或(按其文義)因原承受人(根據一九九一年購股權計劃及二零零一年購股權計劃為合資格獲授予購股權)身故而有權獲授任何該等購股權之人士
「一般授權」	指	將於股東特別大會提呈授予董事購回及發行授權本公司股份之一般及無條件授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「投資實體」	指	本集團持有其任何股本權益之任何實體
「最後實際可行日期」	指	二零零二年四月二十六日，即本通函付印前可確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「公司組織章程大綱」	指	本公司之組織章程大綱

「新購股權計劃」	指	建議由本公司於股東特別大會上採納之新購股權計劃，其主要條款之概要載於附錄一
「購股權」	指	根據一九九一年購股權計劃及二零零一年購股權計劃向合資格承受人或根據新購股權計劃向參與者授出之購股權(視文義而定)
「普通決議案」	指	將於股東特別大會提呈及通過之普通決議案，以採納新購股權計劃及終止二零零一年購股權計劃及授予董事一般授權，詳情載於股東特別大會通告
「參與者」	指	任何屬於下列類別之人士： (aa) 任何合資格僱員； (bb) 本公司、其任何附屬公司或任何投資實體之任何非執行董事(包括獨立非執行董事)； (cc) 向本集團任何成員公司或任何投資實體提供貨物或服務之任何供應商； (dd) 本集團或任何投資實體之任何客戶； (ee) 向本集團或任何投資實體提供研究、開發或其他技術支援之任何人士或實體； (ff) 本集團任何成員公司或任何投資實體之任何股東或本集團任何成員公司或任何投資實體所發行任何證券之任何持有人；及 (gg) 本集團任何成員或任何投資實體、業務合顆人、合營企業合顆人、財務顧問及法律顧問之任何僱員、合夥人或董事。

「調整前股份」	指	於本公司股本重組、供股、派發紅股前本公司股本中每股面值0.1港元之股份
「供股及派發紅股」	指	本公司於二零零二年三月十五日發出之章程所述之發行供股股份及派發紅股
「股份」	指	本公司股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「股東特別大會」	指	本公司訂於二零零二年五月三十日(星期四)下午十二時十五分或緊隨於上午十二時正股東週年大會完結之後在香港新界荃灣荃華街3號悦來酒店30樓沙田廳舉行之股東特別大會，藉以考慮及(如適當)批准採納普通決議案及特別決議案，大會或其任何續會之通告載於本通函第27至33頁
「特別決議案」	指	建議於股東特別大會上提呈及通過以便對公司細則作出建議之修訂之特別決議案，詳情載於股東特別大會通告
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	本公司當時在香港或其他地區註冊成立之附屬公司(定義見公司條例第2條)
「港元」及「港仙」	分別指	香港港元及港仙

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*
（於百慕達註冊成立之有限公司）

執行董事：
李永森*（主席）*
李文輝*（副主席兼行政總裁）*
Barry John BUTTIFANT *（董事總經理）*
孫志沖
李文彬

非執行董事：
余金霞

獨立非執行董事：
陳文生
李卓民

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點：
香港
皇后大道中50-52號
陸佑行5樓

敬啟者：

採納新購股權計劃，
建議修訂公司細則，
及本公司發行及購回本身股份
之一般授權

1. 緒言

本通函旨在向　閣下提供以下將於本公司訂於二零零二年五月三十日舉行之股東特別會上提呈之決議案之資料，內容關於：

(A) 採納新購股權計劃及終止二零零一年購股權計劃；

(B) 修訂本公司公司細則；及

(C) 授予董事一般授權。

* *僅供識別*

2. 採納新購股權計劃

緒言

於二零零一年八月二十三日聯交所公佈對上市規則第17章之修訂，該修訂已於二零零一年九月一日生效。遵照上市規則之修訂及聯交所之公佈，董事會認為，終止二零零一年購股權計劃及採納新購股權計劃乃符合本公司利益。按此，本公司於二零零二年四月二十四日公佈其擬採納新購股權計劃及終止二零零一年購股權計劃。

新購股權計劃

本公司將於股東特別大會上提呈普通決議案，以批准採納適用於參與者之新購股權計劃。據此，參與者可按新購股權計劃規則之條款及條件獲授予可認購股份之購股權。

股東特別大會上將提呈新購股權計劃以供本公司批准及採納，其規則之主要條款概要載於本通函附錄一。新購股權計劃規則之副本於即日起至二零零二年五月三十日(包括該日)之一般營業時間內，於本公司之總辦事處可供查閱，地址為香港新界葵涌青山公路585-609號和記行大廈A座10樓。

於二零零一年六月二十八日，本公司採納二零零一年購股權計劃。據此，本公司可向合資格承受人授出可認購最高達本公司不時之已發行股本10%之購股權。於最後實際可行日期，本公司之已發行股本為704,435,585股股份，根據二零零一年購股權計劃，本公司可向合資格承受人授出可認購不超過70,443,558股股份之購股權，佔本公司已發行股本之10%惟未計及根據行使按二零零一年購股權計劃授出之購股權而發行及配發之任何股份。於最後實際可行日期，根據二零零一年購股權計劃，可由董事授出之購股權可認購最多14,593,558股股份。

新購股權計劃須待達成以下條件後，方可作實：

(i) 於股東特別大會上通過普通決議案，批准採納新購股權計劃及終止二零零一年購股權計劃；

(ii) 聯交所上市委員會批准因行使根據新購股權計劃可授出之購股權所附帶認購權而予以配發及發行之任何新股份上市及買賣。

待達成上述條件後，新購股權計劃即生效，而二零零一年購股權計劃將同時被終止。二零零一年購股權計劃終止後，不得據此再授出購股權。惟在所有其他方面，二零零一年購股權計劃之條款仍然生效，而所有於其終止前已授出之購股權將仍有效及可據該計劃獲行使。於最後實際可行日期，本公司已根據一九九一年購股權計劃及二零零一年購股權計劃向合資格承受人授予可認購合共164,121,000股股份之購股權，其中可認購16,801,600股股份(即33,603,200股調整前股份)之購股權已經行使，可認購106,735,200股股份之購股權尚未行使，可認購40,584,200股股份(即81,168,400股調整前股份)之購股權已按照一九九一年購股權計劃之條款失效或註銷。

根據於最後實際可行日期之本公司現有股本及計入根據二零零一年購股權計劃之條款及條件，倘新購股權計劃獲採納，根據上市規則第17.03(3)條，可認購最多達70,443,558股股份之購股權可根據新購股權計劃授予參與者。

董事認為，由於未能確定賴以計算根據新購股權計劃可授出之購股權價值之變數，故不宜就根據新購股權計劃可獲授出之全部購股權(假設購股權在新購股權計劃獲批准前已於最後實際可行日期獲授出)計算其價值。賴以計算該等購股權價值之變數包括行使購股權所附認購權之股份認購價、會否根據新購股權計劃授出購股權與及授出該等購股權之時間、可行使認購權之期間、依董事會酌情施加於購股權所附認購權可予以行使前須達成的表現目標，及董事會就購股權施加之任何其他條件與及合資格承受人會

否於獲授該等購股權後予以行使。股份之應付認購價乃按股份於聯交所之報價而定，而後者則根據董事會何時按新購股權計劃授出購股權而定。由於計劃有效期為10年，董事會認為於現階段列明會否根據新購股權計劃授出購股權或列明可能授出購股權之數目屬言之過早。此外，由於股份價格於新購股權計劃生效之10年期間或會波動，故此要準確釐定股份認購價並非容易。基於上述因素，董事認為購股權價值受制於多項變數，而該等變數乃難以確定或僅可建基於多項理論及猜測性假設上。因此，董事相信，在此等情況下計算購股權價值對股東而言乃毫無意義，並可能會產生誤導。

申請上市

本公司已向聯交所上市委員會申請批准因行使根據新購股權計劃可能授予之任何購股權而可予發行之股份上市及買賣。

採納新購股權計劃之理由

新購股權計劃旨在鼓勵或獎賞參與者對本集團之貢獻及／或協助本集團聘請及挽留能幹僱員及吸納對本集團及任何投資實體有價值之人力資源。

新購股權計劃容許本公司向更多類別參與者授出購股權，而非根據二零零一年購股權計劃而僅授予合資格承受人。根據新購股權計劃之規則，董事會可酌情設定購股權所附認購權可予以行使前須持有購股權之最短期限。此酌情權可讓董事會鼓勵參與者在最短期限內保留其參與者之身份，從而讓本集團或有關投資實體在有關期間繼續享有該等參與者之服務之效益。再加上董事會有權酌情施加在行使購股權前須達致的表現目標，使本集團可鼓勵參與者盡力協助本集團成長及發展。儘管新購股權計劃並無訂明所授出之購股權附帶權利可按折讓於股份在聯交所之成交價認購股份，但董事認為董事會在向合資格承受人以外之參與者授出購股權及可施加購

股權行使之前須被持有的最短期限及行使購股權前須達致的表現目標等方面之靈活性，皆較二零零一年購股權計劃更能就本集團吸納對本集團之整體成長及發展具有價值之人力資源。

3. 修訂本公司之公司細則

緒言

於近期修改公司條例前，本公司須向各股東寄發一份完整年報及賬目(各為「**詳細報告**」)。於二零零二年一月四日，二零零一年公司(修訂)條例在香港生效，容許本公司給予股東機會選擇收取一份摘要之財務報告(「**財務報告摘要**」)以代替詳細報告。財務報告摘要乃一份載有本公司資產負債表及損益表內所有資料詳情連同摘錄自詳細報告之主要資料之文件。財務報告摘要僅提供載於詳細報告(財務報告摘要之資料摘錄於此)之資料概要及概述。新法例亦容許本公司給予股東機會選擇不收取印刷文本之詳細報告或財務報告摘要，而倚賴將於本公司網站刊載之該等文件版本。

在上述之公司條例修訂後，聯交所已於二零零二年二月十七日公佈修訂上市規則以容許上市發行人分派財務報告摘要以代替詳細報告，惟上市發行人須已確定其股東意願及遵守其本身司法權區有關法律規定及其組織章程之條文。規則修訂對截至二零零一年十月三十一日或其後會計期間之年報有效。董事會進一步注意到聯交所已於二零零二年二月五日公佈上市規則修訂(已於二零零二年二月十五日生效)，容許上市發行人以寄發或(如適用法規及上市發行人本身組織章程容許)使用電子方式向其股東作出公司通訊。上市規則修訂容許上市發行人按照各股東及證券持有人個別列明之意願，僅以英文、或僅以中文或同時以中英文向股東寄發公司通訊(亦已於二零零二年二月十五日生效)。

建議修訂公司細則

因此，董事建議修訂公司細則以容許本公司利用新法例之便，使本公司給予股東選擇收取及選擇不收取詳細報告或財務報告摘要之印刷文本，而選擇收取該等以電子方法刊發之文件或依賴該等於本公司網站刊發之文件版本。即使股東投票贊成特別決議案，彼等仍將可選擇收取詳細報告之印刷文本。在通過特別決議案及公司法之有關修訂以准許財務報告摘要安排後，本公司擬向股東寄發通函邀請彼等選擇(i)收取財務報告摘要代替詳細報告或(ii)收取詳細報告；及(i)選擇詳細報告或財務報告摘要之印刷文本；(ii)收取該等以電子方法刊發之文件；或(iii)依賴於本公司網站刊登之文本代替獲寄發上述其中一份文件之印刷文本。

為進一步利用現行的上市規則變更(倘股東表明擬收取上述其中一份文件之印刷文本，上市公司可以英文或中文寄發所有公司通訊文件)，本公司亦將在上述通函內要求股東選擇僅收取有關文件之英文版或中文版。在寄發通函以確定股東意願時，本公司將採取適當措施以符合有關法例或規例，包括二零零一年公司(修訂)條例及公司(上市公司財務報告摘要)規例。

在現行形式下，本公司之公司細則第162(B)條不容許本公司分派財務報告摘要予選擇收取該文件以代替詳細報告之股東。公司細則第162(B)及167條亦不容許任何股東收取以電子方法由本公司發出或刊發之通告或文件及依賴本公司之網站的代替收取詳細報告或財務報告摘要之印刷文本。因此，將於股東特別大會提呈特別決議案以修訂公司細則第162(B)及167條。並將提呈有關公司細則第1及169條之修訂。亦建議在公司細則增入第162A條，以容許僅以英文版或中文版寄發通告及文件。倘此項特別決議案獲通過並符合上市規則，本公司將可給予股東機會收取財務報告摘要代替詳細報告

及收取由本公司以電子方法發出或刊發之通告及文件，以及依賴將於本公司網站刊發之財務報告及詳細報告版本以代替收取上述其中一份文件之印刷文本。

修訂公司細則之理由

上年度董事會報告及核數師報告(統稱「**年報**」)(均備中英文版本)約長達156頁，本公司向股東及其他人士刊印、派發及寄發年報之成本過往一直昂貴。本公司擬節省成本以符合股東利益。採納新法例所載修訂可讓本公司大幅節省成本。

倘特別決議案獲不少於75%有權於股東特別大會上投票之該等股東親身或由受委代表投票贊成，即獲予以通過。

4. 購回及發行股份之一般授權

緒言

本公司亦擬授予董事一般及無條件授權以購回及發行本公司股份。

一般授權

於股東特別大會上將提呈普通決議案，以授予董事一般及無條件授權以使：

(i) 配發及發行不超過本公司於通過該等決議案當日已發行股本總面值20%之股份；

(ii) 購回數目不超過本公司於通過該等決議案當日已發行股本總面值10%之股份(「**購回授權**」)；

(iii) 擴大上文(i)項所載發行股份之一般授權，擴大本公司根據購回授權所購回股份之數目。

一般授權將於本公司下屆股東週年大會日期，法例或本公司之公司細則規定本公司須召開下屆股東週年大會之期限或該授權於股東大會上以本公司普通決議案撤銷或修訂當日(以最早者為準)之時完結。

一份載有有關建議購回授權之全部有關資料之説明文件載於本通函附錄二。説明文件內之資料旨在向本公司股東提供合理需要之資料，以便彼等就投票贊成或反對有關決議案作出具充份依據之決定。

5. 股東特別大會

本公司訂於二零零二年五月三十日(星期四)下午十二時十五分或於緊隨將於中午十二時正舉行之股東週年大會或其任何續會結束後，假座香港新界荃灣荃華街3號九龍悦來酒店30樓沙田廳舉行股東特別大會，大會通告及適用於股東特別大會之代表委任表格附隨於本通函內。

隨函附奉股東特別大會適用之代表委任表格。無論股東是否擬出席股東特別大會，務請按其上印列之指示填妥代表委任表格，並無論如何最遲須於股東特別大會指定舉行時間前48小時送達本公司之總辦事處，地址為香港新界葵涌青山公路585-609號和記行大廈A座10樓，方為有效。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。

6. 推薦建議

經考慮由本通函所載理由後，董事認為，建議採納新購股權計劃之普通決議案，建議修訂公司細則之特別決議案及建議授予董事一般授權之普通決議案乃符合本公司，特別是本集團之整體利益。因此，董事建議股東投票贊成普通決議案及特別決議案。

7. 一般資料

謹請　閣下留意本通函各附錄所載之附加資料。

此　致

列位股東　台照

董事總經理
Barry John BUTTIFANT
謹啟

二零零二年四月二十六日

本附錄一乃新購股權計劃之主要條款概要，其並不構成亦不擬作為新購股權計劃之一部份，亦不應視之為對新購股權計劃規則之闡釋。

(a) 計劃之宗旨

新購股權計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工並吸引到對本集團及任何投資實體具有價值之人力資源。

(b) 參與資格

董事可全權酌情決定邀請屬於以下任何一類參與人之人士接納可認購股份之購股權：

(aa) 任何合資格僱員；

(bb) 本公司、其任何附屬公司或任何投資實體之任何非執行董事（包括獨立非執行董事）；

(cc) 向本集團或任何投資實體之任何成員公司提供貨品或服務之任何供應商；

(dd) 本集團或任何投資實體之任何客戶；

(ee) 向本集團或任何投資實體提供研究、開發或其他技術支援之任何人士或公司；

(ff) 本集團或任何投資實體之任何股東或任何成員公司或持有本集團或任何投資實體之任何成員公司所發行證券之任何人士；及

(gg) 本集團任何成員或任何投資實體、業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事

以及，就新購股權計劃而言，有關購股權須授予由一名或多名屬於上述任何一類參與人士或任何為全權信託之參與人全權信托對象之人士全資擁有之公司。為消除疑慮起見，除非董事另行決定，本公司授出任何可認購股份或本集團其他證券之購股權予屬於上述任何一類參與人之人士，就其本身而言並不構成根據新購股權計劃授出購股權論。

董事可不時因應參與人對本集團及投資實體之業務發展及增長所作出之貢獻而決定上述任何一類參與人是否符合獲授任何購股權資格之基準。

(c) 發行之最高股份數目

(aa) 按新購股權計劃及本公司之任何其他購股權計劃已授出全數尚有待行使之購股權獲行使而可發行之最高股份數目，合共不得超過本公司不時已發行股本之30%。

(bb) 按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權（就此而言並不包括按照新購股權計劃及本公司之任何其他購股權計劃之條款已作廢之購股權）獲行使而可發行之股份總數，合共不得超過70,443,558股，即於普通決議案獲通過之日已發行股份之10%（「**一般計劃上限**」）。

(cc) 本公司可提請股東在股東大會上批准更新一般計劃上限，惟按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權獲行使而可發行之股份總數，不得超過於該上限獲批准之日已發行股份之10%；而在計算該上限時，根據新購股權計劃及本公司之任何其他購股權計劃在此之前已授出之購股權（包括按照新購股權計劃及本公司之任何其他購股權計劃尚未行使、已註銷、已作廢或已行使之購股權）將不會計算在內。

(dd) 本公司可向股東發出通函要求股東於股東大會上另行批准授出超過一般計劃上限或（如適用）上文(cc)項所述上限之購股權予本公司在尋求上述批准前指定之參與者。

(d) 各參與者可認購之最高股份數目

於任何十二個月期間內，按新購股權計劃及本公司之任何其他購股權計劃授予各參與者之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及可發行之股份總數，不得超過本公司當時已發行股本之1%（「**個人上限**」）。如要在計至另行授出購股權之日止期間（包括該日在內）之任何十二個月內再授

予某位參與者超過其個人上限之購股權，必須向股東發出通函及於本公司之股東大會上獲股東批准，而該參與者及其聯繫人士須放棄投票權。

(e) 授予關連人士購股權

(aa) 根據新購股權計劃授出購股權予本公司之董事、首席行政人員（本公司之候任董事或候任首席行政人員除外）或本公司之主要股東或彼等各自之任何聯繫人士，必須獲獨立非執行董事（不包括任何本身亦為購股權承受人之獨立非執行董事）批准。

(bb) 倘若對已授予本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士之購股權條款作出之任何變動，或向某位主要股東或獨立非執行董事或彼等各自之任何聯繫人士授予購股權，將會導致計至獲授購股權之日止十二個月期間內（包括該日在內）按已授予及將授予該人士之全數購股權（包括已行使、已註銷及尚未行使之購股權）獲行使而發行及將發行之股份：

(i) 總額佔已發行股份之0.1%以上；及

(ii) 按每次授出購股權之日股份收市價計算之總值超過5,000,000港元，

則上述再行授出購股權之事宜須獲股東批准，而本公司須向股東發出一份通函。本公司之所有關連人士須於股東大會上放棄投票權，惟任何關連人士可於股東大會上對有關決議案投反對票，但必須在該通函內已表明上述意向。任何於股東大會上批准授出上述購股權之事宜均採用投票方式表決。

(f) 購股權之接納及行使時限

參與者可於獲提出授予購股權之日起計二十八日內接納購股權，並須於接納購股權時繳付1港元作為代價。

購股權之行使期由董事決定並通知各承受人，承受人可於行使期內隨時按照新購股權計劃之條款行使購股權，行使期可由提出授予購股權之日起計算，惟無論如何不得遲於董事會提出授予購股權日期起計之六年後屆滿，而行使期亦可按照有關條文提前終止。

(g) 表現目標

除非董事另行決定及於向參與者提出授予購股權之時表明，否則參與者於行使按新購股權計劃獲授之購股權前毋須達致任何表現目標。

(h) 股份認購價

新購股權計劃之股份認購價由董事決定，惟認購價不得低於下列三者中之最高者：(i)於提出授予購股權之日（該日須為交易日）聯交所每日報價表上註明之股份收市價；(ii)於緊接提出授予購股權日期之前五個交易日內聯交所每日報價表上註明之股份收市價之平均數；及(iii)股份面值。在不影響上述規定一般性效力之情況下，董事可授出就購股權有效期內各個不同期間採用以不同價格作為認購價之購股權，惟各個不同期間之股份認購價均不得低於以上述方式釐訂之認購價。

(i) 股份之地位

(aa) 按購股權獲行使而配發之股份須受本公司之公司附例內所有條文規限，並將與於承受人之姓名／名稱登記在本公司股東名冊上之日起已發行之繳足股份在各方面均享有同等權益，其持有人據此可獲派發於承受人之姓名／名稱登記在本公司股東名冊上之日或以後所派發之全部股息或支付或作出之其他分派，惟在此之前已宣派或建議或議決派發或作出而其記錄日期乃於承受人之姓名／名稱登記在本公司股東名冊上之日以前之任何股息或其他分派則除外；倘若行使購股權之日為本公司暫停辦理股份過戶登記手續期間內之任何一日，則購股權之行使將於本公司恢復辦理股份過戶登記手續後之首個香港營業日生效。承受人於辦妥過戶登記手續成為股份持有人之前，按購股權獲行使而發行之股份並不附帶投票權。

(bb) 除文義另有所指外，本段內所指「股份」一詞包括因本公司不時進行股本拆細、合併、重新分類或削減而產生該面額之本公司普通股股本中之股份。

(j) 對授出購股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予購股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限（兩者中以較早日期為準）之前一個月起直至公佈業績之日止期間內，均不得授出購股權。

於上市規則內上市公司董事買賣證券之標準守則或本公司採納之任何相應守則或買賣證券限制訂明禁止董事買賣股份之期間或時間，均不得授出任何購股權予身為董事之參與者。

(k) 新購股權計劃之有效期

新購股權計劃將於該計劃成為無附帶條件之日起計十年內有效。

(l) 承受人停止受聘時享有之權利

倘若購股權之承受人為合資格僱員而於全數行使其購股權之前基於任何原因（身故或下文(n)段所述之嚴重失職或其他理由除外）而不再為合資格僱員，則承受人可於其不再為合資格僱員之日起計三個月期間內行使全數或部份購股權（以尚未行使者為限），不再為合資格僱員之日乃指該合資格僱員在本集團或獲注資公司任職之最後一日而不論有否發出代通知金。

(m) 承受人身故時享有之權利

倘若購股權之承受人為合資格僱員於全數行使其購股權之前因身故而不再為合資格僱員，其法定個人代表可於承受人身故之日起計六個月內或董事會決定之較長時間（惟在任何情況下，不超過六年）行使購股權（以可行使及尚未行使者為限），或（如適用）其法定個人代表可根據(p)、(q)及(r)分段進行選舉。

(n) 承受人被解僱時享有之權利

倘若購股權之承受人為合資格僱員因失職或破產或無償債能力或已和其債權人全面達成任何安排或和解協議或被裁定觸犯任何涉及其品格或誠信之刑事罪名成立或(由董事會決定)基於任何根據普通法或任何適用法例或合資格僱員與本公司或有關附屬公司或有關獲注資公司所訂立之服務合約會導致承受人被終止受聘之理由而不再為合資格僱員，則該承受人之購股權將於其不再為合資格僱員之日自動作廢。

(o) 承受人違約時享有之權利

倘若董事全權酌情決定任何購股權之承受人(合資格僱員除外)或其聯繫人士違反承受人或其聯繫人士(作為其中一方)與本集團或任何獲注資公司(作為另外一方)所訂立之任何合約，或承受人破產或無償債能力或正進行結業、清盤或相類程序，或與債權人全面達成任何安排或和解協議，則董事可決定該承受人所獲授而尚未行使之購股權作廢。在此情況下，該承受人之購股權將自動作廢並於董事作出上述決定之日或以後無論如何均不得再行使。

(p) 承受人於接獲全面收購建議時享有之權利

在上文(m)分段之規限下，倘若向全體股份持有人或除收購人及／或由收購人所控制之任何人士及／或與收購人聯合行動或一致行動之任何人士以外之股份持有人提出全面或局部收購建議(不論是採取收購或股份回購或協議計劃或其他相類方式)，則本公司須盡一切合理努力促使按相同條款(細節上經作出必要之修改)向全體承受人提出上述收購建議，並假定彼等將會透過全數行使其獲授之購股權而成為本公司之股東。倘若該收購建議條款於四個月內已獲持有不少於收購建議內百分之九十之股份之人士通過，而有關收購建人其後根據公司法發出通告以收購餘下股份，則承受人(或其法定個人代表)可以書面通知本公司於該通告發出後二十一天內全數行使或按通知所註明之某個數額行使購股權。在上文之規限下，購股權將於該收購建議(或經修訂後之收購建議，視情況而定)之最後接納期限屆滿之日自動作廢(以尚未行使者為限)。

(q) 承受人於公司清盤時享有之權利

在上文(m)分段之規限下，倘若於購股權之有效期內本公司提呈有關本公司進行自動清盤之生效決議案，則每名承受人(或如上文(m)分段允許，其法定個人代表)可於該決議進行被當作該購股權已緊於通過該決議前全數行使或按通知書所註明之數額行使後二十一天內以書面通知本公司全數行使或按通知書上註冊之數額行使購股權，而承受人據此由此承受人將有同等於股份持有人之權利從清盤中存有之資產收取有關購股權所涉及之股份應得之金額與相等於本應因而支付之行使價之金額兩者之差額。在上文之規限下，購股權將於本公司開始清盤之日自動作廢(以尚未行使者為限)。

(r) 承受人於本公司與其債權人達成和解協議或安排時享有之權利

在上文(m)分段之規限下，倘因安排計劃之方式向所有股份持有人提出全面收購協議，該計劃並在所需之大會上獲所需數目之股份持有人通過，則承受人(或其法律代表)可於此後(惟於本公司通知之時間前)可全數行使或按通知書所註明之數額行使股權。在上文之規限下，購股權將於上述和解協議或安排生效之日自動作廢。

(s) 調整認購價

倘本公司之股本架構在任何購股權仍可行使時出現任何變動(包括將溢利或儲備資本化、供股或向股份持有人提出之相類債券發售、就本公司股本進行合併、分拆或削減或相類重組)，則在本公司當時之核數師或獨立財務顧問核實屬公平合理情況下，須對購股權計劃之未行使購股權之股份數目及面值及／或購股權之價格及／或行使購股權及／或本文第(c)及(d)條所指最多之股份之辦法作出相應修訂(如有)，惟(i)修訂後承受人有權獲得已發行股本比例須與修訂前相同，承受人於全數行使任何購股權時須付之總認購價須盡量保持與之前相同(惟不可高於之前價格)；(ii)作出之修訂不得導致股份以低於面值價格發行；及(iii)發行股份或本集團其他證券作為交易代價，不得視為需要作出修訂之情況。此外，就任何修訂而言(因資本化發行作出者除外)，該等核數師或獨立財務顧問必須向董事書面確認，該等修訂乃符合上市規則有關條文之規定。

(t) 註銷購股權

凡註銷任何已授出惟尚未行使之購股權須於股東大會上獲股東批准，而有關參與者及彼等之聯繫人士須放棄投票權。倘有關承受人獲取須先之書面同意，則授予該承受人之購股權於董事會批准後可被註銷。

(u) 終止新購股權計劃

本公司可隨時在股東大會上以決議案方式終止新購股權計劃，在此情況下，不得再提出授予購股權，惟新購股權計劃之條文在所有其他方面仍然有效，使於新購股權計劃終止前已授出之任何購股權(以尚未行使者為限)可以行使或符合新購股權計劃之條文規定。於新購股權計劃終止前已授出之購股權(以尚未行使者為限)繼續具有效力，並可按照新購股權計劃之規定予以行使。

(v) 權利屬承受人個人所有

購股權屬承受人個人所有，不得轉讓。承受人不得以任何方式將任何購股權出售、轉讓、抵押、按揭、附以債權或以任何第三者作為受益人。如承受人違反上述規定，本公司有權註銷該承受人所獲授而尚未行使之任何購股權或部份購股權。

(w) 購股權作廢

購股權於下列三者中之最早日期自動作廢(以尚未行使者為限)：

(aa) (l)及(m)段所述之期間屆滿；

(bb) (k)、(n)、(o)、(p)、(q)及(r)段所述之期間或期限屆滿；及

(cc) (v)段所述有關對轉讓及出讓購股權之限制條文遭受違反之日。

(x) 其他

(aa) 新購股權計劃內與上市規則第17.03條所載事宜有關之條款及細則均不得作出有利於購股權承受人之修改，惟事先於股東大會上獲股東批准者除外。

(bb) 對新購股權計劃之條款及細則作出之任何重大修改或對已授出之購股權條款作出之任何變動，均須於股東大會上獲股東批准，惟根據新購股權計劃之現行條款自動生效之修改除外。

(cc) 條款經過修訂後之新購股權計劃或購股權仍須遵守上市規則第17章之有關規定。

(dd) 對新購股權計劃之條款作出之任何修改中，凡涉及對賦予董事或計劃執行人之權力作出之任何變動，均須於股東大會上獲股東批准。

本附錄乃為根據上市規則之規定須向 閣下提供以考慮准許向董事授出一般授權以購回股份之建議所需資料之說明函件。

1. 有關購回股份之上市規則

上市規則准許首次於聯交所上之公司在若干規定之規限下於聯交所購回本身股份，有關之重要資料概述如下。本公司乃由其公司組織章程及細則賦予權力以購回本身股份。

資金來源

購回股份之資金必須據本公司組織章程大綱與細則及公司條例之規定可合法撥作有關用途之資金。根據上市規則，本公司不可於聯交所以現金以外之代價或根據聯交所不時之貿易規則以外之結算方式購回本身股份。根據公司法，公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，僅可由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

關連人士

上市規則禁止公司在知悉之情況下於聯交所向「關連人士」(即本公司及其聯繫人士(定義見上市規則)之董事、總裁或主要股東)購買股份，關連人士不可在知悉之情況下本公司出售其股份。

2. 行使購回授權

截至最後實際可行日期，本公司已發行股本包括704,435,585股每股面值0.01港元之股份。因此，全面行使購回授權可使本公司於直至(i)本公司下一次股東大會結束；或(ii)股東大會上以本公司之普通決議案撤銷或改變購回授權期間(以最早發生為準)購回最多可達70,443,558股股份。

在購回決議獲通過之規限下，並假設在召開週年股東大會前本公司並無發行或購回任何股份，則根據購回授權，本公司可獲准購回最多70,443,558股每股0.01港元之股份。

3. 購回證券之理由

董事只會於相信購回證券將有利於本公司及股東之情況下方進行購回。購回須視乎當時之市場情況及資金安排，行使購回授權可提高每股資產淨值及／或每股盈利。

4. 進行購回動用資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許作此用途之資金。

5. 一般事項

全數行使購回授權，可能對本公司之營運資金或資本負債狀況造成重大不良影響（與二零零一年十二月三十一日，即其賬目最後經審核當日比較）。然而，董事不擬於可能對本公司之營運資金或資本負債狀況造成重大不利影之情況下進行購回。

6. 承諾

董事已向聯交所作出承諾，彼等將根據上市規則、香港法例及所有百慕達適用之法例，以及公司組織章程大綱及細則所載之資料，行使本公司之權力進行購回。

就董事所知及經作出一切合理查詢後，各董事或任何彼等各自之聯繫人士目前無意向本公司及其附屬公司出售任何股份。

截至二零零二年四月二十六日，即最後實際可行日期，並無本公司之關連人士通知本公司其有意出售本公司股份，亦無任何關連人士承諾倘若有關授出一般授權之普通決議案獲通過，不會向本公司出售任何股份。

7. 收購守則

倘若一名股東因購回股份而導致其於本公司附有投票權之資本中權益之比例增加，該增加就香港收購及合併守則(「守則」)而言，則當作一項收購。因此，一名股東或一群行動一致之股東可獲得或綜合本公司之控制權，並根據守則第26及 32條規則有責任進行強制性之收購建議。

截至最後實際可行日期，就董事所深知，下列主要股東直接或間接擁有本公司已發行股本10%或以上之權益：

股東	概約之有效權益
李永森先生	52.85%

倘董事須全面行使購回根據決議案建議授出之股份之權力，則上述本公司之主要股東股權百分比將為如下：

股東	概約之有效權益
李永森先生	58.73%

就董事所知及確信，有關增加將會導致根據守則作出強制性收購建議責任。倘若會引發根據守則作出強制性收購建議，董事不擬購回股份。

該增加將不會導致公眾持有之本公司股本總金額少於25%，且不會引致根據守則第26及 32條規則須進行強制性收購建議之責任。

8. 本公司進行之股份購回

於最近六個月期間，本公司或其任何附屬公司並無購回任何證券。

9. 股價

自上市日及於刊發本通函前十二個月以來，股份每月在聯交所之最高及最低成交價如下：

	每股股份價格（附註）	
	最高	最低
	港元	港元
二零零一年		
四月	0.088	0.070
五月	0.098	0.074
六月	0.090	0.070
七月	0.075	0.065
八月	0.080	0.060
九月	0.064	0.042
十月	0.054	0.038
十一月	0.060	0.042
十二月	0.074	0.045
二零零二年		
一月	0.074	0.050
二月	0.045	0.019
三月	0.22	0.1

附註： 於二零零一年四月至二零零二年二月期間有關股份為調整前股份。

於二零零二年三月之有關股份為股本重組生效後本公司股本中之股份。

10. 股東批准

上市規則規定，首次於聯交所上市之公司購回證券之建議必須事先經普通決議案通過（以一般授權之方式或就個別交易予以特定批准）。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

股東特別大會通告

茲通告和記行（集團）有限公司謹訂於二零零二年五月三十日（星期四）下午十二時十五分或緊隨於中午十二時正舉行之股東週年大會或其續會結束後假座香港新界荃灣荃華街3號九龍悦來酒店30樓沙田廳舉行特別股東大會，藉以考並酌情通過（在經訂或毋須修訂之情況下）下列決議案：

1. **第一項普通決議案**

「**動議**待香港聯合交易所有限公司（「**聯交所**」）上市委員會批准根據購股權計劃（「**新購股權計劃**」，註有「A」字樣之副本已提交大會並經大會主席簽署以資識別）授出之購股權須予發行之本公司股本中每股面值0.01港元之股份上市及買賣後，批准並採納新購股權計劃，以及於新購股權計劃成為無條件當日起及生效後，本公司於二零零一年六月二十八日採用之本公司現有購股權計劃則告終止，並授權本公司董事（「**董事**」）因行使根據新購股權計劃須予授出之購股權而配發及發行股份，並根據本公司公司細則、聯交所證券上市規則及新購股權計劃之規則所容許為限，董事依據新購股權計劃可就任何決議案投票或影響新購股權計劃之決議案投票（不論有任何董事之權益）（包括授出購股權或批准於行使購股權時配發及發行股份）。」

* *僅供識別*

2. 第二項普通決議案

「動議：

(i) 在下文(iii)段之規限下，一般性及無條件批准本公司之董事於有關期間（定義見下文）行使本公司之一切權力以配發、發行及處置本公司股本中未發行股份，以及作出或授予可能須行使該等權力之建議，協議及／或購股權；

(ii) 上文(i)段之批准新增至賦予董事之任何其他授權，並授權本公司之董事於有關期間作出或授予可能須於有關期間完結後行使該等權力之建議、協議及／或購股權；

(iii) 本公司之董事依據上文(i)段於有關期間本公司股本中已配發、發行或以其他方式處理之未發行股份之總面額，除依據配售新股（定義見下文）或行使附載於任何由本公司發行之認股權證之認購權外，不得超過於本決議案獲通過之日本公司已發行股本總面額之20%；

(iv) 就本決議案而言：

(a) 「**有關期間**」指本決議案獲通過之日起至下列較早日期止之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 按照法例或本公司細則，本公司下屆股東週年大會須予舉行期限屆滿之日；或

(3) 本公司股東於股東大會上通過普通決議案撤銷或修訂根據本決議案賦予授權之日；

(b) 「**配售新股**」指本公司之董事於指定時間向於指定記錄日期名列本公司股東名冊內本公司股本中之股份持有人，按彼等於該日之持股比例配發本公司股本中之股份(惟本公司之董事可就零碎股權或香港以外地區之任何認可監管機構或任何證券交易所之要求，作出彼等認為必需或適當之取消權利行動或另作安排)。」

3. **第三項普通決議案**

「**動議**：

(i) 在下文(ii)段之規限下，一般性及無條件批准本公司之董事於有關期間(定義見下文)行使本公司之一切權力以購回本公司於聯交所或其他任何根據香港股份購回守則，依據及受所有適用法例及香港聯合交易所有限公司證券上市規則之規限下，就此而言獲證券及期貨事務監察委員會及聯交所確認其股份可於該聯交所上市之聯交所內之股份；

(ii) 本公司依據上述(i)段之批准可購回之股份總面額不得超過於本決議案獲通過之日本公司已發行股本總面額之10%，而上述之批准須受相應限制；

(iii) 在本決議案第(i)及(ii)段各自獲通過之情況下，本公司撤銷本決議案第(i)及(ii)段所述，已獲董事授出相類之事先批准；及

(iv) 就本決議案而言：

「**有關期間**」指本決議案獲通過之日起至下列較早日期止之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 按照法例或本公司細則，本公司下屆股東週年大會須予舉行期限屆滿之日；或

(3) 本公司股東於股東大會上通過普通決議案撤銷或修訂根據本決議案賦予授權之日。」

4. **第四項普通決議案**

「**動議**在載列於本大會通告內之普通決議案第二項及第三項獲通過之情況下，透過將本公司依據上述第三項普通決議案授予之授權購回本公司股本之總面額之數額加至董事可依據該一般授權配發之本公司股本之總面額，延展依據載列於召開本大會之通告內普通決議案第二項授予董事以行使本公司權力以配發、發行或以其他方式處理本公司之額外股份之一般授權；惟該數額不得超過於本決議案獲過之日本公司已發行股本總面額之10%。」

5. **第一項特別決議案**

(i) 「動議將下列定義增至本公司細則第1條:

「上市規則」指香港聯合交易所有限公司上市證券規則（不時予以修訂）。

「財務報告摘要」指概述並摘錄自完整之年度董事會報告及核數師報告，並為香港法例第32章公司條例之定義所指之財務報告。

(ii) **動議**刪除本公司細則第162(B)條，並由下例細則取代：

(B) (i) 本公司每份資產負債表須由兩名董事代表董事會簽署，並在第(ii)段之規限下，每份資產負債表（包括法例規定包含及或作為附頁之任何文件）及須於週年股東大會上提交予本公司之損益賬之複印本，連同董事會報告複印本及核數師報告複印本或用以代替董事會報告及核數師報告之財務報告摘要（惟須獲董事會成員事先同意，並以根據公司條

例及其他適用法例、規則、規例及上市規則准許為限）須於大會最少二十一天前透過電子（惟須獲董事會成員事先同意）或郵寄（以預付郵費之信件、信封或包裹）或投遞方式寄出或提交至股東名冊內之註冊地址或親身送達或以其他本公司接受之方式透過電子方式寄予本公司每名股東及每名債券持有人及每名依據公司細則第46條註冊之人士，以及其他可接獲本公司股東大會通告之人士，惟此附例並無要求須將該等文件之複印本寄發或送達或以其他本公司可接受之方式交予任何本公司不知悉其地址之人士或任何一名以上股份或債券之聯名持有人；惟任何不獲寄發、送達或以其他可接受之方式獲取該等文件之股東或債券持有人則可於總辦事處或註冊辦事處經申請免費獲取有關文件之複印本。倘本公司全部或任何股份或債券當時於任何證券交易所上市或買賣，則須根據該交易所規則或慣例將該等數目之文件複印本寄予該交易所之適當人員。

(ii) 在公司法、適用之法例、規則、規條及上市規則之規限下，當一名股東（「**同意股東**」）依據法例及上市規則同意將刊登資產負債表、損益表、董事會報告及核數師報告及／或本公司於電腦網絡上之財務報告摘要當作履行根據香港法例第32章公司條例，寄發有關資產負責表、損益表、董事會報告及核數師報告及／或財務報告摘要之責任，則根據法例，本公司於召開股東大會最少二十一天前於本公司電腦網絡上刊登之資產負債表、損益表、董事會報告及核數師報告及／或財務報告摘要將被視作履行本公司根據第(i)段所述之責任。

(iii) **動議**新增下列細則第162A條至細則第162條之後：

在公司法、適用之法例、規則、規條及上市規則之規限下，任何授予股東之通告或文件(包括董事會報告、核數師報告及財務報告摘要)可為英文或中文。

(v) **動議**刪除本公司摘要第167條，並由下列細則取代：

在公司法、適用之法例、規則、規條及上市規則之規限下，任何依據此等附例授予或刊發之通告或文件須以書面方式，或可由本公司親身送達予任何股東或透過電子方式寄送至其電郵地址或依據公司法、任何適用之法例、規則、規條及上市規則刊登於本公司之電腦網絡，或以預付郵費之信件、信封或包裹郵寄至該股東於股東名冊內之註冊地址或投遞或提交至上述之註冊地址或(倘為通告)於報章刊登廣告。倘為聯名持有人，則所有通告將授予於股東名冊及通告內排名較先之聯名持有人，因此有關通告才可足以授予所有聯名持有人。

(vi) **動議**刪除本公司細則169條，並由下列細則取代：

(A) 任何郵寄之通告須被視作於載有該通告之信封或包裹置放於位於有關地區內之郵政局翌日送達，並就證明該送達而言，為足以證明送達，載有通告之信封或包裹已妥善預付郵費、註明地址並置放於該郵政局內，以及載有通告並註明該地址及置放於該郵局之信封或包裹內由秘書或由董事會委任之其他人士簽署之書面證明將為其中不可推翻之證據。

(B) 任何以電子方式寄發之通告或文件須被視作由本公司或其代理之伺服器傳遞當日授予；並就證明該送達或寄發而言，足以證明任何於有關該通告或文件載於本公司電腦網絡內之告示寄發予股東當日後本公司電腦網絡刊登之通告或文件將為其中最終之證據。」

承董事會命
吳心瑜
公司秘書

香港，二零零二年四月二十六日

註冊辦事處：
Cedar House
41 Cedar House
Hamilton HM 12
Bermuda

香港主要營業地點：
香港皇后大道中50-52號
陸佑行5樓

附註：

1. 凡有權出席股東上述大會並在會上投票之本公司股東，均可委任一名或以上受委代表，代其出席及投票。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於股東大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席股東大會，則只有上述出席並於股東名冊內排名較先之股東才可獲有關投票權。

3. 按照印列指示填妥及簽署之代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會指定舉行時間四十八小時前送達本公司之總辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

適用於出席二零零二年五月三十日正午十二時正召開之股東週年大會(或其任何續會)之代表委任表格

本人／吾等(註1) ________________ 地址為 ____

________________________ 為和記行(集團)有限公司(「本公司」)股本中每股面值港幣0.01元股份(註2)

________________________ 股之登記持有人，茲委任(註3)大會主席或 ____________________ 地址為

________________________________，若其未克出席則改由________________________________

地址為____為本人／吾等之代表，代表本人／吾等出席本公司定於二零零二年五月三十日正午十二時正假座香港新界荃灣荃華街3號九龍悅來酒店三十樓沙田廳舉行之股東週年大會(及其任何續會)，並代表本人／吾等按照以下指示投票表決下列決議案。

決議案		贊成(註4)	反對(註4)
1. 接納截至二零零一年十二月三十一日止年度之財務報告與董事會及核數師報告書			
2. 重選下列董事：	(a) 李文輝先生		
	(b) 余金霞女士		
	(c) 李文彬先生		
授權董事會釐定董事袍金			
3. 續聘德勤•關黃陳方會計師行為核數師及授權董事會釐定其酬金			

日期：二零零二年 ________________ 月 ________________ 日

簽署(註5)： ____

附註：

1. 請用正楷填上姓名及地址，所有聯名股東均須填上姓名。
2. 請填上　閣下名下登記之本公司股本中每股面值港幣0.01元股份數目，如未有填上股數，則本代表委任表格將被視為與　閣下名下登記之全部本公司股本中之股份有關。
3. 如欲委任大會主席以外之人士為代表，請將有關大會主席之字句刪去，並在空格內填寫所欲委任代表之姓名及地址。**代表委任表格上之每項更正，均須由簽署人簡簽示可。**
4. 請在每項決議案旁之適當欄內填上「✓」符號，以表示　閣下意欲代表如何投票表決。倘若未有表明代表應如何投票，則其所委派之代表有權自行決定是否投票及如何投票。除本大會通告所載之決議案外，　閣下之代表亦有權就正式提呈大會之其他決議案酌情自行投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，如為有限公司，則本代表委任表格須蓋上公司印章或經由公司負責人、授權人或其他獲正式授權人士簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間前四十八小時送達本公司在香港之總辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座十樓，方為有效。　閣下於填寄代表委任表格後仍可親自出席大會並於會上投票。
7. 如屬聯名股東，則就任何問題投票時，本公司只接納在公司股東名冊上排名於首之聯名股東之投票，不論其為親自或委派代表出席與否，而其他聯名股東即再無權投票。
8. 受委任代表無須為本公司股東，但須親自代表　閣下出席大會。

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

股東特別大會(或其任何續會)適用之代表委任表格

本人／吾等*(附註1)*____寓____

為和記行(集團)有限公司(「本公司」)股本中每股面值0.01港元之股份______________________________________股*(附註2)*

之持有人,茲委任大會主席*(附註3)*或____

____寓____

為本人／吾等之代表,代表本人／吾等出席本公司於二零零二年五月三十日(星期四)下午十二時十五分假座香港新界荃灣荃華街3號悅來酒店30樓沙田廳舉行之股東特別大會(或其任何續會),或於中午十二時正舉行之股東週年大會(或其任何續會)完結之後及尤其(但無限制)於該等大會(或其任何續會)上,代表本人／吾等以本人／吾等之名義按下列指示就有關上述大會之通告所載之決議案投票,或如無該等指示,依本人／吾等之代表認為合適之方式行事。

決議案	贊成*(附註4)*	反對*(附註4)*
1. 「動議待香港聯合交易所有限公司(「聯交所」)上市委員會批准根據購股權計劃(「新購股權計劃」,註有「A」字樣之副本已提交大會並經大會主席簽署以資識別)授出之購股權須予發行之本公司股本中每股面值0.01港元之股份上市及買賣後,批准並採納新購股權計劃,以及於新購股權計劃成為無條件當日起及生效後,本公司於二零零一年六月二十八日採用之本公司現有購股權計劃則告終止,並授權本公司董事(「董事」)因行使根據新購股權計劃須予授出之購股權而配發及發行股份,並根據本公司公司細則、聯交所證券上市規則及新購股權計劃之規則所容許為限,董事依據新購股權計劃可就任何決議案投票或影響新購股權計劃之決議案投票(不論有任何董事之權益)(包括授出購股權或批准於行使購股權時配發及發行股份)。		
2. 授予本公司董事一般授權,以配發、發行及處置未發行之股份。		
3. 授予本公司董事一般授權,以購回本公司之股份。		
4. 擴大股份發行一般授權,加上本公司所購回股份。		
5. 修改本公司之公司細則。		

簽署*(附註5)*____ 日期______________________________________

附註:

1. 請用正楷填上全名及地址。
2. 請填上登記於 閣下名下有關本代表委任表格之股份數目。如未有填上股數,則本代表委任表格將被視為與所有登記於閣下名下之本公司股份有關。
3. 閣下如欲委派大會主席以外之人士為代表,請將「大會主席」字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。本代表委任表格之每項更改,均須由簽署人簡簽示可。
4. 注意: 閣下如欲投票贊成決議案,請在有關決議案旁註明「贊成」之方框內填上「✓」號。 閣下如欲投票反對決議案,請在有關決議案旁註明「反對」之方框內填上「✓」號。如無任何指示,則 閣下之代表有權自行酌情投票。除大會通告所載決議案外, 閣下之代表亦有權就正式提呈大會之任何其他決議案自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下以書面正式授權之代表簽署,或如股東為公司,則本代表委任表格須另行加蓋公司印鑑,或經由公司負責人或獲正式授權之代表或其他人士親筆簽署。
6. 本代表委任表格連同已簽署之授權書或其他授權文件(指如有而言)或經已簽署之授權書副本,最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司位於香港新界葵涌青山道585-609號和記行大廈A座10字樓之辦事處總部,方為有效。
7. 如屬聯名股東,排名較先之聯名持有人如就有關之決議案親身出席或委派代表出席大會並於會上投票,彼投票將被接納而其他聯名持有人之投票則為無效;為此有關排名次序將取決於聯名登記持有人於股東名冊上名列之次序。
8. 受委代表毋須為本公司股東,惟須親身代表 閣下出席大會。
9. 閣下填妥及交回代表委任表格後,屆時仍可出席大會並於會上投票。

* *僅供識別*

Notice of Annual General Meeting

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of the Company will be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 30, 2002 at 12:00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2001.

2. To re-elect Directors and authorise the Board of Directors to fix their fees.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu to be the auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, April 24, 2002

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

(3) To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's corporate head office at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:BB/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Barry John BUTTIFANT HKID/~~Passport~~ No. XG329762(8) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ☐ MONTH ☐ YEAR ☐

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	2,000,000*	28/5/2001	30/6/2001 to 29/6/2007	HK$1.00*	HK$1.00
Wo Kee Hong (Holdings) Limited	Ordinary Shares	3,500,000*	10/8/2001	14/9/2001 to 13/9/2007	HK$1.00*	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* After adjustment for the Capital Reorganisation on 15 March 2002

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date : 27 | 3 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	23,260,000*	23,360,000*	X		28/6/2000	HK$0.198
Wo Kee Hong (Holdings) Limited	Ordinary Shares	23,360,000*#	2,336,000*#				

* Ordinary Shares held by my spouse were included

After adjustment for the Capital Reorganisation on 15 March 2002

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ____________ Date: 28 | 3 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	276,000#	13/5/96	13/6/1996 to 12/6/2002	HK$9.460#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,350,000*#	28/7/97	28/8/1997 to 27/8/2003	HK$5.330#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	310,000*#	19/1/98	19/2/1998 to 18/2/2004	HK$2.200#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	100,000#	10/6/98	24/7/1998 to 23/7/2004	HK$1.053#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	670,000*#	12/21/99	7/2/2000 to 7/2/2006	HK$1.400#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	350,000#	11/02/00	18/3/2000 to 17/3/2006	HK$3.264#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	400,000#	28/5/01	29/6/2001 to 28/6/2007	HK$1.000#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,500,000#	10/8/01	16/9/2001 to 15/9/2007	HK$1.000#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	50,000*#	29/8/01	30/9/2001 to 29/9/2007	HK$1.000#	HK$1.00	N/A

* Share options granted to my spouse were included

After adjustment for the Capital Reorganisation on 15 March 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:SS/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) SUEN, Sammy Chi Chung HKID/~~Passport~~ No. A607457(2) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	300,000	30,000*				

* After adjustment for the Capital Reorganisation on 15 March 2002

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 28 | 3 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE T0 BE PAID FOR FOR SECURITIES	CONSIDERATION
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	100,000*	28/7/97	31/8/1997 to 30/8/2003	HK$5.330*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	30,000*	21/12/99	6/2/2000 to 5/2/2006	HK$1.400*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	50,000*	11/02/00	22/3/2000 to 21/3/2006	HK$3.264*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	26,000*	18/01/01	06/3/2001 to 05/3/2007	HK$1.000*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	100,000*	10/08/01	19/9/2001 to 18/9/2007	HK$1.000*	HK$1.00

* After adjustment for the Capital Reorganisation on 15 March 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref.No.:YKH/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) YUE Kam Har HKID/~~Passport~~ No. A320267(7) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ☐ MONTH ☐ YEAR ☐
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable i est in relevant share capital referred to at paragraph (4) of F 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	50,000*	29/8/2001	30/9/2001 to 29/9/2007	HK$1.00*	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* After adjustment for the Capital Reorganisation on 15 March 2002

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Yuk Kan Hai Date : 3 | 4 | 2002

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	21,267,622	2,126,762*			15/3/2002	N/A
Forward International Corporation, Limited	Non-voting Deferred Shares	34,335	34,335				
Shinwa Engineering Company, Limited	Non-voting Deferred Shares	3,850,000	3,850,000				
Wo Kee Hong Limited	Non-voting Deferred Shares	400	400				
Stoneycroft Estates Limited	Non-voting Deferred Shares	340,000	340,000				

* After adjustment for the Capital Reorganisation on 15 March 2002 (Consolidation of every 10 shares into 1 share)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/~~Passport~~ No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	12,190,857	1,219,085*	N/A	N/A	15/3/2002	N/A

* After adjustment for the Capital Reorganisation on 15 March 2002, 9,190,857shares are held in the name of Fisherman Enterprises Inc., a company the entired issued share capital of which is owned by Mr. Jeff Man Bun LEE (Consolidation of every 10 shares into 1 share)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	60,000#	13/5/1996	14/6/1996 to 13/6/2002	HK$9.46#	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

#After adjustment for the Capital Reorganisation on 15 March 2002

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ______________ Date: 4 | 4 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 15 MONTH 3 YEAR 2002 *

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] **Adjustment for the Capital Reorganisation of Wo Kee Hong (Holdings) Limited** 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Unit Cosmo International Limited	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	12,801,406*

* After adjustment for the Capital Reorganisation on 15 March 2002

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
LEE Wing Sum	A001574(4)	Villa Monte Rosa, 17/F., Flat A1, 41A Stubbs Road, Hong Kong	61,663,675*
Unit Cosmo International Limited	N/A	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, HK	12,801,406*

* After adjustment for the Capital Reorganisation on 15 March 2002

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 2						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ____________ Date : 9 | 4 | 2002

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	744,650,812	74,465,081#	N/A	N/A	15/3/2002	N/A
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,576,000	*4,576,000				
Jin Ling Electrical Company Ltd 金羚電器有限公司	N/A	*RMB131,750,000 (50% interest)	*RMB131,750,000 (50% interest)				
Mitsubishi Heavy Industries-Jinling Air-Conditioners Co, Ltd 三菱重工金鈴空調器有限公司	N/A	*US$14,700,000 (49% interest)	*US$14,700,000 (49% interest)				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
Modern Publication & Printing Ltd	Ordinary Share	*1	*1				
WK Information Network Limited	Ordinary Shares	*70	*70				
東莞先力電器有限公司	N/A	*HK$2,125,000 (85% interest)	*HK$2,125,000 (85% interest)				

* I am deemed to have interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited

After adjustment for the Capital Reorganisation on 15 March 2002 (Consolidation of every 10 shares into 1 share)

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	276,000*	13/5/96	17/6/1996 to 16/6/2002	HK$9.460*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,250,000*	28/7/97	31/8/1997 to 30/8/2003	HK$5.330*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	300,000*	19/1/98	22/2/1998 to 21/2/2004	HK$2.200*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	650,000*	21/12/99	11/2/2000 to 10/2/2006	HK$1.400*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	300,000*	11/2/00	21/3/2000 to 20/3/2006	HK$3.264*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,500,000*	10/8/01	16/9/2001 to 15/9/2007	HK$1.000*	HK$1.00

* After adjustment for the Capital Reorganisation on 15 March 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	2,336,000*	11,680,000*#	X		11/4/2002	HK$0.35

* Ordinary Shares held by my spouse were included

\# Subscription for Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 16 | 4 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,380,000#	13/5/96	13/6/1996 to 12/6/2002	HK$3.0963#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,750,000*#	28/7/97	28/8/1997 to 27/8/2003	HK$1.7445#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,550,000*#	19/1/98	19/2/1998 to 18/2/2004	HK$0.7201#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000#	10/6/98	24/7/1998 to 23/7/2004	HK$0.3446#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,350,000*#	12/21/99	7/2/2000 to 7/2/2006	HK$0.4582#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,750,000#	11/02/00	18/3/2000 to 17/3/2006	HK$1.0683#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,000,000#	28/5/01	29/6/2001 to 28/6/2007	HK$0.3273#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000#	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000*#	29/8/01	30/9/2001 to 29/9/2007	HK$0.3273#	HK$1.00	N/A

* Share options granted to my spouse were included

After adjustment for the Rights Issue with relevant shares allotted on 11 April 2002,

(i) the exercise prices of the share options granted by the Company under 1991 and 2001 Share Option Schemes have been adjusted by multiplying a factor of 0.3273; and

(ii) the number of shares entitled for the share options granted has been adjusted by multiplying a factor of 5.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/003/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/~~Passport~~ No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ____ MONTH ____ YEAR ____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	1,219,085	6,095,425*	X		11/4/2002	HK$0.35

* Subscription for Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares) on 11 April 2002. 4,595,425 shares are held in the name of Fisherman Enterprises Inc., a company the entired issued share capital of which is owned by Mr. Jeff Man Bun LEE

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	3,000,000	13/5/1996	14/6/1996 to 13/6/2002	HK$3.0963#	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

After adjustment for the Rights Issue with Bonus Issue with relevant shares allotted on 11 April 2002, (i) the exercise price of the share options granted by the Company under 1991 Share Option Scheme have been adjusted by multiplying a factor of 0.3273; and (ii) the number of share entitled for the share options granted has been adjusted by multiplying a factor of 5.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ____________ Date: 16 | 4 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:BB/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Barry John BUTTIFANT HKID/~~Passport~~ No. XG329762(8) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ____ MONTH ____ YEAR ____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	10,000,000*	28/5/2001	30/6/2001 to 29/6/2007	HK$0.3273*	HK$1.00
Wo Kee Hong (Holdings) Limited	Ordinary Shares	17,500,000*	10/8/2001	14/9/2001 to 13/9/2007	HK$0.3273*	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* After adjustment for the Rights Issue with relevant shares allotted on 11 April 2002, (i) the exercise price of the share options granted by the Company under 1991 and 2001 Share Option Schemes has been adjusted by multiplying a factor of 0.3273; and (ii) the number of shares entitled for the share options granted has been adjusted by multiplying a factor of 5.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ______ Date: 17 | 4 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:SS/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) SUEN, Sammy Chi Chung HKID/~~Passport~~ No. A607457(2) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the *listed company is held jointly with another party*, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	30,000	150,000*	X		11/4/2002	HK$0.35

* Subscription for Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ____________ Date : 17 | 4 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000#	28/7/97	31/8/1997 to 30/8/2003	HK$1.7445#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	150,000#	21/12/99	6/2/2000 to 5/2/2006	HK$0.4582#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000#	11/02/00	22/3/2000 to 21/3/2006	HK$1.0683#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	130,000#	18/01/01	06/3/2001 to 05/3/2007	HK$0.3273#	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000#	10/08/01	19/9/2001 to 18/9/2007	HK$0.3273#	HK$1.00	N/A

After adjustment for the Rights Issue with relevant shares allotted on 11 April 2002,

i) the exercise prices of the share options granted by the Company under 1991 and 2001 Share Option Schemes have been adjusted by multiplying a factor of 0.3273; and
ii) the number of shares entitled for the share options granted has been adjusted by multiplying a factor of 5.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 11 MONTH 4 YEAR 2002 *

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(i) Subscription for Rights Shares with the Bonus Shares and adjustment for the Rights Issue with relevant shares allotted in Wo Kee Hong (Holdings) Limited

(ii) One of the subsidiary, Modern Publication & Printing Ltd, of Wo Kee Hong (Holdings) Limited has been deregistered on 12 April 2002. I therefore ceased to have a duty of disclosure of the aforesaid deemed interests.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Unit Cosmo International Limited	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	64,007,030*

* Allotment of Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares) on 11 April 2002

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
LEE Wing Sum	A001574(4)	Villa Monte Rosa, 17/F., Flat A1, 41A Stubbs Road, Hong Kong	308,318,375*
Unit Cosmo International Limited	N/A	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, HK	64,007,030*

* Allotment of Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares) on 11 April 2002

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 2						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 23 | 4 | 2002

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	74,465,081	#372,325,405	X		11/04/2002	HK$0.35
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,576,000	*4,576,000				
Jin Ling Electrical Company Ltd 金羚電器有限公司	N/A	*RMB131,750,000 (50% interest)	*RMB131,750,000 (50% interest)				
Mitsubishi Heavy Industries-Jinling Air-Conditioners Co, Ltd 三菱重工金鈴空調器有限公司	N/A	*US$14,700,000 (49% interest)	*US$14,700,000 (49% interest)				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
Modern Publication & Printing Ltd	Ordinary Share	*1	@0		X	12/04/2002	N/A
WK Information Network Limited	Ordinary Shares	*70	*70				
東莞先力電器有限公司	N/A	*HK$2,125,000 (85% interest)	*HK$2,125,000 (85% interest)				

* I am deemed to have interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited

\# Subscription for Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares)

@ Company has been deregistered on 12 April 2002

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,380,000*	13/5/96	17/6/1996 to 16/6/2002	HK$3.0963*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,250,000*	28/7/97	31/8/1997 to 30/8/2003	HK$1.7445*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,500,000*	19/1/98	22/2/1998 to 21/2/2004	HK$0.7201*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,250,000*	21/12/99	11/2/2000 to 10/2/2006	HK$0.4582*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,500,000*	11/2/00	21/3/2000 to 20/3/2006	HK$1.0683*	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000*	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273*	HK$1.00

* After adjustment for the Rights Issue with relevant shares allotted on 11 April 2002,

(i) the exercise prices of the share options granted by the Company under 1991 and 2001 Share Option Schemes have been adjusted by multiplying a factor of 0.3273; and

(ii) the number of shares entitled for the share options granted has been adjusted by multiplying a factor of 5.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref.No.:YKH/002/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) YUE Kam Har HKID/~~Passport~~ No. A320267(7) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable est in relevant share capital referred to at paragraph (4) of F 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	250,000*	29/8/2001	30/9/2001 to 29/9/2007	HK$0.3273*	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* After adjustment for the Rights Issue with relevant shares allotted on 11 April 2002, (i) the exercise price of the share options granted by the Company under 2001 Share Option Scheme has been adjusted by multiplying a factor of 0.3273; and (ii) the number of shares entitled for the share options granted has been adjusted by multiplying a factor of 5.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ______ Date: 23 / 4 / 2002

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	2,126,762	10,633,810#	X		11/04/2002	HK$0.35
Forward International Corporation, Limited	Non-voting Deferred Shares	34,335	34,335				
Shinwa Engineering Company, Limited	Non-voting Deferred Shares	3,850,000	3,850,000				
Wo Kee Hong Limited	Non-voting Deferred Shares	400	400				
Stoneycroft Estates Limited	Non-voting Deferred Shares	340,000	340,000				

Subscription for Rights Shares with the Bonus Shares (every 1 Rights Share with 3 Bonus Shares)

Yuet Kam Hay